SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is ZymoGenetics, Inc., a Washington corporation (“ZymoGenetics” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 1201 Eastlake Avenue East, Seattle, Washington 98102-3702. The telephone number of the Company’s principal executive office is (206) 442-6600.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s voting common stock, without par value (the “Shares”). As of August 31, 2010, there were 86,584,072 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Zeus Acquisition Corporation, a Washington corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a purchase price of $9.75 per Share, net to the holder thereof, in cash, without interest (the “Offer Price”), less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on September 10, 2010. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the Washington Business Corporation Act (the “WBCA”), at the time of filing of the articles of merger (the “Articles of Merger”) and a plan of merger (the “Plan of Merger”) with the Secretary of State of the State of Washington, together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the relevant provisions of the WBCA or at such other time as shall be agreed upon by the parties in writing and set forth in the Articles of Merger (either time, as applicable, the “Effective Time”), either (i) Merger Sub will merge with and into the Company, and the Company will continue as the surviving corporation in the merger (the “Long-Form Merger”), or (ii) in the event both (x) Parent and Merger Sub acquire at least 90% of the issued and outstanding Shares in the Offer, including through exercise of the Top-Up Option (defined and discussed below under the heading “Top-Up Option” in Item 8), and (y) after consummation of the Offer Parent elects to cause a merger of the Company with and into Merger Sub, then the Company will merge with and into Merger Sub, and Merger Sub will continue as the surviving corporation in the merger (the “Short-Form Merger” and either the Long-Form Merger or the Short-Form Merger, as applicable, the “Merger” and the surviving corporation of the Long-Form Merger or the Short-Form Merger, as applicable, the “Surviving Corporation”).

At the Effective Time of the Merger, each issued and outstanding Share (other than Shares held by Parent or Merger Sub or in the treasury of the Company, and other than dissenting shares pursuant to and in compliance with the WBCA, as discussed below under the heading “Dissenters’ Rights” in Item 8) will be converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof, without interest (the “Merger Consideration”), less any required withholding taxes.

In addition, at the Effective Time, each outstanding Company stock option to purchase Shares, whether vested or unvested, will be cancelled and, in exchange therefor, Parent will cause the Surviving Corporation to pay to each former holder of any such cancelled stock option as soon as practicable following the Effective Time a cash amount equal to the product of (i) the excess, if any, of the per share Merger Consideration over the exercise price per share of such stock option, and (ii) the number of Shares covered by such stock option, subject to withholding of applicable income and employment withholding taxes; provided that if the exercise price per share of any such stock option is equal to or greater than the per share Merger Consideration, such stock option will be cancelled or expire without any cash payment being made in respect thereof. At the Effective Time, each outstanding Company restricted stock unit, whether vested or unvested, will be cancelled, with the holder of such Company restricted stock unit becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the per share Merger Consideration multiplied by the number of Shares subject to such restricted stock unit immediately prior to the Effective Time, subject to withholding of applicable income, employment or other taxes. At the Effective Time, all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent or Merger Sub, Shares owned by the Company as treasury stock or Shares held by shareholders who properly exercise their dissenters’ rights) will be cancelled and converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding.

The obligation of Merger Sub to accept for payment and to pay for any Shares validly tendered in the Offer and not validly withdrawn is subject to certain conditions, including the condition that at least 48,282,192 Shares (which represents approximately 56% of the outstanding Shares as of August 31, 2010, which in turn represents a majority of the Shares on a fully-diluted basis, excluding certain Shares underlying derivative securities that are significantly out-of-the-money) plus 50% of any equity interests of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of outstanding options, restricted stock units or warrants), are validly tendered in accordance with the terms of the Offer and not withdrawn (the “Minimum Condition”), as provided in the Merger Agreement.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on September 10, 2010. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at midnight, New York City time, on October 7, 2010, the date that is twenty (20) business days after the date the Offer was commenced. Notwithstanding anything to the contrary in the Merger Agreement, Merger Sub is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or The NASDAQ Stock Market (“NASDAQ”) that is applicable to the Offer.

The Merger Agreement and the terms of the Offer and the Merger (together, the “Transactions”) are summarized in additional detail in Section 11—“The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for the Company” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Merger Sub in connection with the Merger Agreement and the Transactions. The Schedule TO states that the principal executive offices of Parent and Merger Sub are located at 345 Park Avenue, New York, New York 10154.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company, attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Merger Sub’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the board of directors of the Company (the “Company Board,” “Board of Directors” or “Board”) representing a majority of the Company Board, other than at a meeting of the shareholders of the Company.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for the Company” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been incorporated herein by reference to provide information regarding its terms. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.

The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course consistent with past practice through the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $28.7 million and that, in connection with the termination of the Merger Agreement by the Company under certain specified circumstances not relating to an acquisition proposal, the Company may be required to pay Parent a termination fee of $57.4 million.

The Company, Parent and Merger Sub made the representations and warranties solely for purposes of the Merger Agreement, and they may be subject to important qualifications and limitations agreed to by the parties. Moreover, certain of those representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality provided for in the Merger Agreement different from what might be viewed as material to shareholders or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Representation on the Company Board

The Merger Agreement provides that, effective upon the initial acceptance for payment by Merger Sub of Shares tendered pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter up to the Effective Time, subject to payment for such Shares and other conditions set forth in the Merger Agreement, Parent will be entitled to designate a number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors described in the following paragraph) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Merger Sub (giving effect to the Shares purchased pursuant to the Offer and, if Merger Sub exercises the Top-Up Option (as defined below under the heading “Top-Up Option” in Item 8), the Shares purchased upon exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares.

In connection with the foregoing, the Company has agreed to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board. Except with respect to two directors (the “Continuing Directors”) who were members of the Company Board immediately prior to such appointments by Parent, the Company has obtained irrevocable resignations of each director on the Company Board, which resignations are contingent and will be effective only upon the occurrence of the Acceptance Time, payment (which will be satisfied by receipt by the depositary for the Offer of funds from Parent or Merger Sub) for all of the Shares tendered and not withdrawn pursuant to the Offer, and the Company’s acceptance of such resignations. The Company expects the initial Continuing Directors to be Bruce L.A. Carter, Ph.D., and Douglas E. Williams, Ph.D., and they have not delivered resignations to the Company. From time to time after the Acceptance Time, subject to Merger Sub’s payment for the Shares, the Company will take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on each committee of the Company Board to the fullest extent permitted by all applicable laws, including the rules of NASDAQ. The Merger Agreement further provides that in the event that Parent’s designees are elected or appointed to the Company Board, until the Effective Time, the Continuing Directors will remain on the Company Board. If the number of directors who are Continuing Directors is reduced below two prior to the Effective Time, the remaining Continuing Director will be entitled to designate an individual to fill such vacancy who is not a current or former officer, director, employee or consultant of Parent or any of its subsidiaries (a “Parent Insider”) and who will be deemed a Continuing Director, and the Company will cause such designee to be appointed to the Company Board. If, notwithstanding compliance with such provisions, the number of Continuing Directors is reduced to zero, then the other directors on the Company Board will designate and appoint to the Company Board two directors who are not Parent Insiders who will be deemed Continuing Directors.

The Company Board will have at least such number of directors who qualify as independent directors for purposes of the continued listing requirements of NASDAQ and the SEC rules and regulations (the “Independent Directors”), provided that the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the NASDAQ rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees are elected or appointed to the Company Board prior to the Effective Time, the prior approval of a majority of the Continuing Directors (or the sole Continuing Director if there is only one Continuing Director then in office) will be required in order to, prior to the Effective Time, (i) amend, modify or terminate the Merger Agreement or agree or consent to any amendment, modification or termination of the Merger Agreement on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, (iv) amend or otherwise modify in any material respect the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) or bylaws (the “Bylaws”), (v) authorize or execute any material contract, or any material amendment or material modification of any contract, between the Company and Parent or Merger Sub, or the termination of any such material contract, or (vi) make any other determination or give any approval or authorization that is required to be taken or given by the Company Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Transactions.

Confidentiality Agreement

The Company and Parent are parties to a Confidentiality Agreement, dated as of June 30, 2010 (the “Confidentiality Agreement”), pursuant to which, and subject to certain exceptions, Parent and its subsidiaries agreed to keep strictly confidential and not to disclose non-public information of the Company and its subsidiaries delivered or made available to Parent, its subsidiaries or any of Parent’s or its subsidiaries’ directors, officers, employees, advisors, consultants, agents or other representatives, in connection with the consideration by Parent of a possible acquisition of the Company, except in accordance with the terms of the Confidentiality Agreement. Parent agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its affiliates to acquire, or offer or propose to acquire, beneficial ownership of securities of the Company in certain circumstances. Notwithstanding such provisions, the Confidentiality Agreement permitted Parent to make a bona fide non-public and confidential proposal relating to a business combination or similar transaction involving the Company to the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company. A copy of the Confidentiality Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Co-Development / Co-Promotion and License Agreement

On January 12, 2009, the Company entered into a Co-Development / Co-Promotion and License Agreement (the “Collaboration Agreement”) with Parent that covers all members of the type III interferon family, including interferon-lambda 1. Under the terms of the agreement, the Company is obligated to work exclusively with Parent to develop biopharmaceutical products based on the type III interferon family. Currently, the Company and Parent intend only to develop PEG-IFN-lambda, a pegylated version of interferon-lambda 1 (“PEG-IFN-lambda”), which is in development as a treatment for hepatitis C.

As part of the Collaboration Agreement, Parent receives an exclusive worldwide license to the core patents relating to the type III interferon family and a co-ownership interest in all core patents relating to the type III interferon family filed outside of the United States. In addition, Parent receives a non-exclusive license to other intellectual property rights relating to the licensed products. The Company is responsible for funding the first $100 million of development costs in the United States and Europe, which it expects to incur during Phase 1b and Phase 2 clinical testing, and 20% of all further development costs in the United States and Europe. Parent will fund 100% of the development costs in the rest of the world.

In return, during 2009 the Company received:

•	$105 million in license fees; and

•	$95 million in milestone payments related to initiation of Phase 2 activities.

In addition, the Company may receive:

•

Additional payments of up to $335 million based on pre-defined development and regulatory milestones for hepatitis C, up to $287 million in development and regulatory milestones for other potential indications, and up to $285 million based on pre-defined annual sales milestones;

•

40% of the profits from the co-commercialization of any type III interferon family product within the United States. The Company will also be responsible for 40% of any loss from the co-commercialization of any product within the United States, provided that a portion of the Company’s share of losses incurred through the initial launch phase will be deferred, and deferred losses will subsequently be deducted from milestones, royalties and the Company’s share of profits; and

•	Royalties on product sales outside the United States.

The research and development activities are governed by a steering committee made up of an equal number of representatives from each of Parent and the Company. Parent is responsible for all future manufacturing of PEG-IFN-lambda, including product for Phase 3 clinical trials and commercial sale.

The Company has the right to co-promote or co-fund PEG-IFN-lambda in the United States, and must exercise this right within 30 days after acceptance by the United States Food and Drug Administration (the “FDA”) of a Biologics License Application filing, in which case the Company will share any profits or losses in the United States. In certain circumstances, the Company may opt out of co-promotion while retaining the option to co-fund and share product profits and losses. The Company has the right to discontinue co-promotion and co-funding in the United States, in which case the Company would be eligible to receive royalties on product sales in the United States. Under certain restricted circumstances, Parent may terminate the Company’s right to co-promote in the United States, provided that, in certain of these circumstances, the Company will retain the option to co-fund and share product profits and losses. If Parent terminates the Company’s co-promotion right and the Company does not have the option to co-fund or chooses not to exercise that option, the Company would receive royalties on product sales instead of sharing profits and losses in the United States.

Royalties on sales vary based on annual sales volume and the degree of patent protection provided by the licensed intellectual property. Royalty payments may be reduced if Parent is required to license additional intellectual property from one or more third parties in order to commercialize a product or, in certain circumstances, if product sales suffer from direct competition. Royalty obligations under the agreement continue on a country-by-country basis until the date on which no valid patent claims relating to a product exist or, if the product is not covered by a valid patent claim, 11 years after the date of first sale of the product in that country.

The term of the agreement began on February 26, 2009 and will continue for as long as a type III interferon product is the subject of an active development project or there is an obligation to pay royalties under the agreement.

A copy of the Collaboration Agreement is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated herein in its entirety.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of August 31, 2010, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 33,142,486 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options and restricted stock units held by such individuals. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors, executive officers and their affiliates would receive an aggregate of $323,139,239 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and restricted stock units held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.”

The following table sets forth, as of August 31, 2010, the cash consideration that each executive officer, director and their affiliates would be entitled to receive in respect of his, her or its outstanding Shares if such individual or affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Shares		Consideration Payable in Respect of Shares
Bruce L.A. Carter, Ph.D.	584,149		5,695,453
James A. Harper	4,000		39,000
David I. Hirsh, Ph.D.	28,900		281,775
Lars Fruergaard Jørgensen	—	(1)	—	(1)
Jonathan S. Leff	—	(2)	—	(2)
David H. MacCallum	10,000		97,500
A. Bruce Montgomery, M.D.	—		—
Kurt Anker Nielsen	3,000		29,250
Edward E. Penhoet, Ph.D.	72,000		702,000
Douglas E. Williams, Ph.D.	4,600		44,850
Stephen W. Zaruby	—		—
James A. Johnson	26,019		253,685
Heather L. Franklin	5,100		49,725
Darren R. Hamby	100		975
Dennis M. Miller, Ph.D.	3,599		35,090
Eleanor L. Ramos, M.D.	3,599		35,090

(1)	Lars Fruergaard Jørgensen is the Senior Vice President, Information Technology and Corporate Development of Novo Nordisk A/S and may be deemed to have shared voting and investment power with respect to the shares held by Novo Nordisk A/S and Novo A/S because of his affiliation with the entities. Novo A/S is the parent holding company of Novo Nordisk A/S. The 23,009,861 shares held by Novo Nordisk A/S and Novo A/S are not reflected in the table above as Mr. Jørgensen disclaims beneficial ownership of the shares held by Novo Nordisk A/S and Novo A/S. The consideration payable with respect to such shares when tendered into the Offer and accepted for payment would be $224,346,145.
(2)	Jonathan S. Leff is a General Partner of Warburg Pincus & Co. and a Managing Director and Member of Warburg Pincus LLC. Mr. Leff disclaims beneficial ownership of the 9,387,559 shares held by the Warburg Pincus entities, which are not reflected in the table above, except to the extent of any indirect pecuniary interest therein. The consideration payable with respect to such shares when tendered into the Offer and accepted for payment would be $91,528,700.

Merger Agreement

Effect of the Merger on Stock Options and Restricted Stock Units

Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to acquire Shares granted under the Company’s 2001 Stock Incentive Plan, the Amended and Restated 2000 Stock Incentive Plan and any other stock plan or arrangement of the Company that provides for a right to receive Shares, or granted outside of a plan, whether vested or unvested, will be cancelled in exchange for a cash amount equal to the product of the excess, if any, of the Offer Price over the exercise price per share of such stock option, and the number of Shares covered by such stock option, subject to withholding of applicable income and employment withholding taxes, provided that if the exercise price per share of any such stock option is equal to or greater than the Offer Price, such option shall be cancelled or expire without any cash payment being made. At the Effective Time, each outstanding restricted stock unit, whether vested or unvested, will be cancelled in exchange for an amount in cash equal to the Offer Price multiplied by the number of Shares subject thereto, subject to withholding of applicable income, employment or other taxes.

The following table sets forth, as of August 31, 2010, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options and restricted stock units at the Effective Time, pursuant to the Merger Agreement.

Name	Number of Shares Subject to Options (1)	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Stock Options	Consideration Payable in Respect of Restricted Stock Units	Total
Bruce L.A. Carter, Ph.D.	502,177	$4.88	$2,444,224	—	$2,444,224
James A. Harper	36,000	$5.70	$145,680	—	$145,680
David I. Hirsh, Ph.D.	49,352	$6.19	$175,856	—	$175,856
Lars Fruergaard Jørgensen	20,000	$4.60	$103,000	—	$103,000
Jonathan S. Leff	49,352	$6.19	$175,856	—	$175,856
David H. MacCallum	36,000	$5.70	$145,680	—	$145,680
A. Bruce Montgomery, M.D.	20,000	$6.15	$72,000	—	$72,000
Kurt Anker Nielsen	49,352	$6.19	$175,856	—	$175,856
Edward E. Penhoet, Ph.D.	121,352	$5.07	$567,860	—	$567,860
Douglas E. Williams, Ph.D.	1,217,066	$4.73	$6,113,724	—	$6,113,724
Stephen W. Zaruby	507,000	$3.86	$2,987,560	—	$2,987,560
James A. Johnson	475,543	$4.27	$2,603,830	—	$2,603,830
Heather L. Franklin	189,570	$5.45	$814,898	$24,375	$839,273
Darren R. Hamby	174,210	$5.12	$806,214	—	$806,214
Dennis M. Miller, Ph.D.	157,384	$5.77	$625,773	$24,375	$650,148
Eleanor L. Ramos, M.D.	198,470	$5.32	$879,030	$24,375	$903,405

(1)	The numbers in this column do not reflect stock options for which the exercise price per share is equal to or greater than the Offer Price, as such options will be cancelled or expire at the Effective Time without any cash payment being made.

Continuing Employees

The Merger Agreement provides that during the one-year period commencing at the Effective Time (the “Continuation Period”), except as may be provided in an individual employment contract, Parent will provide or will cause the Surviving Corporation to provide, to each person who is employed by the Company or any Company subsidiary as of the Effective Time (“Continuing Employees”), for so long as they remain employed by the Company or a Company subsidiary during the Continuation Period, compensation and benefits (other than equity-based compensation or benefits) that are, in the aggregate, no less favorable than the compensation and benefits (other than equity-based compensation and benefits) being provided to Continuing Employees immediately prior to the Effective Time under the Company’s compensation and benefits plans.

Notwithstanding the foregoing, (i) a Continuing Employee who remains employed by the Company after the Effective Time and who, during the Continuation Period, ceases to be so employed and who, without any break, accepts an offer to become employed by Parent or any of its affiliates and (ii) Continuing Employees who remain employed by the Company after the Effective Time and who, in Parent’s sole discretion during and subsequent to the Continuation Period, are transitioned into Parent’s or an affiliate’s benefit plans, programs, agreements and arrangements, will, subject to certain conditions, be provided with such benefits as are provided to similarly situated employees of Parent and its affiliates in lieu of the benefits described above, except that any severance benefits will be provided pursuant to the ZymoGenetics Retention and Severance Plan (as amended, the “Retention Plan”) and not the severance benefits offered to similarly situated Parent employees. The Retention Plan is filed as Exhibit (e)(6) to this Schedule 14D-9 and a description of the Retention Plan is set forth under the heading “Potential Payments Upon Termination or a Change in Control” in the Information Statement, and both are incorporated herein by reference.

Potential Payments Upon Change in Control

The table below describes the potential payments to each of the Company’s named executive officers upon an involuntary termination of employment without cause by the Company or with good reason by the executive prior to, or in the event of, a change in control and a termination of employment by reason of death, or disability, resignation or retirement. If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under each employment agreement with each of the Company’s named executive officers, as Merger Sub will have acquired more than 50% of the combined voting power of the outstanding voting securities of the Company. The table reflects incremental compensation and does not show accrued liabilities, such as accrued salary, bonus or vacation, or benefits generally available to all employees. The amounts assume that any such termination becomes effective on October 31, 2010. The amounts shown in the table are estimates only as the actual amounts that may be paid upon an executive’s termination of employment can only be determined at the actual time of such termination.

Name	Benefit	Involuntary (Without Cause or Good Reason) Termination Prior to Change in Control ($)		Change in Control ($) (1)		Death or Disability ($)
Douglas E. Williams, Ph.D	Base Salary	566,500	(5)	1,133,000	(6)	—
	Bonus(2)	—		1,363,050	(7)	—
	Equity Acceleration	—		4,369,068		—
	Supplemental Life Insurance(3)	—		—		200,000
	COBRA Premiums(4)	18,322		18,322		—

	Total	584,822		6,883,440		200,000

Stephen W. Zaruby	Base Salary	410,000	(5)	820,000	(6)	—
	Bonus(2)	—		580,833		—
	Equity Acceleration	—		1,937,248		—
	Supplemental Life Insurance(3)	—		—		200,000
	COBRA Premiums(4)	18,322		18,322		—

	Total	428,322		3,356,403		200,000

James A. Johnson	Base Salary	382,100	(5)	573,150	(6)	—
	Bonus(2)	—		356,627		—
	Equity Acceleration	—		988,995		—
	Supplemental Life Insurance(3)	—		—		200,000
	COBRA Premiums(4)	18,322		18,322		—

	Total	400,422		1,937,094		200,000

Heather L. Franklin	Base Salary	313,100	(5)	313,100	(6)	—
	Bonus(2)	—		200,906		—
	Equity Acceleration	—		608,832		—
	Supplemental Life Insurance(3)	—		—		200,000
	COBRA Premiums(4)	12,446		12,446		—

	Total	325,546		1,135,284		200,000

Eleanor L. Ramos, M.D.	Base Salary	358,800	(5)	358,800	(6)	—
	Bonus(2)	—		230,230		—
	Equity Acceleration			713,773		—
	Supplemental Life Insurance(3)	—		—		200,000
	COBRA Premiums(4)	12,446		12,446		—

	Total	371,246		1,315,249		200,000

(1)	All payments in this column occur only in the event the named executive officer is terminated without cause or the officer terminates his or her employment for good reason after a change in control, which termination must occur within two years after the change in control. Payments in this column have not been reduced in the event that such payments will result in golden parachute excise taxes under Section 280G of the Internal Revenue Code, which reduction in payments will occur if it results in a greater net, after-tax benefit to the named executive officers than full payment of all amounts otherwise due.
(2)	Includes a pro rata bonus for the year of termination.
(3)	Benefits are paid under the supplemental term life insurance policy only in the event of death.
(4)	Represents estimated COBRA premiums to be paid by the Company for 12 months.
(5)	Payable in the course of the Company’s regularly scheduled payroll over 12 months.
(6)	Payable in a lump sum.
(7)	Includes a $400,000 transaction bonus payable upon a change in control.

Executive Compensation

The key elements of the Company’s executive compensation program generally include base salary, annual cash bonus, equity incentive compensation in the form of stock options and restricted shares, which are awarded through the Company’s equity incentive plans, employment and change in control agreements and minimal personal benefits. The Company has entered into severance agreements with management and key employees to provide benefits if such employees are terminated without cause or if they terminate employment for good reason within a specified period of time before or following a change in control of the Company.

Employment Agreements

The Company enters into employment agreements with each of its executive officers, the terms of which are summarized below for the named executive officers.

Named Executive Officers

The employment agreements with Dr. Williams and Mr. Johnson were amended and restated in July 2008 to comply with Section 409A of the Internal Revenue Code and to make other changes recommended by Radford Surveys + Consulting during 2008. Following Dr. Williams’ promotion to Chief Executive Officer in January 2009, his employment agreement, as amended and restated in July 2008, was further amended in March 2009 and continues to govern the terms and conditions of his employment with the Company. Mr. Zaruby entered into a Section 409A compliant employment agreement in December 2008, which was subsequently amended and restated in June 2009. Ms. Franklin and Dr. Ramos entered into a Section 409A compliant employment agreement in July 2008 and June 2009, respectively.

Each employment agreement has a two-year term, subject to automatic one-year renewal periods unless timely notice of non-renewal is given. Under the employment agreements, the Company may terminate an executive officer’s employment at any time, with or without cause. If the Company terminates an executive officer without cause or if an executive officer terminates employment for good reason, the Company must, however, pay him or her severance benefits. The type and amount of the severance benefits depend on the type of termination, such as whether it occurs within two years after a change in control.

Upon termination by the Company for cause or by the named executive officer for other than good reason, the Company must pay only benefits accrued but not yet paid as of the termination date, such as accrued salary, deferred compensation and vacation pay.

Upon termination by the Company for reasons other than cause or by the named executive officer for good reason, either prior to a change in control or more than two years after a change in control, the Company must pay severance benefits to the named executive officer, including (1) annual base salary for a period of one year after termination and (2) contributions toward the cost of COBRA health care continuation coverage under the Company’s group health plans until the earlier of one year after termination or until the executive is covered under a comparable group health plan or is no longer entitled to COBRA continuation coverage.

Upon termination within two years after a change in control by the Company (or a successor) for reasons other than cause or by the named executive officer for good reason, the Company must pay severance benefits to the named executive officer, including:

•

a lump sum equal to the sum of the executive’s then current annual salary plus bonus at the target amount for the year of termination multiplied by, (a) in the case of Dr. Williams and Mr. Zaruby, two, (b) in the case of Mr. Johnson, one and one-half, and (c) in the case of Ms. Franklin and Dr. Ramos, one;

•

a bonus at the target amount for the year of termination prorated through the date of the change in control (if the executive is not otherwise entitled to receive an annual bonus upon termination of employment);

•

contributions toward the cost of COBRA health care continuation coverage under the Company’s group health plans until the earlier of one year after termination or until the executive is covered under a comparable group health plan or is no longer entitled to COBRA continuation coverage; and

•	full vesting of all stock options.

As a condition to payments and benefits under the employment agreements, each named executive officer must execute a general release and waiver of claims. The employment agreements also contain one-year noncompetition and nonsolicitation covenants. If payments due to a named executive officer under an employment agreement will result in golden parachute excise taxes imposed by Section 280G of the Internal Revenue Code, such payments will be reduced if and to the extent that doing so results in a greater net, after-tax benefit to the executive than full payment of all amounts otherwise due under the agreement.

•	Under the employment agreement of Dr. Williams, “good reason” is defined to include:

•	a demotion or other material reduction in the nature or status of Dr. Williams’ responsibilities;

•	a reduction in Dr. Williams’ annual base salary;

•

the requirement by a successor company that Dr. Williams relocate his principal place of employment to a location more than 50 miles from the principal place of employment where Dr. Williams was employed;

•	the Company’s failure to obtain an agreement from a successor company to assume and perform the obligations of Dr. Williams’ employment agreement;

•	following a change in control, Dr. Williams’ ceasing to hold the position of Chief Executive Officer; and

•

following a merger or similar transaction that does not constitute a change in control, someone other than Dr. Williams holding the position Dr. Williams held on the effective date of such individual’s employment agreement.

Under the employment agreements of Mr. Johnson, Mr. Zaruby, Ms. Franklin and Dr. Ramos, “good reason” is defined to include:

•	a material reduction in the executive’s base compensation;

•	a material reduction in the executive’s authority, duties or responsibilities;

•	a material reduction in the budget over which the executive retains authority;

•

the requirement by a successor company that the executive relocate his or her principal place of employment to a location more than 50 miles from the principal place of employment where the executive was employed; or

•	a material breach of the executive’s employment agreement by the Company or a successor company.

Under each employment agreement, “cause” is defined to include:

•	the executive’s willful misconduct or insubordination in the performance of his or her duties that results in a material adverse effect on the Company;

•	willful actions or intentional failures to act made in bad faith by the executive that materially impairs the Company’s business, goodwill or reputation;

•

the executive’s use of controlled substances; deception, fraud, misrepresentation by the executive; or any incident materially compromising the executive’s reputation or ability to represent the Company with investors, customers or the public;

•	the executive’s conviction of a felony involving an act of dishonesty, moral turpitude or fraud; or

•	a material violation of the executive’s inventions agreement with the Company.

Under each employment agreement, a “change in control” is deemed to happen upon the occurrence of the following events, provided such event or occurrence also constitutes a change in ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, within the meaning of Section 409A of the Internal Revenue Code:

•	certain mergers, reorganizations or sales or other dispositions of all or substantially all of the Company’s assets as a result of which:

•	the Company’s shareholders hold 50% or less of the outstanding common stock of the surviving entity;

•	the Company’s shareholders hold 50% or less of the combined voting power of the outstanding voting securities of the surviving entity;

•	a single shareholder or group of affiliated shareholders holds more than 50% of the outstanding common stock of the surviving entity;

•	a single shareholder or group of affiliated shareholders holds more than 50% of the combined voting power of the outstanding voting securities of the surviving entity; or

•	less than a majority of the members of the board of directors of the surviving entity were members of the Company Board; or

•	approval by the Company’s shareholders of its complete liquidation or dissolution.

If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under each employment agreement, as Merger Sub will have acquired more than 50% of the combined voting power of the outstanding voting securities of the Company, and a qualifying termination of employment within two years thereafter will give rise to such benefits.

Copies of the employment agreements with Dr. Williams, Mr. Johnson, Mr. Zaruby, Ms. Franklin and Dr. Ramos are filed as Exhibits (e)(7), (e)(8), (e)(9), (e)(10) and (e)(11), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Bruce L.A. Carter, Ph.D.

Effective January 2, 2009, Bruce L.A. Carter, Ph.D., the Company’s Chief Executive Officer, retired and, under the terms of his employment agreement with the Company, he was not entitled to any benefits other than the right to receive accrued but unpaid benefits and the payment of health insurance premiums for him and his dependents for two years or until he receives similar benefits from another employer. Dr. Carter’s employment agreement includes a one-year noncompetition provision and a two-year nonsolicitation provision, which provisions survive his retirement. In addition, Dr. Carter’s employment agreement allows him a period of three years following his retirement to exercise stock options vested on the date of his retirement. A copy of the employment agreement with Dr. Carter is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

Adoption of the Retention Plan

On August 27, 2010, the Company Board adopted the Retention Plan in connection with the proposed Merger. The Retention Plan was amended by the Company Board on September 3, 2010 and on September 7, 2010, and became effective upon the execution of the Merger Agreement. The Retention Plan is designed to provide incentives for employees of the Company to remain employed with the Company pending the completion of the Merger and to provide severance to employees of the Company who would not otherwise receive severance payments upon certain involuntary terminations of employment in connection with the Merger. None of the Company’s executive officers are eligible for benefits or payments under the Retention Plan since each is entitled to benefits and payments under his or her employment agreement.

Under the Retention Plan, all employees of the Company who are not executive officers (the “Participants”) who remain employed through the Effective Time or who are terminated by the Company without cause (within the meaning of the Retention Plan) prior to the Effective Time will receive payment in an amount equal to their 2010 target bonus or, in the event of Participants who do not have a 2010 target bonus, an amount equal to their actual 2009 annual bonus, in each case, within ten days following the Effective Time.

The Retention Plan provides for a retention bonus to be paid to all Participants who remain employed through the Effective Time or who are terminated by the Company without cause prior to the Effective Time in an amount equal to one month of their base salary in the event the Effective Time occurs on or before October 21, 2010, two months of their base salary in the event the Effective Time occurs after October 21, 2010 but before December 9, 2010 or, in the event that the Effective Time occurs after December 9, 2010, the sum of (i) two months of their base salary, (ii) 50% of the base salary received by the Participants between the date of the Merger Agreement and the Effective Time and (iii) 1/12 of the Participants’ 2010 target bonus or, in the event of Participants who do not have a 2010 target bonus, 1/12 of their actual 2009 annual bonus. The retention bonus will be paid within ten days following the Effective Time, provided that if such person’s employment terminates without cause prior to the Effective Time, payment will be made within ten days following the earlier of (A) March 1 of the calendar year following the calendar year in which such termination occurred or (B) the Effective Time.

The Retention Plan also provides for severance benefits for all employees of the Company or its subsidiaries not otherwise covered by existing severance agreements who are terminated by the Company without cause or who resign following a reduction in base salary or relocation of more than 60 miles, in each case, on or after the date of the Merger Agreement or within 12 months following the Effective Time. These severance benefits will consist of (i) continued base salary for six weeks plus two additional weeks per year of service to the Company (with a minimum of between three and six months depending on job level), (ii) up to 30 hours of outplacement service based on job level and (iii) the reimbursement or direct payment of healthcare continuation coverage under COBRA for up to the same amount of time as continued base salary is paid. In order to be eligible for severance benefits, the employee must timely execute and not revoke during any applicable revocation period a general release of claims against the Company. None of the Company’s named executive officers are eligible for severance benefits under the Retention Plan since each is entitled to severance under his or her employment agreement with the Company.

A summary of the Retention Plan is set forth in the “Potential Payments Upon Termination or a Change in Control” section of the Information Statement and is incorporated herein by reference. The description of the Retention Plan is qualified in its entirety by reference to the Retention Plan filed as Exhibit (e)(6) to this Schedule 14D-9, which is incorporated herein by reference.

Termination of the Deferred Compensation Plan for Key Employees

Effective as of the day immediately preceding the Acceptance Time, the Deferred Compensation Plan for Key Employees (the “Deferred Compensation Plan”) will be terminated with respect to each participant therein who was employed or otherwise providing services to the Company as of the Acceptance Time and the Company will distribute each participant’s account balance in the Deferred Compensation Plan to each participant.

The Deferred Compensation Plan is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.

Transaction Bonus Payable to Douglas E. Williams, Ph.D.

Douglas E. Williams, Ph.D., the Chief Executive Officer of the Company, will receive a $400,000 transaction bonus, at and subject to the occurrence of the Effective Time, in recognition of his integral role in the acquisition of the Company by Parent. For a discussion about the potential payments the named executive officers will receive upon a change in control, see above under the heading “Potential Payments Upon Change in Control.”

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Merger Sub have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Corporation. As of the date of this Schedule 14D-9, Parent and Merger Sub have also informed the Company that Parent may retain certain members of the Company’s management team following the Effective Time.

As part of these retention efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time.

Director Compensation for Fiscal Year 2009

The following table sets forth the compensation of the Company’s directors for 2009. As an employee director during 2009, Dr. Williams did not receive any separate compensation for his service on the Company Board. See the Summary Compensation Table in the Company’s most recent proxy statement for disclosure relating to Dr. Williams, who served as the Company’s Chief Executive Officer starting January 2, 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards (1) (2) (3) ($)	Total ($)
Bruce L.A. Carter, Ph.D.(1).	70,000	72,481	142,481
James A. Harper	51,000	31,273	82,273
Judith A. Hemberger, Ph.D.*	41,000	31,273	72,273
David I. Hirsh, Ph.D.	35,000	31,273	66,273
Jonathan S. Leff	45,000	31,273	76,273
David H. MacCallum.	49,000	31,273	80,273
Kurt Anker Nielsen.	61,000	31,273	92,273
Edward E. Penhoet, Ph.D.	60,000	31,273	91,273
Lars Rebien Sørensen**(4).	—	31,273	31,273

*	Dr. Hemberger resigned as a director in October 2009.
**	Mr. Sørensen resigned as a director in March 2010.

(1)	Each of the directors identified in the table was granted a nonqualified stock option to purchase 12,000 Shares under the Company’s Stock Option Grant Program for Nonemployee Directors with an exercise price of $4.61 (which was equal to the closing price of the Shares on June 10, 2009, the date of grant). Each option vested in full on the date of the 2010 annual meeting of shareholders and has a term of ten years. Dr. Carter received an additional award of 12,000 Shares with an exercise price of $6.15 (which was equal to the closing price of the Shares on September 16, 2009, the date of grant).
(2)	The amounts reported in the Option Awards column reflect the aggregate grant date fair value of option awards. These amounts do not represent the actual amounts paid to or realized by the director for these awards during the relevant fiscal year. The value as of the grant date for stock options is recognized over the number of days of service required for the grant to become vested. See Note 14 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for fiscal year 2009 for the assumptions used in determining the grant date fair value of stock options.
(3)	The following table sets forth the aggregate number of option awards held by each director as of December 31, 2009:

Name	Aggregate Number of Option Awards
Bruce L.A. Carter, Ph.D.(1)	1,662,102
James A. Harper	71,000
Judith A. Hemberger, Ph.D.*	44,000
David I. Hirsh, Ph.D.	78,655
Jonathan S. Leff	78,655
David H. MacCallum	63,500
Kurt Anker Nielsen	78,655
Edward E. Penhoet, Ph.D.	200,655
Lars Rebien Sørensen**(4)	78,655

(4)	At the request of Novo Nordisk A/S, no payments were made to Mr. Sørensen. Mr. Sørensen is President and Chief Executive Officer of Novo Nordisk A/S. Novo A/S is the controlling shareholder of Novo Nordisk A/S. Novo Nordisk A/S and Novo A/S hold, in the aggregate, approximately 26.6% of the Company’s Shares.

Vesting of Director Options

Pursuant to the terms of the Merger Agreement, the unvested stock options held by non-employee members of the Company Board will be cancelled in return for a cash payment, as described above under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.” If a director were to resign prior to the vesting of a stock option, the unvested option would be cancelled. In order to facilitate Parent’s rights to appoint a majority of the Company Board after the Acceptance Time (as described above under the heading “Arrangements between the Company and Parent – Representation on the Company Board”), the directors (other than the Continuing Directors) have submitted irrevocable resignations pursuant to which, upon the Company’s acceptance thereof following the Acceptance Time, such director will resign from the Company Board. In order to ensure these directors received the same treatment as if they had remained on the Company Board until the Effective Time, immediately prior to the consummation of the Offer, each non-qualified stock option granted in calendar year 2010 held by a non-employee member of the Company Board will be amended to the extent necessary to provide that the vesting of such option shall be fully accelerated as of immediately prior to the consummation of the Offer, and such option shall be exercisable until the earlier of (i) the original expiration date thereof or (ii) the one year anniversary of the termination of service with the Company of such non-employee member of the Company Board.

Director and Officer Indemnification and Insurance

The WBCA permits Washington corporations to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for such director’s conduct as a director, and to indemnify a director who is made a party to a proceeding due to conduct performed in the director’s capacity as a director. The Company’s Articles of Incorporation so eliminates the liability of directors. The Company’s Bylaws also provide for indemnification of present and former directors and officers. Copies of the Articles of Incorporation and Bylaws are filed as Exhibits (e)(14) and (e)(15), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Company’s Articles of Incorporation currently eliminate director liability to the maximum extent permitted by Washington law. Section 23B.08.320 of the WBCA allows the articles of incorporation of a Washington corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for conduct as a director, except liability for any of the following: (i) intentional misconduct by a director, (ii) a knowing violation of the law by a director, (iii) conduct violating Section 23B.08.310 of the WBCA (concerning distributions that are contrary to law or the articles of incorporation) and (iv) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. As a result of the inclusion of such a provision, the Company’s shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended (the “Securities Act”).

Section 23B.08.510 of the WBCA allows a corporation to indemnify individuals who are made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding, as long as, (i) the director acted in good faith; (ii) the director reasonably believed, in the case of conduct in the director’s official capacity with the corporation, that his or her conduct was in the corporation’s best interests and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify a director under Section 23B.08.510 of the WBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. Section 23B.08.520 of the WBCA generally requires a corporation to indemnify a director against reasonable expenses incurred by the director in connection with a proceeding (i) in which the director was a party because of being a director in the corporation and (ii) in which the director was wholly successful, on the merits or otherwise.

Further, Sections 23B.08.560 and 23B.08.570 of the WBCA provide that a corporation has the power to indemnify or agree to indemnify a director, officer, employee or agent made a party to a proceeding, or obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations otherwise set forth in the WBCA, provided that in the case of directors such obligation is authorized in the articles of incorporation or in a bylaw or resolution adopted or ratified by the corporation’s shareholders. However, a corporation may not obligate itself to indemnify any director from or on account of (i) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law, (ii) conduct of the director finally adjudged to be in violation of provisions in the WBCA relating to unlawful distributions to shareholders or (iii) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property or services to which the director was not legally entitled. A corporation’s ability to indemnify or agree to indemnify officers, employees and agents is subject to similar limitations. The provisions of the Company’s Bylaws relating to indemnification of directors and executive officers generally provide that present and former directors and executive officers will be, and other persons may be, indemnified to the fullest extent permissible under Washington law in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to the Company or a subsidiary of the Company, or to another organization at the Company’s request. The provision also provides for advancing litigation expenses in advance of the final disposition of any proceeding.

In addition, the Company has obtained directors’ and officers’ liability insurance. The Company’s program provides for $25,000,000 in aggregate coverage including liabilities under the Securities Act and, in certain instances, prior acts dating back to the Company’s inception as a publicly traded entity and, in other instances, acts dating back to the effective date of the Company’s spin-out from Novo Nordisk A/S (“Novo Nordisk”).

Pursuant to the Merger Agreement, Parent has agreed that all rights of indemnification, exculpation and limitation of liabilities existing in favor of the current or former directors and officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in the Articles of Incorporation and Bylaws, or under any indemnification, employment or similar agreement between an Indemnified Party and the Company or its subsidiaries, in each case as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, will survive the Merger and continue in full force and effect in accordance with their respective terms.

From and after the Effective time, Parent has agreed to cause the Surviving Corporation to pay and perform in a timely manner such indemnification obligations. Parent has also agreed to cause the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of the Indemnified Parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s Articles of Incorporation and Bylaws in favor of the Indemnified Parties, for a period of six years after the Effective Time.

The Merger Agreement further provides that, prior to the Effective Time, the Company shall obtain and fully pay the premium for non-cancellable extension (or “tail”) of the directors’ and officers’ liability insurance coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance Policies”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time (such period, the “Tail Period”) with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with a same or better credit rating than the Company’s current insurance carrier with respect to D&O Insurance Policies with terms, conditions, retentions and limits of liability that are the same as the coverage provided under the Company’s existing policies and covering each person currently covered by the Company’s existing policies; provided that prior to obtaining any such “tail” insurance policies, the Company shall consult in good faith with Parent with respect thereto; and provided, further, that the Company shall not obtain any such “tail” insurance policies without the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). The Merger Agreement further provides that if the Company for any reason does not obtain such “tail” insurance policies at or prior to the Effective Time, then from the Effective Time through the end of the Tail Period, Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current D&O Insurance Policies covering each officer and director currently covered by the Company’s D&O Insurance Policies for acts or omissions occurring prior to the Effective Time with respect to any matter claimed against such officer or director by reason of him or her serving in such capacity on terms with respect to such coverage and amounts no less favorable than those of such D&O Insurance Policies in effect on the date of the Merger Agreement; provided that in no event shall the aggregate costs of such D&O Insurance Policies exceed in any one year during the Tail Period 250% of the aggregate annual premiums paid by the Company for such purpose, it being understood that Parent or the Surviving Corporation will nevertheless be obligated to provide such coverage, with respect to each year during the Tail Period, as may be obtained for such 250% annual amount; provided, further, that Parent or the Surviving Corporation may (i) substitute therefor insurance policies of any nationally recognized reputable insurance company with a same or better credit rating than the Company’s insurance carrier as of the date of the Merger Agreement with respect to D&O Insurance Policies or (ii) satisfy its obligations as described above by causing the Company to obtain and fully pay the premium for “tail” directors’ and officers’ insurance policies and fiduciary liability insurance policy for the Tail Period, in each case, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing D&O Insurance Policies as of the date of the Merger Agreement. Pursuant to the terms of the Merger Agreement, Parent will, and will cause the Surviving Corporation to, maintain any “tail” policies purchased pursuant to the terms above in full force and effect through such Tail Period.

Arrangements with Principal Shareholders

Tender and Support Agreements

In connection with the execution of the Merger Agreement, Parent entered into Tender and Support Agreements (the “Support Agreements”) with Novo Nordisk and Warburg, Pincus Equity Partners, L.P. (“Warburg Pincus”) (and certain of Warburg Pincus’ affiliates who beneficially own Shares). Novo Nordisk and Warburg Pincus and certain of Warburg Pincus’ affiliates beneficially owned, as of August 31, 2010, 31,530,879 Shares, or approximately 36% of the outstanding Shares. Pursuant to the Support Agreements, Novo Nordisk and Warburg Pincus and certain of Warburg Pincus’ affiliates who beneficially own Shares have agreed, among other things, (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such shareholder at the commencement of the Offer and not to exercise any dissenters’ rights in connection with the Merger, (ii) not to transfer any of such shareholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such shareholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such shareholder’s Shares in support of the Merger in the event that shareholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger and (vi) not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company. Each Support Agreement will terminate upon the earliest of (1) the termination of the Merger Agreement, (2) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement that results in the reduction in the consideration payable in the Offer or a change in the form of consideration payable in the Offer and (3) the Acceptance Time. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which include certain other obligations, conditions and restrictions. The Form of Support Agreement is filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference.

Shareholders’ Agreement

Novo Nordisk and certain of its affiliates, Warburg Pincus and certain of its affiliates and the Company are parties to a Shareholders’ Agreement, dated as of November 10, 2000, as amended as of February 4, 2002, which includes, among other things, voting arrangements with respect to the composition of the Company Board. In connection with the Merger Agreement, the requisite parties to the Shareholders’ Agreement entered into a Termination Agreement to terminate their rights and obligations under the Shareholders’ Agreement, subject to the closing of the Offer and the terms and conditions set forth in the Merger Agreement. The Termination Agreement is more fully described below under the heading “Termination Agreement”. The Shareholders’ Agreement and the amendment to the Shareholders’ Agreement are filed as Exhibits (e)(17) and (e)(18), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Investors’ Rights Agreement

The Company is party to an Investors’ Rights Agreement, dated as of November 10, 2000, with Novo Nordisk Pharmaceuticals, Inc., Warburg Pincus and certain of Warburg Pincus’ affiliates which provides, among other things, that the Company will register, upon notice, the resale of the Shares owned by such parties. Under the Investors’ Rights Agreement, Novo Nordisk Pharmaceuticals, Inc. and its assignees are permitted up to two demand registrations and certain other holders are permitted up to two demand registrations, subject to certain conditions described in the agreement. The Investors’ Rights Agreement also provides each holder of registrable securities with piggyback registration rights in certain circumstances and requires the Company to pay the expenses in connection with any registration, subject to certain circumstances. In connection with the Merger Agreement, the requisite parties to the Investors’ Rights Agreement entered into a Termination Agreement to terminate their rights and obligations under the Investors’ Rights Agreement, subject to the closing of the Offer and the terms and conditions set forth in the Merger Agreement. The Termination Agreement is more fully described below under the heading “Termination Agreement”. The Investors’ Rights Agreement is filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated herein by reference.

Termination Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a Termination Agreement with Novo Nordisk, Warburg Pincus and certain of Warburg Pincus’ affiliates, dated as of September 7, 2010. Pursuant to the terms of the Termination Agreement, the Shareholders’ Agreement and the Investors’ Rights Agreement will be terminated in their entirety and be of no further force or effect without any further or additional action by the parties to the Termination Agreement, subject in all respects to and conditioned solely upon the closing of the Offer on the terms and conditions set forth in the Merger Agreement and payment by Merger Sub of the Offer Price to Novo Nordisk and each of the Warburg Pincus parties for each Share tendered into the Offer by Novo Nordisk and each of the Warburg Pincus parties. Upon termination of the Shareholders’ Agreement and the Investors’ Rights Agreement, the parties to each of the Shareholders’ Agreement and the Investors’ Rights Agreement shall have no further rights, obligations or duties thereunder. However, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement executed after the date of the Termination Agreement that results in a decrease in the Offer Price or Merger Consideration or a change in the form of consideration to be paid in the Offer, the Termination Agreement will automatically terminate and be of no further force and effect, and the Shareholders’ Agreement and Investors’ Rights Agreement will remain in full force and effect. The Termination Agreement is filed as Exhibit (e)(20) to this Schedule 14D-9 and is incorporated herein by reference.

IL-21 mAb License Agreement

As a result of a series of agreements, the Company has worldwide development and commercialization rights for products based on its intellectual property to interleukin-21 (“IL-21”) protein and Novo Nordisk has development and commercialization rights for products based on the Company’s intellectual property to other embodiments of IL-21, including antibodies to IL-21. In connection with this agreement, the Company is eligible to receive milestone payments based on the achievement of development milestones and royalties on sales of any resulting products. In connection with this agreement, Novo Nordisk paid the Company $24.0 million in the year ended December 31, 2009.

Under a related license and transfer agreement, the Company received an exclusive license outside North America to the intellectual property rights that Novo Nordisk developed relating to the IL-21 protein, and is obligated to make milestone payments based on approval and sales and pay single-digit royalties on sales of any resulting products outside North America. In addition, the Company will pay Novo Nordisk a portion of any third-party license fees above a specified threshold.

The IL-21 license agreement is filed as Exhibit (e)(21) to this Schedule 14D-9 and the license and transfer agreement is filed as Exhibit (e)(22) to this Schedule 14D-9, and both are incorporated herein by reference.

Recombinant Factor XIII License Agreement

The Company entered into an agreement with Novo Nordisk and Novo Nordisk Health Care AG, effective as of October 4, 2004, as amended as of December 7, 2007, under which it granted an exclusive worldwide license to its patents and know-how related to recombinant Factor XIII. The Company also transferred a significant body of information, experimental results, manufacturing methods and materials under this agreement. In connection with this agreement, Novo Nordisk paid the Company $2.3 million in the year ended December 31, 2009. The Company is eligible to receive additional milestone payments under this agreement based on the achievement of development milestones and royalties on sales of any resulting products. The recombinant Factor XIII license agreement and the amendment to the recombinant Factor XIII license agreement are filed as Exhibits (e)(23) and (e)(24), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Tax Sharing Agreement

On October 20, 2000, the Company entered into a tax sharing agreement with Novo Nordisk of North America, Inc. The agreement states that all research and development tax credit carryforwards generated by the Company prior to November 9, 2000 used by the Company to generate a tax benefit in future periods shall be reimbursed to Novo Nordisk of North America, Inc. The total amount paid shall not exceed $12.0 million. The Tax Sharing Agreement is filed as Exhibit (e)(25) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on September 7, 2010, the Company Board (i) unanimously resolved that the Merger Agreement and the transactions contemplated thereby, including the Transactions, are fair to and in the best interests of the Company and the Company’s shareholders, (ii) unanimously authorized and adopted the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) unanimously recommended that the Company’s shareholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger.

The Company Board recommends that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement.

A copy of the letter to the Company’s shareholders, dated September 15, 2010, communicating the Company Board’s recommendation and a joint press release, dated September 7, 2010, issued by the Company and Parent, announcing the Transactions, are included as Annex III and filed as Exhibit (a)(1)(E) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer; Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company’s Board of Directors and senior management have periodically reviewed and assessed strategic alternatives available to the Company. Beginning in February 2008, the Company contacted approximately ten pharmaceutical and biotechnology companies about partnering in the development and commercialization of the Company’s leading product candidate in development, PEG-IFN-lambda, and entered into confidentiality agreements with six of those parties in connection with collaboration discussions. Parent was one of the parties that the Company contacted in February 2008, and, while Parent indicated some interest in partnering with the Company with respect to PEG-IFN-lambda, Parent did not enter into a confidentiality agreement with the Company at that time and no detailed discussions regarding PEG-IFN-lambda were held.

In late April and May 2008, in response to a preliminary, non-binding indication of interest from Novo Nordisk regarding a potential acquisition of the Company, the Company Board, with the assistance of its financial advisor, undertook a review of the strategic alternatives available to the Company, including a possible sale of the Company. Between May 2008 and July 2008, the Company entered into confidentiality agreements with five pharmaceutical and biotechnology companies interested in a potential acquisition of the Company, including Parent and Novo Nordisk. Those five companies conducted varying levels of due diligence with respect to the Company and engaged in discussions with the Company and its advisors regarding the potential for a business combination transaction with the Company. During that time, Parent conducted a substantial due diligence review of the Company and its business, products and product candidates and, on July 24, 2008, Parent submitted a preliminary, non-binding proposal to acquire all of the Company’s outstanding Shares indicating that they were willing to pay a premium of at least 50% over the then three-month average stock trading price of the Company’s Shares of $8.58 per share, subject to further due diligence, the negotiation of definitive documentation and receipt of board approvals. However, following additional due diligence, Parent informed the Company in late August 2008 that it was no longer interested in pursuing an acquisition of the Company, but instead had an interest in pursuing a potential collaboration arrangement with respect to PEG-IFN-lambda. Other than the initial preliminary, non-binding indication of interest from Novo Nordisk and the July 24, 2008 preliminary, non-binding proposal from Parent, the Company Board did not receive any proposals with respect to an acquisition of the Company as a result of the discussions commenced in May 2008.

In early September 2008, the Company and Parent entered into a confidentiality agreement related to PEG-IFN-lambda and commenced discussions regarding a collaboration arrangement with respect to PEG-IFN-lambda. Parent also began to conduct additional due diligence on the PEG-IFN-lambda product development program to supplement the due diligence Parent had undertaken between May 2008 and August 2008. The Company’s discussions with other potential collaboration partners for PEG-IFN-lambda that began in February 2008 were ongoing during this time, and the Company’s discussions and negotiations with Parent and with several other potential partners for PEG-IFN-lambda continued until late December 2008. In January 2009, the Company announced that it had entered into the Collaboration Agreement with Parent, which became effective in March 2009. Among other things and under the Collaboration Agreement, the Company received an initial upfront cash payment of $85 million for the development and commercialization rights to PEG-IFN-lambda, and an additional payment of $20 million upon effectiveness of the agreement. The Collaboration Agreement also provided for the Company to receive additional payments of up to $430 million based on pre-defined development and regulatory milestones for PEG-IFN-lambda in hepatitis C ($95 million of which have since been paid to the Company in connection with the initiation of Phase 2 clinical trials), up to $287 million in development and regulatory milestones for other potential indications, and up to $285 million based on pre-defined annual sales milestones.

In the fall of 2008, following a review of the Company’s business strategy and cost structure, the Company retained Goldman Sachs, & Co. (“Goldman Sachs”) as its financial advisor and, at the Company’s request, representatives of Goldman Sachs identified potential purchasers or partners for the Company’s research and preclinical programs and its assets and operations related to those programs, with a focus primarily on potential collaboration partners to participate in the funding of the Company’s early-stage research programs. While Goldman Sachs contacted more than 20 pharmaceutical and biotechnology companies and the sale or partnering process continued for approximately 12 months, expanding in several instances to include discussions regarding partnering with respect to certain of the Company’s product candidates in clinical development, these efforts did not result in a collaboration agreement or other transaction at that time. Throughout 2009 and prior to the Company’s entry into the Merger Agreement in 2010, the Company’s senior management has also regularly engaged with pharmaceutical and biotechnology companies concerning the possibility of significant partnering and collaboration arrangements with respect to the Company’s clinical and commercialized products, including IL-21 and, following the Company’s reacquisition of ex-United States rights to RECOTHROM® recombinant thrombin (“RECOTHROM®”), the Company’s ex-United States rights to RECOTHROM®.

In October 2009, Dr. Bruce L.A. Carter, Chairman of the Company Board, contacted Dr. Jeremy Levin, Senior Vice President, Strategy, Alliances and Transactions, of Parent to inquire as to Parent’s interest in acquiring all or some portion of the Company’s Shares then held by Warburg Pincus. At that time, Warburg Pincus held approximately 9.4 million Shares. Later that month, in order to facilitate discussions between representatives of Parent and Warburg Pincus regarding the potential purchase of Warburg Pincus’ Shares, Parent and the Company entered into a limited waiver of the standstill provisions contained in the confidentiality agreement previously entered into between the Company and Parent. In late November 2009, Parent informed the Company that Parent had determined it would not at that time further pursue a purchase of any of the Shares then held by Warburg Pincus.

On May 3, 2010, Dr. Levin called Dr. Carter to discuss Parent’s interest in a possible strategic business combination transaction. Later that day, Dr. Levin sent Dr. Carter a letter confirming the conversation, and requesting a waiver of certain provisions of the Collaboration Agreement to allow Parent to use information available to it in connection with the PEG-IFN-lambda program in evaluating a possible strategic transaction with the Company. Dr. Carter forwarded Dr. Levin’s letter to the Company Board.

At a May 5, 2010 meeting of the Company Board, Dr. Carter described his May 3, 2010 conversation with Dr. Levin and informed the Company Board that, in addition to the letter from Dr. Levin and Dr. Carter’s conversation with Dr. Levin, Mr. Lamberto Andreotti, Chief Executive Officer of Parent, had spoken with Lars Rebien Sørensen, Chief Executive Officer of Novo Nordisk, to determine Novo Nordisk’s position on its ownership stake in the Company. The Company Board discussed the request by Parent for the waiver on restrictions of use of information available to Parent in connection with the PEG-IFN-lambda program, and Parent’s ability to conduct diligence prior to making a formal proposal to acquire the Company. The Company Board determined not to permit Parent to conduct additional diligence on the Company at that time due to the disruptive nature of the diligence process to management and the lack of any specific acquisition proposal from Parent. The Company Board also agreed to retain Goldman Sachs as a financial advisor and to schedule a call for the following morning with representatives of Company’s counsel and Goldman Sachs in attendance to discuss the Company Board’s options and obligations in connection with the communications from Dr. Levin.

At a subsequent meeting of the Company Board on May 6, 2010, Dr. Carter reviewed his conversation with Dr. Levin and the May 3, 2010 letter he had received from Parent. At the meeting, representatives of the Company’s counsel, Fenwick & West, LLP (“Fenwick”), advised the Company Board with respect to its fiduciary duties in connection with its possible contemplation of a potential strategic transaction. Representatives of Fenwick also discussed the Company’s defenses against an unsolicited public offer and the confidentiality provisions of the Collaboration Agreement. Also at the meeting, representatives of Goldman Sachs discussed the letter and its views as to potential responses available to the Company. Following this meeting, Dr. Carter informed Dr. Levin that the Company was in the midst of its annual strategic review of programs and would respond to Parent’s request for a waiver of the confidentiality provisions of the Collaboration Agreement within approximately two to three weeks.

At subsequent meetings of the Company Board held on May 21, 2010 and May 28, 2010, Fenwick advised the Company Board with respect to its fiduciary duties in connection with its possible contemplation of a potential strategic transaction and Mr. James A. Johnson, Chief Financial Officer of the Company, presented to the Company Board the Company’s financial projections, underlying assumptions and risks and opportunities in achieving the forecasted results. Also at those meetings, representatives of Goldman Sachs and Mr. Johnson presented their respective preliminary financial analysis of the Company to the Company Board. At the meeting on May 21, 2010, representatives of Fenwick discussed the Company’s defenses against an unsolicited public offer, and at both meetings the Company Board and its advisors discussed the status of the ongoing discussions with Parent regarding a waiver of the confidentiality provisions of the Collaboration Agreement.

On May 21, 2010, Dr. Levin spoke with Dr. Carter, and Dr. Carter indicated that, after careful consideration, the Company Board had decided to propose an alternative form of waiver letter in order to allow Parent to use information available to it in connection with the PEG-IFN-lambda program in evaluating a possible strategic transaction with the Company in certain limited circumstances. On May 25, 2010, the Company delivered to Parent the revised form of waiver letter regarding the restrictions on the use of information set forth in the Collaboration Agreement. During the period from May 25, 2010 until June 3, 2010, legal counsel for each of the Company and Parent continued to negotiate the terms and conditions of the waiver.

On June 4, 2010, Dr. Carter received a letter from Mr. Andreotti stating that, based solely on its review of publicly available information, Parent was prepared to offer to purchase all of the Company’s Shares for a price in the range of $8.00 to $9.00 per share in cash. The letter further stated that the offer was not subject to a financing condition and that Parent’s view of valuation could be refined with access to a limited amount of due diligence material.

On June 4, 2010, Dr. Carter, Dr. Edward E. Penhoet, the Company’s lead independent director, Dr. Douglas E. Williams, Chief Executive Officer of the Company, and representatives of Goldman Sachs, Fenwick and Latham & Watkins LLP, special counsel to the Company (“Latham”), discussed the letter from Mr. Andreotti. Later that day, Dr. Carter distributed the letter to the Company Board and on June 7, 2010, Dr. Carter sent Mr. Andreotti a letter informing him of receipt of the Parent offer letter and that the Company Board, consistent with its fiduciary duties, would carefully review the proposal and once that evaluation was complete, would advise Parent of the Company’s position with respect to the proposal.

On June 16, 2010, the Company Board met in person in the Seattle offices of Fenwick to discuss the proposal from Parent. At that meeting, Dr. Williams presented in detail the Company’s financial projections with respect to each of its key programs and the underlying assumptions. Following that presentation, representatives of Goldman Sachs presented their preliminary financial analysis with respect to the Company. Following a discussion by the Company Board and its advisors, the Company Board instructed management to inform Parent that its proposal significantly undervalued the Company and that at the indicated valuation range the Company Board was not prepared to engage in discussions concerning a possible sale of the Company. They also instructed management to offer to enter into a waiver letter allowing Parent to use certain data developed in connection with the Collaboration Agreement if Parent believed that gaining access to that information would allow Parent to improve its valuation range. On June 18, 2010, Dr. Carter sent a letter to Mr. Andreotti consistent with the Company Board’s instructions, including a further revised draft of the waiver letter relating to information concerning PEG-IFN-lambda.

On June 22, 2010, Dr. Carter received a letter from Mr. Andreotti, addressed to the Company Board, proposing that Parent and the Company enter into a confidentiality agreement, containing an appropriate standstill, which would permit Parent to conduct a limited due diligence review of the Company and ensure that any refinements in its valuation of the Company would be fully informed by all relevant information about the

Company and its businesses and not just the data related to its collaboration on PEG-IFN-lambda. Mr. Andreotti’s letter included a proposed Confidentiality Agreement.

Dr. Carter distributed Mr. Andreotti’s letter to all the members of the Company Board, and on June 23, 2010, the Company Board met to discuss the letter. Following that meeting, on June 25, 2010, Dr. Carter sent a letter to Mr. Andreotti reconfirming the Board’s view that it was not prepared to engage in discussion about a sale of the Company at Parent’s proposed valuation level. If Parent was, however, able to significantly increase its valuation range, the Company was prepared to allow Parent to use the data related to the PEG-IFN-lambda collaboration and engage in focused and limited due diligence with respect to the Company’s key products. The Company was not, however, prepared to engage in broader due diligence at that time. Dr. Carter’s letter included a revised draft of the Confidentiality Agreement previously provided by Parent.

Following discussion between June 25, 2010 and June 30, 2010 among Parent and the Company and their respective legal advisors concerning the terms of the Confidentiality Agreement, on June 30, 2010, Parent and the Company entered into the Confidentiality Agreement. On July 1, 2010, the Company and Goldman Sachs entered into an engagement letter with respect to Goldman Sachs acting as financial advisor to the Company concerning a possible sale of all or a portion of the Company.

On July 20, 2010, representatives of Parent and the Company, including Dr. Penhoet, met in Seattle to conduct focused due diligence on the Company’s key products. At the meeting, the Company made presentations with respect to IL-21, anti-IL-31 antibody and RECOTHROM®, and generally discussed the Company’s programs and operations with the Parent representatives.

On July 29, 2010, Dr. Carter received a letter from Dr. Levin, addressed to the Company Board, which stated that Parent was prepared to offer to acquire all of the Shares at a price of $8.75 per share in cash. The letter was accompanied by a draft Merger Agreement, which contemplated a tender offer to be followed by a merger. The draft Merger Agreement also indicated that Parent would require that significant shareholders of the Company enter into Support Agreements with respect to the proposed transaction. In the letter Parent stated that it was looking at other potential opportunities and would be monitoring the progress of a potential transaction with the Company with its other transactions under consideration. Later that day, Dr. Williams sent the letter to all of the members of the Company Board.

On July 30, 2010, the Company Board met along with representatives of the Company, Goldman Sachs, Fenwick and Latham to discuss the latest proposal letter from Parent and the Company’s response to the letter. Following a discussion, the Company Board instructed Dr. Carter to call Dr. Levin and inform him that the Company Board was disappointed that Parent’s proposal did not exceed the prior price range, particularly in light of the information which had been provided to Parent during the due diligence meetings on July 20, 2010, and that the Company Board was not interested in discussing a sale of the Company at a price of $8.75 per share in cash, but remained open to discussing a potential transaction at a significantly higher price.

On July 31, 2010, Dr. Carter spoke with Dr. Levin and communicated the Company Board’s disappointment with Parent’s most recent proposal, but noted that the Company Board remained open to discussing a potential transaction at a significantly higher price. During that conversation, Dr. Levin suggested he and Mr. Andreotti meet with Dr. Carter and Dr. Penhoet to discuss the potential transaction, and Dr. Carter informed Dr. Levin that he would discuss the request with the Company Board.

On August 4, 2010, the Company Board met with representatives of the Company, Goldman Sachs, Fenwick and Latham, at which meeting Dr. Carter described his conversation with Dr. Levin. The Company Board held a lengthy discussion on how to respond to the request for a meeting, and following the discussion they instructed Dr. Carter to advise Parent that the Company would be pleased to meet with Parent, but that any meeting to discuss a strategic transaction would be unproductive unless Parent committed to substantially improve its offer.

Dr. Carter discussed the Company Board’s response with Dr. Levin on August 6, 2010, and during the course of that conversation Dr. Levin stated he and Mr. Andreotti were prepared to come to Seattle, Washington on August 7, 2010 or August 8, 2010 to discuss a potential transaction but believed the meeting should be held without any preconditions as to an increased price.

On August 7, 2010, Dr. Carter reported his conversation to the Company Board, and following a discussion, including advice from its advisors, the Company Board instructed Dr. Carter to inform Parent that they should not come to Seattle, Washington unless they were prepared to substantially improve the prior offer. Dr. Carter called Dr. Levin on August 7, 2010 to convey the Board’s views.

On August 9, 2010, Dr. Carter received a call from Mr. Andreotti, who reiterated Parent’s interest in pursuing an acquisition of the Company. Mr. Andreotti also acknowledged that the Company Board was seeking a meaningful increase in the price per share being offered by Parent and thereafter discussed the possibility of Parent purchasing all of the Shares at a price of $9.50 per share, subject to the negotiation of definitive transaction documents mutually acceptable to the parties and approval by Parent’s Board of Directors. Mr. Andreotti also indicated that if any transaction was to be undertaken, a definitive transaction agreement would need to be approved at a meeting of Parent’s Board of Directors to be held on September 7, 2010, or Parent would end discussions with the Company and pursue other opportunities.

On August 11, 2010, the Company Board met with representatives of the Company, Goldman Sachs, Fenwick and Latham to discuss Parent’s revised proposal and potential responses. During the course of this discussion, the directors discussed and considered, and sought the advice of its advisors on, the advisability of contacting other pharmaceutical and biotechnology companies regarding a potential acquisition of the Company. In that regard, the directors considered a number of factors identified by their advisors, including (i) the impact on timing of a potential transaction with Parent given its September 7, 2010 deadline, (ii) the Company’s prior unsuccessful efforts to find purchasers or partners for its preclinical and early stage clinical product candidates, (iii) the effectiveness of post-signing market checks and the Board’s intent to retain flexibility to consider a superior offer even if an agreement were reached with Parent, (iv) the terms and conditions of the Collaboration Agreement, which give Parent substantial control over the development of PEG-IFN-lambda, thus making it likely that Parent would value the Company more highly than other companies and limit the interest of other companies in exploring an acquisition of the Company, (v) the limitations on the Company’s ability to share confidential information with respect to PEG-IFN-lambda clinical trials with other potential acquirers without the consent of Parent, (vi) the risk of leaks about a potential transaction and (vii) the identity of companies that might be interested in pursuing an acquisition of the Company and their likely level of interest in an acquisition of the Company. After considering these factors, among others, and seeking the advice of its advisors, the Company Board concluded that it would not contact any other companies to solicit interest in entering into a business combination transaction but would include provisions in the Merger Agreement that would give them, subject to reasonable terms and conditions, the ability to consider and accept a more favorable transaction which arose after the announcement of a transaction with Parent. Also at the meeting, the Company Board discussed potential responses to Parent’s most recent offer, and at the end of its discussion the Board instructed Dr. Carter to advise Mr. Andreotti that the Company Board would be prepared to proceed with a transaction at a value of $9.75 per share in cash.

Dr. Carter called Mr. Andreotti on August 11, 2010 and indicated that the Company Board had met and would be willing to continue discussions regarding the terms and conditions of a proposed acquisition of the Company by Parent if Parent were willing to offer to its shareholders a price per share of $9.75 in cash. On August 12, 2010, Mr. Andreotti spoke with Dr. Carter and indicated during that call that, subject to a successful negotiation between the parties of the terms and conditions of a definitive transaction agreement and completion of diligence, Parent’s management would seek approval of the proposed transaction at a price of $9.75 per share in cash at a meeting of Parent’s Board of Directors on September 7, 2010.

From August 12, 2010 through September 4, 2010, representatives of Parent and its advisors conducted their due diligence review of the Company and its business.

On August 20, 2010, Latham delivered to Kirkland & Ellis, LLP (“Kirkland”), outside legal counsel to Parent, a revised draft of the Merger Agreement as well as a draft of a Support Agreement that Latham indicated the Company’s two principal shareholders would be willing to execute in connection with the proposed transaction. From August 26, 2010 through September 6, 2010, representatives of Parent, the Company, Kirkland and Latham negotiated the terms of the Merger Agreement and the final Support Agreements were negotiated.

On August 30, 2010, Kirkland delivered comments on the Support Agreements to Latham, for delivery to the Company’s two principal shareholders. On September 2, 2010 and September 3, 2010, Parent’s legal counsel and legal counsel to each of the two principal shareholders completed the negotiation of the terms of the Support Agreements.

The Company Board met on each of August 20, 2010, August 27, 2010 and September 3, 2010 with representatives of the Company, Goldman Sachs, Fenwick and Latham to discuss generally the status of the potential transaction and other matters, including the consideration of the adoption and amendment of the Retention Plan. At these meetings, representatives of Latham described the terms and conditions of the Merger Agreement and the status of the negotiations and outstanding issues. At the meeting on August 20, 2010, representatives of Goldman Sachs reviewed with the Company Board its preliminary financial analysis with respect to the Company.

On September 7, 2010, the Company Board convened in person to consider approval of the Merger Agreement and related issues. At the meeting, representatives of Fenwick advised the Board with respect to its fiduciary duties in connection with a sale to Parent and representatives of Latham reviewed the Merger Agreement with the Board. Also at this meeting, Goldman Sachs reviewed with the Company Board its financial analysis of the transaction, and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated September 7, 2010, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the $9.75 per share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. See discussion below under the heading “Opinion of the Company’s Financial Advisor.” Following further discussion, and after consultation with its financial advisor and counsel, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Transactions, were fair to and in the best interests of the Company and its shareholders, (ii) authorized and adopted the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Transactions, and (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by applicable law, approve the Merger Agreement and the Plan of Merger.

After the close of the financial markets on September 7, 2010, the Company, Parent and Merger Sub executed the Merger Agreement and announced the transaction in a jointly issued press release.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Transactions, and recommending that the shareholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by the WBCA, approve the Merger Agreement, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisor and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, and their review and consideration of the opinion of Goldman Sachs discussed below under the heading “Opinion of the Company’s Financial Advisor,” the Company Board concluded that entering into the Merger Agreement with Merger Sub and Parent was fair to and in the best interests of the Company and the Company’s shareholders.

The Company Board considered these factors, among others, as supporting its recommendation:

•

Compelling, Certain Value. Based on the Company Board’s knowledge of, and familiarity with, the Company’s historical and current business, operations, prospects, business strategy, strategic alternatives, product candidates, cash position and financial condition, that the Offer Price, to be paid in cash, is a compelling value compared to the long-term value creation potential of the Company’s business plan, taking into account the risks and uncertainties of remaining independent and associated with pursuing the Company’s strategic plan, including risks relating to:

•

Product Development Risk. The development of any drug or biologic is subject to substantial risk that FDA and other regulatory approval necessary for commercialization is not ultimately received. Except for RECOTHROM®, none of the Company’s product candidates has received regulatory approval for commercialization and none have yet advanced to Phase III clinical trials. A Phase IIB clinical trial for PEG-IFN-lambda, one of the Company’s product candidates which is furthest in the development cycle, was recently commenced and results of that trial are expected to be available in January 2011. The failure of any of the Company’s principal product candidates, PEG-IFN-lambda, IL-21 and anti-IL-31, to demonstrate the necessary safety and efficiency to progress to regulatory approval for commercialization would have a materially negative effect on the Company’s value.

•

Financing Risk. The development and commercialization of drugs and biologics requires the expenditure of substantial funds. The Company does not currently generate the cash needed to finance its operations including its drug development activities. The Company expects that it could well be required to raise additional funds through public or private financings, including issuances of additional equity, or through partnership or collaboration agreements. Given the changes in the financial markets that have occurred since late 2008, there is greater risk that the Company may not be able to raise the funds necessary to continue its drug development activities as currently conducted, or raise them on terms that are acceptable to the Company.

•

Other Risk. The Company Board also considered other risks associated with remaining independent, including (i) the ability to achieve increased sales of RECOTHROM®, (ii) potential future competition, including from development of competing product candidates by competitors, and (iii) maintaining and protecting the Company’s intellectual property rights.

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Future Dilution. The potential dilutive impact on the Company’s shareholders from additional equity financings, which could be substantial, that could be required to fund the development or commercialization of the Company’s current products, including product candidates and development products, and the research and development of new products, in order to permit the Company to continue to operate as an independent company and to maintain a significant ownership stake in commercialization of its product candidates.

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Premium to Market Price. The $9.75 per share price to be paid for the Shares represents a premium to the Company’s shareholders of approximately 84% based on the closing price of the Shares on NASDAQ on September 7, 2010, the last full trading day before the Transactions were publicly announced, a 98% premium over the average closing price of the Shares for the approximate four week period ending on September 7, 2010 and a 93% premium over the average closing price of the Shares for the approximate six month period ending on September 7, 2010.

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Existing Collaboration Agreement with Parent. The existing relationship with Parent regarding PEG-IFN-lambda, the Company’s leading product candidate in development, set forth in the Collaboration Agreement, including the impact of that relationship on Parent’s knowledge of the Company and its products and people in undertaking a review and valuation of the Company, the limited decision making authority with respect to development of PEG-IFN-lambda potential acquirors of the Company, other than Parent, would possess under the Collaboration Agreement, and that based on that knowledge and the terms of the Collaboration Agreement, the Company would likely be of greater value to Parent than to third parties.

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Negotiations with Parent. The course of negotiations between the Company and Parent, resulting in a price of $1.75 per share, or 22%, above the lower end of the valuation range initially offered by Parent, and significant improvements in the Merger Agreement, and the likelihood that based on these negotiations this is the highest price per share that Parent is willing to pay and that the Merger Agreement contains the most favorable terms to the Company to which Parent is willing to agree.

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Opinion and Presentation of Goldman Sachs. Goldman Sachs’ presentation of its financial analysis and opinion of Goldman Sachs, delivered to the Company Board orally on September 7, 2010 and subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the $9.75 per share all cash consideration to be paid to the Company’s shareholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders.

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Ability to Accept Superior Transaction. The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a bona fide written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $28.7 million (approximately 3.25% of the transaction value), which is within the customary range of termination fees payable in similar transactions.

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Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company’s shareholders, promptly, reducing the period of uncertainty during the pendency of the transaction on the Company’s shareholders, employees and business partners and the fact that the completion of the Offer will be followed by a second-step merger, in which shareholders who do not tender their shares in the Offer will receive the same cash price as the Offer Price.

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Dissenters’ Rights. The fact that the Company’s shareholders, other than Novo Nordisk and Warburg Pincus and certain of Warburg Pincus’ affiliates, will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise dissenters’ rights with respect to the Merger and demand payment of the fair value of their Shares under the WBCA.

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Likelihood of Completion. The likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Transactions, the absence of a financing condition, Parent’s representation that it has sufficient financial resources to pay the aggregate offer price and consummate the Merger, the relative likelihood of obtaining required regulatory approvals, Parent’s extensive prior experience in completing acquisitions of other companies and the remedies available under the Merger Agreement to the Company in the event of various breaches by Parent or Merger Sub.

The Company Board considered these potentially negative factors, among others, in reaching its recommendation:

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No Shareholder Participation in Future Growth or Earnings. As a cash transaction, that the Company’s shareholders will be prevented from participating in the Company’s potential future earnings and growth or benefit from any potential future increase in its value following the transactions, including possible positive outcomes of the Company’s Phase IIB study of PEG-IFN-lambda, potential increases in sales of RECOTHROM®, and potential increases in value that could be achieved from the successful development and commercialization of IL-21 which is expected to deliver randomized Phase IIB data in the second half of 2011 plus some or all of the other products in the Company’s pipeline. If some or all of the foregoing actually occur, they could result, if the Company had remained independent, in future prices for the Shares in excess of the price to be paid in the Transactions.

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Uncertainty of Transaction Completion; Consequences of Failure to Close. While the Company expects that the Transactions will be consummated, the fact that there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. If the Transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company may have lost business partners and employees after the announcement of the Transactions, (iv) the Company’s business may be subject to disruption and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

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Tax Treatment. The fact that the gains realized by the Company’s shareholders from the transactions contemplated by the Merger Agreement will be taxable to the Company’s shareholders for U.S. federal income tax purposes, and any gains from any dissenters’ rights proceeding could be taxable for U.S. federal income tax purposes to the Company’s shareholders who perfect their dissenters’ rights.

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Restrictions on the Company’s Conduct of Business. The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to consummation of the Merger, which require the Company to operate its business in the ordinary course of business, and which subject the operations of the Company’s business to other restrictions which could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and that may have a material and adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

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Impact of Announcement on the Company. The effect of a public announcement of the transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the Transactions are pending.

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Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other shareholders, and the risk that these interests might influence their decision with respect to the Transactions.

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Control of the Company Board after Consummation of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, Parent with the ability to obtain representation on the Company Board proportional to Parent’s ownership of Shares at the Acceptance Time, subject to payment for such Shares.

Following discussion, on September 7, 2010, the Company Board (i) unanimously resolved that the Merger Agreement and the transactions contemplated thereby, including the Transactions, are fair to and in the best interests of the Company and the Company’s shareholders, (ii) unanimously authorized and adopted the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) unanimously recommended that the Company’s shareholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

Certain Financial Forecasts

Historically, the Company has prepared and provided public guidance as to our projected annual financial performance, net income or loss and certain other financial results with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. A press release containing the Company’s public guidance as to financial performance for fiscal year 2010 was furnished to the SEC on Form 8-K on February 11, 2010.

In conjunction with the evaluation of the Transactions, the Company prepared and provided to the Company Board and to Goldman Sachs long-range probability adjusted projections of future revenues, net income and free cash flow of the Company (the “Probability Adjusted Forecasts”). The Company did not provide the Probability Adjusted Forecasts to Parent or to other third-parties. The Probability Adjusted Forecasts were prepared on a different basis and at a different time than our public guidance as to our annual financial performance. The Probability Adjusted Forecasts were prepared for use only by the Company Board and Goldman Sachs in connection with the evaluation of the Transactions and do not, and were not intended to, correspond to the public guidance as to our annual financial performance and do not, and were not intended to, update or revise the public guidance as to our annual financial performance.

The Probability Adjusted Forecasts reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to potential market size for its products in development, market share achieved by those products and the probability of achieving product development and regulatory success. In developing the Probability Adjusted Forecasts, the Company management made assumptions with respect to the probabilities and timing of advancing to successive stages of clinical development for each of its key products and ultimately achieving commercialization of those products. The Company derived the following probability-weighted projections of revenue, net income and free cash flow by adjusting the Company’s estimates of revenues and costs for each product assuming successful commercialization by such probabilities. Because the Company’s key products will either successfully reach commercialization or not, the Probability Adjusted Forecast is unlikely to reflect the Company’s actual financial performance in the future. Important factors that may affect actual results and result in projections of future revenues, net income and free cash flow contained in the Probability Adjusted Forecasts not being achieved include, but are not limited to: the Company’s ability to increase revenue from sales of RECOTHROM®; the challenges associated with developing new products, obtaining regulatory approvals of its products and successfully commercializing its products; success in negotiating and completing collaborative agreements and arrangements with third parties; reliance on third parties for the successful development and commercialization of product candidates; enforceability and the costs of enforcement of the Company’s patents; potential infringements of patents of third parties by the Company and its products; the Company’s need for additional funds to finance its development and commercialization efforts; the potential costs of patent, products liability or other litigation; future equity compensation expenses; international economic, political and other risks that could negatively affect the Company’s results of operations or financial position; changes in accounting rules; the costs of negotiating and implementing the Transactions; and the other factors set forth from time to time in the Company’s SEC filings including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the subsequent Quarterly Reports on Form 10-Q. The assumptions and estimates underlying the Probability Adjusted Forecasts may not be realized and the Probability Adjusted Forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The inclusion of the Probability Adjusted Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors, officers, directors or representatives considered or consider the Probability Adjusted Forecasts to be necessarily predictive of actual future events, and the Probability Adjusted Forecasts should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Probability Adjusted Forecasts.

Accordingly, the Probability Adjusted Forecasts do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions or to any costs incurred in connection with the Transactions. Further, the Probability Adjusted Forecasts do not take into account the effect of any failure of the consummation of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or to any other person regarding the ultimate performance of the Company compared to the information contained in the Probability Adjusted Forecasts or that forecasted results will be achieved, and except as may be required by applicable laws, none of them intend to update or otherwise revise or reconcile the Probability Adjusted Forecasts to reflect circumstances existing after the date such Probability Adjusted Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Probability Adjusted Forecasts are shown to be in error. The Probability Adjusted Forecasts are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the Probability Adjusted Forecasts were made available by the Company to the Company Board and Goldman Sachs.

The Company’s shareholders are cautioned not to place undue reliance on the Probability Adjusted Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Goldman Sachs, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

The following is a summary of the material projected financial information that was included in the Probability Adjusted Forecasts.

($ in millions)	2010(1)	2011(1)	2012(1)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue	$82	$134	$126	$135	$170	$197	$201	$275	$356	$398	$458	$547	$632	$692	$717	$732
Net income	$(95)	$(26)	$(46)	$(53)	$(0)	$24	$20	$70	$128	$155	$193	$249	$205	$213	$219	$221
Free cash flow	$(98)	$(23)	$(39)	$(58)	$(15)	$11	$11	$27	$63	$90	$108	$137	$167	$193	$207	$212

(1)	The projected financial information that was included in the Probability Adjusted Forecasts excludes deferred revenue (which is a non-cash item) related to $200 million of upfront and milestone payments received in 2009 from Parent under the Collaboration Agreement, which was forecasted to be $78 million, $47 million and $12 million in 2010, 2011 and 2012, respectively.

Although presented with numerical specificity, the Probability Adjusted Forecasts are not fact and reflect numerous assumptions and estimates as to future events and the probability of such events made by the Company’s management, including certain forecasts relating to the commercialization, launch, receipt and timing of regulatory approvals, market size and growth rates, sales and market share, future pricing, levels of costs and operating expenses, licensing and probability of success of the Company’s products, all of which are difficult to predict and many of which are beyond the Company’s control. Moreover, the Probability Adjusted Forecasts are based on certain future business decisions that are subject to change. The Probability Adjusted Forecasts generally take into account taxes and existing net operating loss carryforwards. There can be no assurance that the assumptions and estimates used to prepare the Probability Adjusted Forecasts will prove to be accurate, and actual results may differ materially from those contained in the Probability Adjusted Forecasts. The inclusion of the Probability Adjusted Forecasts in this Schedule 14D-9 should not be regarded as an indication that such Probability Adjusted Forecasts will be predictive of actual future results, and the Probability Adjusted Forecasts should not be relied upon as such. The Probability Adjusted Forecasts are forward-looking statements.

The Probability Adjusted Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Probability Adjusted Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied or performed any procedures with respect to the projections of future revenues, net income and free cash flow contained in the Probability Adjusted Forecasts, nor have they expressed any opinion or given any form of assurance with respect to such information or its reasonableness, achievability or accuracy, and accordingly such registered public accounting firm assumes no responsibility therefor. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 relates to the Company’s historical financial information. It does not extend to the Probability Adjusted Forecasts and should not be read to do so.

There can be no assurance that any projections will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The financial projections do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your shares in the Offer.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Company Board that, as of September 7, 2010 and based upon and subject to the factors and assumptions set forth therein, the $9.75 per share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated September 7, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex II to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its shareholders;

•	certain publicly available research analyst reports for the Company; and

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certain internal financial analyses and forecasts for the Company prepared by its management, including the Probability Adjusted Forecasts, which Probability Adjusted Forecasts were approved for Goldman Sachs’ use by the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; reviewed certain financial and stock market information for the Company and certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed, with the Company’s consent, that the Probability Adjusted Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was any such evaluation or appraisal of the assets or liabilities of the Company furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not express any opinion as to the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $9.75 per share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $9.75 per share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion did not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they become due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Company Board in connection with its consideration of the Transactions and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 3, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Company’s Shares for the 52-week period ended September 3, 2010 (the last full trading day before Goldman Sachs delivered its opinion to the Company Board). The following table presents the results of this analysis:

Share Price
52-week high (December 8, 2009)	$7.31
52-week low (July 23, 2010)	$3.70

Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share based on the Probability Adjusted Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2010 through 2025, which were then discounted to September 30, 2010 using a mid-year convention, and included present value of future estimated net operating loss carryforwards. Goldman Sachs calculated implied prices per share of the Shares using illustrative terminal values in the year 2025 based on perpetuity growth rates ranging from 2.0% to 3.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 10% to 14%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs also assumed net debt based on the Company’s June 30, 2010 balance sheet figures. This analysis resulted in a range of implied present values of $7.66 to $14.55 per share.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative present value of future share price analysis, which is designed to provide an indication of the present value of the potential future share price of a company’s equity as a function of the company’s potential future earnings and its assumed price to forward earnings per share multiple. Goldman Sachs calculated implied equity values per share for calendar year 2018 by applying price to net income per share multiples ranging from 18.0x to 22.0x to estimates of 2019 net income from the Probability Adjusted Forecasts. Goldman Sachs then calculated the present value of the implied per share equity values using discount rates ranging from 10.0% to 14.0%, reflecting estimates of the Company’s cost of equity. This analysis resulted in a range of implied present value per share of $6.83 to $11.21.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the biotechnology industry since March 2004. These transactions (listed by acquirer / target and date of announcement) were:

•	Bristol-Myers Squibb Company / Medarex, Inc. (July 2009)

•	Novartis AG / Speedel Holding AG (July 2008)

•	Ipsen, S.A. / Tercica, Inc. (June 2008)

•	GlaxoSmithKline plc / Sirtris Pharmaceuticals, Inc. (April 2008)

•	Genentech, Inc. / Tanox, Inc. (November 2006)

•	Merck & Co., Inc. / Sirna Therapeutics, Inc. (October 2006)

•	Genzyme Corporation / AnorMED Inc. (August 2006)

•	AstraZeneca PLC / Cambridge Antibody Technology Group PLC (May 2006)

•	Amgen Inc. / Abgenix, Inc. (December 2005)

•	Genzyme Corporation / Bone Care International, Inc. (May 2005)

•	Amgen Inc. / Tularik Inc. (March 2004)

For each of the selected transactions and the Transactions, Goldman Sachs calculated and compared the premium represented by the price paid for the target to the closing price per share of the target one day prior to the announcement date, and the closing price per share of the target four weeks prior to the announcement date.

While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

Goldman Sachs relied on information from public filings, press releases, and investor presentations of the target companies and information published by Capital IQ (a data source containing historical market prices). The following table presents the results of this analysis:

Summary of Premium Data Based on Historical the Company Trading Information

	Spot Share Price	Premium Based on $9.75 Offer
Premium to current share price (as of September 3, 2010 — 1 day prior)	$5.51	77.0%
Premium to 4 weeks prior (August 6, 2010)	$4.08	139.0%

Summary of Premium Data for Selected Previous Transactions

	Range	High	Mean	Median	Low
Premium to 1 day prior	38%-168%	168%	82%	84%	38%
Premium to 4 weeks prior	25%-136%	136%	76%	72%	25%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $9.75 per share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the Transactions was determined through arms’-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs included as Annex II to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates and third parties, including affiliates and portfolio companies of Warburg Pincus LLC, or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. In addition, Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to Parent and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a dealer manager with respect to the split-off of Mead Johnson Nutrition Company in November 2009. Goldman Sachs also has provided from time to time and are currently providing investment banking services to Warburg Pincus and its affiliates and portfolio companies for which its investment banking division has received, and may receive, compensation, including having acted as financial advisor to MBIA Insurance, a portfolio company of Warburg Pincus, in connection with the restructuring of KLD funding mezzanine notes that were insured by MBIA in November 2008; as financial advisor to InterMune Inc., a portfolio company of Warburg Pincus, in connection with its unregistered 3(a)(9) exchange in May 2009; as co-manager with respect to a public offering of 8,500,000 shares of Targa Resources, Inc., a portfolio company of Warburg Pincus, in April 2010; as a co-manager with respect to a high-yield debt offering by Ziggo BV, a portfolio company of Warburg Pincus (aggregate principal amount of €1.2 billion), in May 2010; and as a deal manager with respect to a tender offer by Fidelity National Information Services, a portfolio company of Warburg Pincus, in August 2010. Goldman Sachs may also in the future provide investment banking services to the Company, Parent and their respective affiliates and Warburg Pincus and its affiliates and portfolio companies, for which Goldman Sachs’ investment banking division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Warburg Pincus and its affiliates from time to time and may have invested in limited partnership units of affiliates of Warburg Pincus from time to time and may do so in the future.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated July 1, 2010, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $10 million, of which $750,000 became payable upon the execution of the Merger Agreement, and the remainder of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, arising, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws, that may arise out of this engagement.

Intent to Tender.

As discussed above under the heading “Arrangements with Principal Shareholders—Tender and Support Agreements” in Item 3, each of Novo Nordisk, Warburg Pincus and certain of Warburg Pincus’ affiliates have entered into the Support Agreements pursuant to which they have agreed, among other things, to validly tender or cause to be tendered in the Offer all of their Shares pursuant to and in accordance with the terms of the Offer, subject to the terms of the Support Agreements. The Form of Support Agreement is filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference.

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldman Sachs as its financial advisor in connection with, among other things, the Transactions. The discussion pertaining to the retention of Goldman Sachs by the Company included above under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” in Item 4 is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, pursuant to the Support Agreements and as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
James A. Johnson	09/08/2010	20,000	9.75	Sale effected pursuant to a Rule 10b5-1 trading plan.

James A. Johnson	09/08/2010	20,000	2.777	Exercise of stock option pursuant to 10b5-1 trading plan.

Bruce L.A. Carter, Ph.D.	08/19/2010	426,000	2.7777	Exercise of stock option.

Edward E. Penhoet, Ph.D.	08/17/2010	72,000	2.7777	Exercise of stock option.

Darren R. Hamby	07/30/2010	20,000	3.96	Sale effected pursuant to a Rule 10b5-1 trading plan.

Darren R. Hamby	07/30/2010	20,000	2.7777	Exercise of stock option pursuant to 10b5-1 trading plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Dissenters’ Rights.

No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, Company shareholders that have not tendered their Shares in connection with the Offer will have certain rights under Chapter 23B.13 of the WBCA to dissent from the transaction and demand a determination of the fair value of their Shares, and to receive payment in cash of such value. Shareholders that perfect these rights by complying with the procedures set forth in Chapter 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value of their Shares (plus accrued interest). Any determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the dissenters’ rights provisions of the WBCA. The value so determined could be more or less than the Offer Price. If any shareholder who demands dissenters’ rights under Chapter 23B.13 fails to perfect, effectively withdraws or loses his or her right to dissent as provided in the WBCA, each of the Shares held by such holder will be converted, at the time of the closing of the Merger, into the right to receive the Offer Price in accordance with the Merger Agreement.

Anti-Takeover Statute.

Chapter 23B.19 of the WBCA may affect attempts to acquire control of the Company. In general, under Chapter 23B.19 of the WBCA, a plan of merger between covered Washington business corporations and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who beneficially owns 10% or more of the outstanding voting shares of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders and (i) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time, or (ii) the merger is approved by the board of directors and at least two-thirds of the votes of each class of the corporation’s shares entitled to vote (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. The Company Board approved for purposes of Chapter 23B.19 of the WBCA the entering into by Parent, Merger Sub and the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Chapter 23B.19 of the WBCA, with respect to the Company, will not be applicable to Parent and Merger Sub by virtue of such actions.

Litigation.

Subsequent to the announcement of the Merger, three purported shareholder class action complaints were filed in King County Superior Court. The complaints, captioned Krivan v. ZymoGenetics, Inc., et al., Vereen v. ZymoGenetics, Inc., et al., and Jaung v. ZymoGenetics, Inc., et al., name as defendants the members of the Company Board, as well as the Company, Parent and Merger Sub. The plaintiffs allege that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claim that the Company, Parent and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaints allege that the proposed transaction between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaints seek injunctive relief, including to enjoin the transaction, and to impose a constructive trust in favor of plaintiffs and the purported class upon any benefits improperly received by defendants. They also seek attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes the plaintiffs’ allegations lack merit and will contest them vigorously.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on September 10, 2010. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. Eastern time on September 27, 2010, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Merger Sub’s acquisition or ownership of the Shares.

Short-Form Merger.

Under Chapter 23B.11 of the WBCA, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger through the Short-Form Merger after consummation of the Offer without a vote by the Company’s shareholders. In the event that Parent does not elect to cause a Short-Form Merger, or if Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of a majority of the outstanding Shares will be required under the Articles of Incorporation and the WBCA to effect the Merger.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only after acceptance by Merger Sub of, and payment for, Shares tendered in the Offer and on the terms and conditions set forth in the Merger Agreement, to purchase newly issued Shares at the Offer Price in an amount that, when added to the Shares already owned by Parent and Merger Sub following consummation of the Offer, constitutes one share more than 90% of the issued and outstanding Shares on a fully-diluted basis. In no event will the Top-Up Option be exercisable for a number of Shares in excess of the total number of the Company’s then authorized but unissued shares (less any shares committed or reserved for issuance). The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, Parent and Merger Sub will then hold, in the aggregate, at least 90% of the issued and outstanding Shares. Parent or Merger Sub will pay the Offer Price for the Shares acquired upon exercise of the Top-Up Option, at their election, either in cash or by delivery to the Company of a promissory note jointly and severally executed by Parent and Merger Sub having a principal amount equal to the balance of the purchase price, or a combination of the foregoing. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the dissenters’ rights provisions of the WBCA, which are discussed above under the heading “Dissenters’ Rights.” The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Shareholders’ Meeting.

Unless Parent owns at least 90% of the outstanding Shares and elects to require the Company and Merger Sub to take all necessary and appropriate action to cause the Short-Form Merger to occur, as promptly as practicable following the later of the Acceptance Time or expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, the Company, acting through the Company Board, shall, in accordance with applicable law and the Articles of Incorporation and Bylaws, establish a record date for, call, give notice of, convene and hold a meeting of the Company shareholders for the purpose of voting upon the approval of the Merger Agreement in accordance with the WBCA for purposes of effecting the Long-Form Merger.

Section 14(f) Information Statement.

The Information Statement is being furnished in connection with the possible designation by Merger Sub or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s shareholders as described above under the heading “Arrangements between the Company and Parent — Representation on the Company Board” in Item 3 and in the Information Statement, and is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Merger Sub and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions on the

Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s unproven product sales and marketing; manufacturing and commercialization capabilities; strategic partnering activities; product safety; clinical trials and results; legislative and regulatory activity and oversight; intellectual property claims and litigation; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 10, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Sub filed with the SEC on September 10, 2010).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Sub filed with the SEC on September 10, 2010).*

(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*

(a)(1)(D)	Opinion of Goldman, Sachs & Co., dated September 7, 2010 (included as Annex II to this Schedule 14D-9).*

(a)(1)(E)	Joint Press Release issued by the Company and Parent, dated September 7, 2010 (incorporated by reference to the Company’s Form 8-K filed with the SEC on September 8, 2010).

(a)(1)(F)	Summary Advertisement published in the Wall Street Journal on September 10, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Merger Sub filed with the SEC on September 10, 2010).

(a)(1)(G)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Merger Sub filed with the SEC on September 10, 2010).*

(a)(1)(H)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Merger Sub filed with the SEC on
September 10, 2010).*

(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Merger Sub filed with the SEC on September 10, 2010).*

(a)(2)	Letter to Shareholders of the Company, dated September 15, 2010, from Douglas E. Williams, Ph.D., Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated as of September 7, 2010, by and among the Company, Bristol-Myers Squibb Company and Zeus Acquisition Corporation (incorporated by reference to the Company’s Form 8-K filed with the SEC on September 8, 2010).

(e)(2)	Confidentiality Agreement, dated as of June 30, 2010, by and among the Company and Bristol-Myers Squibb Company.

Exhibit Number	Description

(e)(3)	Co-Development / Co-Promotion and License Agreement relating to Type-3 Interferon Family, dated as of January 12, 2009, by and among the Company, the ZymoGenetics, LLC and Bristol-Myers Squibb Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

(e)(4)	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended).

(e)(5)	2001 Stock Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended).

(e)(6)	ZymoGenetics, Inc. Retention and Severance Plan, dated as of August 27, 2010, as amended on September 3, 2010 and September 7, 2010 (incorporated by reference to the Company’s Form 8-K filed with the SEC on September 8, 2010).

(e)(7)	Amended and Restated Employment Agreement, dated as of March 12, 2009, by and between the Company and Douglas E. Williams, Ph.D. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009).

(e)(8)	Amended and Restated Employment Agreement, dated as of July 3, 2008, by and between the Company and James A. Johnson (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009).

(e)(9)	Amended and Restated Employment Agreement, dated as of June 16, 2009, by and between the Company and Stephen Zaruby (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(e)(10)	Employment Agreement, dated as of July 3, 2008, by and between the Company and Heather L. Franklin (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009).

(e)(11)	Employment Agreement, dated as of June 8, 2009, by and between the Company and Eleanor L. Ramos, M.D. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(e)(12)	Amended and Restated Employment Agreement, dated as of February 3, 2005, by and between the Company and Bruce L.A. Carter, Ph.D. (incorporated by reference to the Company’s Current Report on Form 8-K dated as of February 3, 2005).

(e)(13)	Deferred Compensation Plan for Key Employees, amended and restated as of November 1, 1997 (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended).

(e)(14)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to the Amendment to the Company’s Registration Statement on Form S-1/A filed on November 2, 2001).

(e)(15)	Amended and Restated Bylaws of the Company (incorporated by reference to the Company’s Current Report on Form 8-K dated November 15, 2007 and filed November 19, 2007).

(e)(16)	Form of Tender and Support Agreement, dated as of September 7, 2010, by and between Bristol-Myers Squibb Company, Zeus Acquisition Corporation and Shareholder (incorporated by reference to the Company’s Form 8-K filed with the SEC on September 8, 2010).

(e)(17)	Shareholders’ Agreement, effective as of November 10, 2000, by and among the Company, Novo Nordisk A/S, Novo Nordisk Pharmaceuticals, Inc. and the investors listed on Schedule A thereto (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended).

Exhibit Number	Description

(e)(18)	First Amendment to Shareholders’ Agreement, dated as of February 4, 2002, by and among the Company, Novo Nordisk A/S, Novo Nordisk Pharmaceuticals, Inc. and the investors listed on Schedule A thereto (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(e)(19)	Investors’ Rights Agreement, dated as of November 10, 2002, by and among the Company, Novo Nordisk Pharmaceuticals, Inc. and the persons listed on Schedule A thereto (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended).

(e)(20)	Termination Agreement, dated as of September 7, 2010, among the Company, Novo Nordisk A/S, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.

(e)(21)	Third Amended and Restated License Agreement for IL-21 Embodiments, dated as of December 3, 2009, by and between the Company and Novo Nordisk A/S (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009).

(e)(22)	License and Transfer Agreement, effective as of January 16, 2009, by and between the Company and Novo Nordisk A/S (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

(e)(23)	License Agreement for Recombinant Factor XIII, dated as of October 4, 2004, by and among the Company, Novo Nordisk A/S and Novo Nordisk Health Care AG (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(e)(24)	Amendment No. 1 to License Agreement for Recombinant Factor XIII, dated as of December 7, 2007, by and among the Company, Novo Nordisk A/S and Novo Nordisk Health Care AG (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(25)	Tax Sharing Agreement, effective as of October 20, 2000, by and between the Company and Novo Nordisk of North America, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended).

*	Included in materials mailed to shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZYMOGENETICS, INC.

By:	/S/ JAMES A. JOHNSON
Name:	James A. Johnson
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: September 15, 2010

ANNEX I

ZYMOGENETICS, INC.

1201 Eastlake Avenue East

Seattle, Washington 98102

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about September 15, 2010 to holders of record of voting common stock, without par value, of ZymoGenetics, Inc., a Washington corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Zeus Acquisition Corporation, a Washington corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of voting common stock, without par value, of the Company (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s shareholders to a majority of the seats on the Company’s Board of Directors (the “Company Board”, “Board of Directors” or “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2010, by and among Parent, Merger Sub and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on September 10, 2010 to purchase all of the issued and outstanding Shares for $9.75 per Share, net to the holder thereof, in cash, without interest (the “Offer Price”), less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on October 7, 2010. Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on September 10, 2010.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub and the Company will merge (the “Merger”), with the surviving corporation in the Merger continuing as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Merger Sub or the Company, or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Washington law) will be converted into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes.

The Merger Agreement provides that, upon the initial acceptance for payment by Merger Sub of Shares tendered pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter up to the effective time of the Merger (the “Effective Time”), subject to payment for such Shares and other conditions set forth in the Merger Agreement, Parent will be entitled to designate a number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors described in the following paragraph) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Merger Sub (giving effect to the Shares purchased pursuant to the Offer and, if Merger Sub exercises its irrevocable option to purchase additional Shares from the Company in accordance with the Merger Agreement (the “Top-Up Option”), the Shares purchased upon exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares.

In connection with the foregoing, the Company has agreed to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board. Except with respect to two directors (the “Continuing Directors”) who were members of the Company Board immediately prior to such appointments by Parent, the Company has obtained irrevocable resignations of each director on the Company Board, which resignations are contingent and will be effective only upon the occurrence of the Acceptance Time, payment (which will be satisfied by receipt by the depositary for the Offer of funds from Parent or Merger Sub) for all of the Shares tendered and not withdrawn pursuant to the Offer, and the Company’s acceptance of such resignations. We expect the initial Continuing Directors to be Bruce L.A. Carter, Ph.D., and Douglas E. Williams, Ph.D., and they have not delivered resignations to the Company. From time to time after the Acceptance Time, subject to Merger Sub’s payment for the Shares, the Company will take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on each committee of the Company Board to the fullest extent permitted by all applicable laws, including the rules of The NASDAQ Stock Market (“NASDAQ”). The Merger Agreement further provides that in the event that Parent’s designees are elected or appointed to the Company Board, until the Effective Time, the Continuing Directors will remain on the Company Board. If the number of directors who are Continuing Directors is reduced below two prior to the Effective Time, the remaining Continuing Director will be entitled to designate an individual to fill such vacancy who is not a current or former officer, director, employee or consultant of Parent or any of its subsidiaries (a “Parent Insider”) and who will be deemed a Continuing Director, and the Company will cause such designee to be appointed to the Company Board. If, notwithstanding compliance with such provisions, the number of Continuing Directors is reduced to zero, then the other directors on the Company Board will designate and appoint to the Company Board two directors who are not Parent Insiders who will be deemed Continuing Directors.

The Company Board will have at least such number of directors who qualify as independent directors for purposes of the continued listing requirements of NASDAQ and the SEC rules and regulations (the “Independent Directors”), provided that the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the NASDAQ rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees are elected or appointed to the Company Board prior to the Effective Time, the prior approval of a majority of the Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director then in office) will be required in order to, prior to the Effective Time, (i) amend, modify or terminate the Merger Agreement or agree or consent to any amendment, modification or termination of the Merger Agreement on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, (iv) amend or modify in any material respect the Company’s Amended and Restated Articles of Incorporation or Bylaws, (v) authorize or execute any material contract or material amendment or material modification of any contract, between the Company and Parent or Merger Sub or the termination of any such material contract or (vi) make any other determination or give any approval or authorization that is required to be taken or given by the Company Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent and Merger Sub’s designees may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than October 7, 2010 and that, upon assuming office, Parent and Merger Sub’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of September 15, 2010, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 345 Park Avenue, New York, New York 10154.

Name	Age	Current Principal Occupation and Five-Year Employment History

Dr. Jeremy Levin	56	Director of Merger Sub. President of Merger Sub. Senior Vice President, Strategy, Alliances and Transactions, of Parent since May 2010 and a member of the Senior Management Team. Dr. Levin served as Senior Vice President, Strategic Transactions, of Parent from 2008 to May 2010. From 2007 to 2008, he served as Senior Vice President, External Science, Technology and Licensing, of Parent. Prior to 2008, Dr. Levin was Vice President Global Head Business Development and Strategic Alliances, Novartis Institutes of Biomedical Research.

Jeffrey Galik	48	Director of Merger Sub. Treasurer of Merger Sub. Treasurer of Parent.

Kabir Nath	45	Director of Merger Sub. Vice President, Global Commercialization, of Parent since 2009. From 2005 to 2007, President and General Manager, Bristol-Myers Squibb (China) and Sino-American Shanghai Squibb, subsidiaries of Parent. Prior to 2005, Mr. Nath served as Vice President, Asian Markets, of Parent. Mr. Nath is a citizen of the U.K.

David T. Bonk	54	Director of Merger Sub. Vice President of Merger Sub. Vice President and Associate General Counsel, Transactional Practice Group, of Parent.

P. Joseph Campisi, Jr.	49	Vice President of Merger Sub. Vice President and Assistant General Counsel, Transactional Practice Group, of Parent since December 2009. Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

Name	Age	Current Principal Occupation and Five-Year Employment History

David J. Brienza	48	Vice President, Finance, Research & Development, of Parent since July 2005. Mr. Brienza is a member of the R&D Executive Committee and the Finance Executive Committee, of Parent. Assistant Controller, Financial Analysis of Parent from January 2005 to June 2005. Vice President, Finance, U.S. Medicines, of Parent from 2001 to 2004.

Paul R. Biondi	40	Senior Vice President, Research & Development Operations, of Parent since January 2010. Mr. Biondi is a member of the R&D Executive Committee of Parent. Vice President of R&D Operations Department from May 2005 to January 2010. Executive Director, Global Development Planning & Resource Management, of Parent from 2002 to May 2005.

Sonia Vora	39	Secretary of Purchaser. Assistant General Counsel and Assistant Corporate Secretary of Parent since December 2009. Senior Counsel and Assistant Corporate Secretary of Parent until December 2009.

GENERAL INFORMATION CONCERNING THE COMPANY

The Company’s authorized capital stock consists of 210,000,000 shares, consisting of 180,000,000 shares of common stock, of which 150,000,000 shares are designated as Voting Common Stock (“Voting Common Stock”) and 30,000,000 are designated as Non-Voting Common Stock and 30,000,000 shares are designated as Preferred Stock, without par value. The Voting Common Stock is the only class of voting securities of the Company that is entitled to vote at a meeting of the shareholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders. As of August 31, 2010, there were 86,584,072 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Merger Sub, are not the owners of record of any Shares. Parent may be deemed the beneficial owner of Shares as a result of the Tender and Support Agreements (the “Support Agreements”) between Parent and Novo Nordisk A/S (“Novo Nordisk”) and Warburg, Pincus Equity Partners, L.P. (“Warburg Pincus”) (and certain of Warburg Pincus’ affiliates who beneficially own Shares), pursuant to which Novo Nordisk and Warburg Pincus and certain of Warburg Pincus’ affiliates who beneficially own Shares have agreed, among other things, (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such shareholder at the commencement of the Offer and not to exercise any dissenters’ rights in connection with the Merger, (ii) not to transfer any of such shareholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such shareholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such shareholder’s Shares in support of the Merger in the event that shareholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger and (vi) not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company. Each Support Agreement will terminate upon the earliest of (1) the termination of the Merger Agreement, (2) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement that results in the reduction in the consideration payable in the Offer or a change in the form of consideration payable in the Offer and (3) the Acceptance Time. An aggregate of 31,530,879 Shares, or approximately 36% of the Shares as of August 31, 2010, are subject to the Support Agreements.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on August 31, 2010:

Name	Age	Position
Bruce L.A. Carter, Ph.D.	67	Chairman of the Board of Directors
James A. Harper(1)(2)	62	Director
David I. Hirsh, Ph.D.	71	Director
Lars Fruergaard Jørgensen	43	Director
Jonathan S. Leff(3)	41	Director
David H. MacCallum(1)	72	Director
A. Bruce Montgomery, M.D.(2)(3)	57	Director
Kurt Anker Nielsen(1)(3)	65	Director
Edward E. Penhoet, Ph.D.(2)	69	Director
Douglas E. Williams, Ph.D.	52	Director and Chief Executive Officer
Stephen W. Zaruby	48	President
James A. Johnson	54	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Heather L. Franklin	45	Senior Vice President, Business Development
Darren R. Hamby	45	Senior Vice President, Human Resources and Corporate Services
Dennis M. Miller, Ph.D.	47	Senior Vice President, Research and Preclinical Development
Eleanor L. Ramos, M.D.	54	Senior Vice President and Chief Medical Officer

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Bruce L.A. Carter, Ph.D., age 67, has served as our Chairman of the Board since April 2005 and a director since 1987. Previously, Dr. Carter served as our Chief Executive Officer from April 1998 until retiring in January 2009 and as our President from April 1998 to July 2007. From 1994 to April 2000, Dr. Carter served as Corporate Executive Vice President and Chief Scientific Officer of Novo Nordisk, a health care company. In addition, from 1994 to December 1998, Dr. Carter served as our Chairman of the Board and, from 1988 to 1994, as our President. He joined the Company in 1986 as Vice President of Research and Development. From 1982 to 1986, Dr. Carter held various positions at G.D. Searle & Co., Ltd., a pharmaceutical company, including Head, Molecular Genetics. From 1975 to 1982, he was a Lecturer at Trinity College, University of Dublin. Dr. Carter currently serves, or has during the past five years served, on the board of directors of QLT Inc., Dr. Reddy’s Laboratories Limited and Renovis, Inc. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

James A. Harper, age 62, has served as a director since July 2004. Mr. Harper retired from Eli Lilly and Company, a pharmaceutical company, in July 2004 after 30 years of service. Most recently, from January 2001 to his retirement, Mr. Harper served as Group Vice President and Chief Marketing Officer of Eli Lilly, and, from July 1994 to January 2001, he served as its President, Diabetes and Growth Disorders. He also served as President and Chief Executive Officer of Advanced Cardiovascular Systems, Inc., a medical device company that was a wholly owned subsidiary of Eli Lilly, from 1991 to 1993. Mr. Harper currently serves, or has during the past five years served, as a director of Anesiva, Inc., Corcept Therapeutics, Inc. and Phenomix Corporation. Mr. Harper also serves as an advisor to Nomura Phase 4 Ventures. Mr. Harper received a B.A. in Biology from Vanderbilt University and an M.B.A. from the Wharton School of the University of Pennsylvania.

David I. Hirsh, Ph.D., age 71, has served as a director since November 2000. Dr. Hirsh has served as the Executive Vice President for Research at Columbia University since September 2003. From 1990 to September 2003, he was the Robert Wood Johnson, Jr. Professor and Chairman of the Department of Biochemistry and Molecular Biophysics at the College of Physicians and Surgeons of Columbia University. From 1984 to 1990, he served as Executive Vice President of Research at Synergen, Inc., a biotechnology company. From 1971 to 1985, he was a Professor at the University of Colorado. Dr. Hirsh received a B.A. in Biology from Reed College and a Ph.D. in Biochemistry from Rockefeller University. We believe Dr. Hirsh’s qualifications to sit on the Company Board include his extensive scientific knowledge relevant to our business, together with his research and development executive management experience, both in private industry and academia.

Lars Fruergaard Jørgensen, age 43, has served as a director since June 2010. Mr. Jørgensen was designated by Novo Nordisk pursuant to a Shareholders’ Agreement among the Company, Novo Nordisk, Warburg Pincus and certain other investors effective as of November 10, 2000. Mr. Jørgensen has served as Senior Vice President, Information Technology and Corporate Development of Novo Nordisk since September 2004. From 2001 to 2004, he served as Vice President, Regional Finance and Information Technology of Novo Nordisk Pharmaceutical Ltd., where he was responsible for a region comprising Japan and Oceania. He joined Novo Nordisk in 1991 and has held positions of increasing responsibility within the finance, accounting and administration departments. He currently serves, or has during the past five years served, as a director of NNIT A/S and as chairman of the board of Harno Invest A/S. Mr. Jørgensen received a B.Sc. and M.Sc. in Business Administration from the Århus Business School, Denmark.

Jonathan S. Leff, age 41, has served as a director since November 2000. Since January 2000, Mr. Leff has served as a General Partner of Warburg Pincus & Co., an investment company, and as a Member and Managing Director of Warburg Pincus LLC, a private equity investment firm. From January 1999 to December 1999, Mr. Leff served as a Vice President of Warburg Pincus LLC and served as an Associate from July 1996 to December 1998. Mr. Leff currently serves, or has during the past five years served, as a director of Allos Therapeutics, Inc., Altus Pharmaceuticals Inc., Inspire Pharmaceuticals, Inc., InterMune, Inc., Neurogen Corporation, Sunesis Pharmaceuticals, Inc., Transkaryotic Therapies Incorporated and several privately held companies. Mr. Leff received a B.A. in Government from Harvard College and an M.B.A. from Stanford University.

David H. MacCallum, age 72, has served as a director since April 2005. Since 2002, Mr. MacCallum has served as the Managing Partner of Outer Islands Capital, an investment fund specializing in health care investments. From June 1999 to November 2001, he served as Global Head of Health Care Investment Banking for Salomon Smith Barney, an investment banking firm and division of Citigroup Inc. From April 1998 to June 1999, he served as Executive Vice President and Head of the Health Care Group at ING Barings Furman Selz LLC, an investment banking firm and subsidiary of ING Group, a Dutch financial institution. Before joining ING Barings Furman Selz, Mr. MacCallum formed the Life Sciences Group at UBS Securities LLC, an investment banking firm, where he was Managing Director and Global Head of Life Sciences from May 1994 to April 1998. Before joining UBS Securities LLC, he founded the health care practice at Hambrecht & Quist, an investment banking firm, where he was Head of Health Care and Co-Head of Investment Banking. Mr. MacCallum currently serves, or has during the past five years served, as a director of MannKind Corporation, Vital Signs, Inc. and several privately held companies. Mr. MacCallum received an A.B. from Brown University and an M.B.A. from New York University. He is a Chartered Financial Analyst.

A. Bruce Montgomery, M.D., age 57, has served as a director since March 2010. Dr. Montgomery has served as Senior Vice President, Respiratory Therapeutics of Gilead Sciences, Inc., a biotechnology company, since August 2006. Dr. Montgomery was the founder of Corus Pharma, Inc., a biotechnology company, and served as its Chief Executive Officer from 2001 until its acquisition by Gilead Sciences, Inc. in 2006. From 1995 to 2000, Dr. Montgomery held positions of increasing responsibility within the research and development group of PathoGenesis Corporation, a biotechnology company. From 1989 to 1993, Dr. Montgomery held positions of increasing responsibility within the research and development group of Genentech, Inc., a biotechnology company. From November 1988 to September 1989, Dr. Montgomery was an Assistant Professor of Medicine at SUNY Stonybrook. From June 1986 to November 1988, Dr. Montgomery was Assistant Clinical Professor, University of California, San Francisco. Dr. Montgomery has during the past five years served as a director of Corus Pharma. Dr. Montgomery received a B.S. in Chemistry and an M.D. from the University of Washington.

Kurt Anker Nielsen, age 65, has served as a director since June 1997. From December 2000 until his retirement in September 2003, Mr. Nielsen served as Co-Chief Executive Officer of Novo A/S, an investment company. From 1996 to December 2000, he served as Deputy Chief Executive Officer of Novo Nordisk. Mr. Nielsen held numerous positions at Novo Nordisk since joining the company in 1974. From 1989 to December 2000, he served as its Chief Financial Officer; from 1985 to 1989, as Executive Vice President of Corporate Finance; from 1984 to 1985, as Vice President of Corporate Planning and Communications; and from 1977 to 1984, as Head of the Corporate Planning Department. From 1973 to 1974, Mr. Nielsen served as a management consultant at Booz, Allen and Hamilton of Scandinavia, a management consulting firm. From 1972 to 1973, he served as a business economist at Carlsberg A/S, a Danish brewing company. Mr. Nielsen currently serves, or has during the past five years served, as a director of Coloplast A/S, Dako A/S (now Harno Invest A/S), LifeCycle Pharma A/S, Novo Nordisk, Novo Nordisk Foundation, Novozymes A/S, StatoilHydro ASA (now Statoil ASA), Vestas Wind Systems A/S and Reliance A/S. Mr. Nielsen received a B.A. in Economics and an M.A. in Commerce from the Copenhagen Business School.

Edward E. Penhoet, Ph.D., age 69, has served as a director since May 2000 and as our lead independent director since June 2005. Dr. Penhoet has served as a director of the Alta Biopharma Funds II, III and VIII at Alta Partners, a venture capital firm, since 2000. From September 2004 to January 2008, Dr. Penhoet served as President of the Gordon and Betty Moore Foundation, a private grant-making foundation, and, from July 2002 to September 2004, as its Chief Program Officer, Science and Higher Education. He served as Dean of the School of Public Health at the University of California, Berkeley from July 1998 to July 2002. From May 1998 to February 2001, Dr. Penhoet served as Vice Chairman of the Board of Chiron Corporation, a biotechnology company, which he co-founded in 1981, and, from 1981 to May 1998, as its President, Chief Executive Officer and a director. From 1971 to 1981, he was a faculty member in the Department of Biochemistry at the University of California, Berkeley. Dr. Penhoet is a member of the Institute of Medicine of the National Academy of Sciences and currently serves, or has during the past five years served, as a director of Chiron, Corcept Therapeutics, Inc., IDM Pharma, Inc. and Renovis, Inc., together with several privately held biotechnology companies. In December 2004, Dr. Penhoet was appointed Vice Chair of the Independent Citizen’s Oversight Committee of the California Institute of Regenerative Medicine. Dr. Penhoet received a B.A. in Biology from Stanford University and a Ph.D. in Biochemistry from the University of Washington.

Douglas E. Williams, Ph.D., age 52, has served as a director and Chief Executive Officer since January 2009. From July 2007 to January 2009, Dr. Williams served as our President and Chief Scientific Officer and, from November 2004 to July 2007, as our Executive Vice President, Research and Development and Chief Scientific Officer. From September 2003 to August 2004, Dr. Williams served as Chief Scientific Officer and Executive Vice President, Research and Development of Seattle Genetics, Inc., a biotechnology company. From November 2002 to August 2003, he was Head of Health and Strategic Development of Genesis Research & Development Corporation, LTD, a biotechnology company. From July 2002 to October 2002, Dr. Williams served as Senior Vice President and Washington Site Leader of Amgen, Inc., a biotechnology company. From October 1999 to July 2002, he served as Executive Vice President and Chief Technology Officer of Immunex Corporation, a biotechnology company that was acquired by Amgen in 2002, as Immunex’s Senior Vice President of Discovery Research from October 1994 to October 1999 and as a director from April 1999 to July 2002. Dr. Williams currently serves, or has during the past five years served, as a director of Anadys Pharmaceuticals, Inc., Array BioPharma Inc., Oncothyreon Inc. and Seattle Genetics. Dr. Williams received a B.S. (magna cum laude) in Biological Sciences from the University of Massachusetts, Lowell and a Ph.D. in Physiology from the State University of New York at Buffalo, Roswell Park Cancer Institute Division.

Stephen W. Zaruby began serving as our President in January 2009. From September 2004 to March 2008, Mr. Zaruby served as Vice President, Global Head, Hospital/Surgical Business Unit of Bayer HealthCare Pharmaceuticals, a subsidiary of Bayer AG, a German health care, nutrition and high-technology materials company. From September 1998 to August 2004, Mr. Zaruby served as Director, Global Strategic Marketing of Bayer AG. From 1989 to 1998, Mr. Zaruby held various positions in sales, marketing and product development within the Bayer group of companies. Mr. Zaruby holds a B.Sc. from the University of Calgary.

James A. Johnson began serving as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary in September 2009. Mr. Johnson served as our Executive Vice President, Chief Financial Officer and Treasurer from July 2007 to September 2009 and as our Senior Vice President, Chief Financial Officer and Treasurer from February 2001 to July 2007. Mr. Johnson served as Chief Financial Officer, Treasurer and Secretary of Targeted Genetics Corporation, a biotechnology company, from 1994 to February 2001, as its Senior Vice President, Finance and Administration from January 1999 to February 2001, and as its Vice President, Finance from 1994 to January 1999. From 1990 to 1994, Mr. Johnson served as Vice President, Finance and, from 1988 to 1990, as Director of Finance, at Immunex Corporation. Mr. Johnson received a B.A. in Business Administration from the University of Washington.

Heather L. Franklin began serving as our Senior Vice President, Business Development in June 2008. Ms. Franklin served as our Vice President, Business Development from January 2005 to June 2008, as Senior Director, Strategic Alliance Management from July 2003 to January 2005, as Director, Strategic Alliance Management from January 2002 to July 2003 and as Director, Research Project Management from January 2001 to January 2002. From 1999 to 2001, Ms. Franklin held positions of increasing responsibility in clinical and research project management at Amgen Inc. From 1994 to 1999, Ms. Franklin held positions of increasing responsibility in clinical and research project management at Targeted Genetics Corporation. Ms. Franklin received a B.S. from the University of North Carolina, Chapel Hill, an M.S. from the University of Washington and an M.B.A. from the Wharton School of the University of Pennsylvania.

Darren R. Hamby began serving as our Senior Vice President, Human Resources and Corporate Services in May 2009. Mr. Hamby served as our Senior Vice President, Human Resources from July 2007 to April 2009, as Vice President, Human Resources from August 2004 to June 2007, as Senior Director, Human Resources from September 2002 to July 2004, and as Director, Human Resources from July 2000 to August 2002. Mr. Hamby joined the Company in September 1997 to manage compensation and employee benefit programs. From 1987 to 1997, Mr. Hamby held human resources positions of increasing responsibility with the Federal Home Loan Bank of Seattle. Mr. Hamby received a Bachelor of Business Administration degree, with an emphasis in human resources management, and an M.B.A. from Pacific Lutheran University.

Dennis M. Miller, Ph.D., began serving as our Senior Vice President, Research and Preclinical Development in September 2009. Dr. Miller served as our Vice President, Preclinical Development from June 2007 to September 2009 and held other positions within our Research and Development organization from April 2005 to May 2007. Prior to joining the Company, Dr. Miller was at Seattle Genetics, Inc. He also worked at Amgen Inc., Nycomed R&D, a pharmaceutical company, and Sterling Winthrop, a pharmaceutical company, in a variety of preclinical and clinical development roles. Dr. Miller received a B.S. in Biochemistry from the University of Rochester, a Ph.D. in Biochemistry from Utah State University and completed a post-doctoral fellowship at the University of Washington in the Department of Environmental Health.

Eleanor L. Ramos, M.D., began serving as our Senior Vice President and Chief Medical Officer in June 2009. Dr. Ramos served as our Vice President, Clinical Development from October 2008 to June 2009 and as Vice President, Clinical Research, Immunology and Inflammation from January 2007 to September 2008. Prior to joining the Company, Dr. Ramos served as Vice President, Global Clinical Research of Parent, from October 2004 to December 2006, and also held senior positions at Immune Tolerance Network, a clinical research consortium, and Roche Global Development, a division of Hoffmann-La Roche Inc. that manages human clinical trials. Dr. Ramos has also held a number of academic appointments at Harvard Medical School, University of

Florida, Yale University and University of California, San Francisco. From 1988 to 1994, Dr. Ramos, as a board-certified internist with a sub-specialty in nephrology, served as Director of the Renal Transplant Services at the Brigham and Women’s Hospital, Boston and University of Florida, Gainesville. Dr. Ramos received a B.S. (summa cum laude) in Chemistry from Tufts University and an M.D. with Alpha Omega Alpha distinction from Tufts Medical School. She completed her residency in Internal Medicine at Tufts-New England Medical Center, Boston and her fellowship in Nephrology/Transplant Immunology at the Brigham and Women’s Hospital, Harvard Medical School, Boston.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

Board Leadership Structure

We separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the Company’s strategic direction and its day-to-day leadership and management, while the Chairman of the Board provides guidance to the Chief Executive Officer and sets the agenda for Company Board meetings and presides over meetings of the full Company Board. Because Dr. Carter, our Chairman of the Board, was an employee of the Company until his retirement in January 2009, he is not “independent” as defined under the NASDAQ Marketplace Rules. Consequently, Dr. Penhoet serves as “lead independent director” and presides at all executive sessions of “non-management” directors, as defined under the NASDAQ Marketplace Rules. Our Corporate Governance Guidelines set forth our policy that the Company Board holds an executive session at least twice a year.

The Board’s Role in Risk Oversight

The Company Board’s role in our risk oversight process includes receiving periodic reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, strategic and reputational risks. The full Board of Directors receives these reports to enable it to understand our risk identification, risk management and risk mitigation strategies. As part of its charter, the Audit Committee discusses our policies with respect to financial risk assessment and management.

Risk Considerations in Our Compensation Program

Our Compensation Committee has discussed the concept of risk as it relates to our compensation program, and does not believe that our compensation program encourages excessive or inappropriate risk taking for the following reasons:

•

We structure our pay to consist of both fixed and variable cash compensation, as well as equity incentives in the form of stock options that vest over a period of years. The fixed (or salary) portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. The variable (annual incentives in the form of cash bonus and long term incentives in the form of stock options) portions of compensation are designed to reward both short- and long-term corporate performance based on the achievement of a combination of corporate and, other than in the case of our Chief Executive Officer, individual goals. For long-term performance, our stock option awards generally vest over four years and are only valuable if our stock price increases over time. We feel that these variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce superior short- and long-term corporate results, while the fixed element is also of a sufficient level that the executives are not encouraged to take unnecessary or excessive risks in doing so.

•

Since we base annual and long-term incentive awards on a combination of corporate goals and individual goals or, in the case of our Chief Executive Officer, corporate goals only, payment of an award at the maximum level requires that our overall performance, including in areas outside of an individual executive’s area of control, be robust. We believe this requirement of overall good performance mitigates against an executive taking excessive risk in his or her area of control.

•

We cap the annual incentive award for an executive at a percentage of his or her annual salary and an executive’s long-term incentive award at a particular number of shares, which we believe also mitigates excessive risk taking. Even if we were to dramatically exceed an executive’s goal, bonus payouts are limited.

•

As is common in the industry, our sales representatives are eligible for a cash bonus based on their sales results. To receive such a bonus the sales representative must be in good standing with us and we reserve the right to reduce or withhold a bonus in the event that the sales representative failed to comply with our policies. By doing so, we believe that we mitigate the risk that a sales representative will fail to comply with our policies in order to achieve sales.

CORPORATE GOVERNANCE

Voting Agreement Regarding Directors

Four out of ten of our current directors were nominated pursuant to a Shareholders’ Agreement among the Company, Novo Nordisk, Warburg Pincus and certain other investors, effective as of November 10, 2000, as amended. Pursuant to the Shareholders’ Agreement, we nominate and Novo Nordisk will vote its Shares in favor of two directors designated by Warburg Pincus and certain of its affiliates as long as Warburg Pincus and these affiliates continue to hold at least 75% of the Shares issued to Warburg Pincus and these affiliates upon conversion of our Series B preferred stock at the time of our initial public offering, or one director if Warburg Pincus and these affiliates continue to hold at least 50% of these Shares. Similarly, we nominate and Warburg Pincus and certain of its affiliates will vote their Shares in favor of two directors designated by Novo Nordisk as long as Novo Nordisk, together with its affiliates, continues to hold at least 75% of the Shares held by Novo Nordisk and its affiliates as of November 10, 2000, together with those Shares issued upon conversion of our Series A preferred stock at the time of our initial public offering, or one director if Novo Nordisk continues to hold at least 50% of these Shares. The directors designated by Warburg Pincus and its affiliates are Dr. Hirsh and Mr. Leff, and the directors designated by Novo Nordisk are Messrs. Nielsen and Jørgensen. Lars Rebien Sørensen, who resigned as a director in March 2010, had been designated by Novo Nordisk.

Information on Director Independence, Committees of the Board of Directors and Meetings

The Board of Directors met 13 times in 2009. For a portion of two of these meetings, the non-independent directors were excused, leaving the independent directors to meet in executive session. With the exception of Mr. Sørensen, each of our directors attended at least 75% of the Company Board meetings and the meetings of the committees on which he or she served. Other than Dr. Carter, who served as our Chief Executive Officer until January 2009, Dr. Williams, who has served as our Chief Executive Officer since January 2009, and Mr. Jørgensen, the Company Board has determined that all of our current directors are “independent,” as such term is defined in the NASDAQ Marketplace Rules. Dr. Penhoet is our lead independent director. His duties include chairing executive sessions of the Company Board’s independent directors and discussing with the Chairman of the Board of Directors the functioning of the Company Board and agenda items for meetings of the Company Board.

The Board of Directors has a Compensation Committee, an Audit Committee and a Nominating and Corporate Governance Committee.

Compensation Committee. The Compensation Committee is responsible for approving and evaluating policies regarding executive compensation programs and practices, including reviewing and approving the compensation of our executive officers, carrying out duties under our incentive compensation plans and other plans as may be assigned to the Compensation Committee by the Board of Directors and performing other duties specified in its written committee charter. As it deems appropriate, the Compensation Committee may retain independent counsel, accounting and other professionals to assist the committee and may form and delegate authority to subcommittees or designated members of the Board of Directors or Company officers. The committee charter is posted on our website at www.zymogenetics.com. The current members of the Compensation Committee are Edward E. Penhoet, Ph.D. (Chairman), James A. Harper and A. Bruce Montgomery, M.D., who are all independent in accordance with the NASDAQ Marketplace Rules. The members of the Compensation Committee in 2009 were Edward E. Penhoet, Ph.D. (Chairman), James A. Harper and Jonathan S. Leff. The Compensation Committee met ten times in 2009. The role compensation consultants and management played in determining and recommending executive compensation is discussed below under the heading “Executive Compensation — Compensation Discussion and Analysis — Determining Executive Compensation.”

Audit Committee. The Audit Committee selects and oversees our independent auditors, reviews the scope and results of audits, submits appropriate recommendations to the Board of Directors regarding audits, reviews our systems of internal control over financial reporting, reviews filings with the SEC and other public documents containing our financial statements, and performs other duties specified in its written committee charter, which is posted on our website at www.zymogenetics.com. The current members of the Audit Committee are Kurt Anker Nielsen (Chairman), James A. Harper and David H. MacCallum, who are all independent in accordance with the applicable rules promulgated by the SEC and the NASDAQ Marketplace Rules. Kurt Anker Nielsen (Chairman), James A. Harper and David H. MacCallum were also members of the Audit Committee in 2009. The Board of Directors has determined that Mr. Nielsen is an “audit committee financial expert” as defined by the SEC rules. The Audit Committee met eight times in 2009.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, following consultation with other members of the Board of Directors, makes recommendations to the full Company Board concerning the size and composition of the Board of Directors, evaluates the qualifications of prospective candidates to fill vacancies on the Board of Directors and makes recommendations as to particular nominees. The committee considers, in making its recommendations, candidates proposed by the Chief Executive Officer and, within the bounds of practicality or as required by law, by any other senior executive officer, any director or any shareholder of the Company. In addition, the committee develops and recommends to the Board of Directors corporate governance principles and policies, including corporate governance guidelines, and monitors compliance with such principles and policies. The committee is also responsible for performing other related duties as set forth in its written charter, which is posted on our website at www.zymogenetics.com. The current members of the committee are A. Bruce Montgomery, M.D. (Chairman), Jonathan S. Leff and Kurt Anker Nielsen, who are all independent in accordance with the NASDAQ Marketplace Rules. The members of the Nominating and Corporate Governance Committee in 2009 were Kurt Anker Nielsen (Chairman), Jonathan S. Leff and David H. MacCallum. The Nominating and Corporate Governance Committee met three times in 2009.

Shareholders may recommend director nominees to the Nominating and Corporate Governance Committee by writing to the Secretary of the Company at our executive offices and including the information required by Section 3.3 of our Bylaws in such communication.

A total of seven directors and director nominees attended the 2009 annual meeting of shareholders, including three of the nominees for election. Although it is our policy that the directors nominated for election at the annual meeting attend the annual meeting, Mr. Nielsen was unable to attend the 2009 annual meeting.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee serves, or formerly has served, as an officer or employee of the Company. None of our executive officers serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of our Compensation Committee or Board of Directors.

Shareholder Communications With the Board of Directors

The Board of Directors provides a process for shareholders to send communications to the Company Board or any of the directors. Shareholders may send written communications to the Board of Directors or any individual director c/o the Secretary, ZymoGenetics, Inc., 1201 Eastlake Avenue East, Seattle, Washington 98102. All communications are compiled by the Secretary of the Company and submitted to the Board of Directors or the individual directors on a periodic basis.

Code of Ethics

The Company has adopted a code of ethics applicable to its Chief Executive Officer, Chief Financial Officer and persons performing similar functions. A copy of the code of ethics is available on our website at www.zymogenetics.com.

Criteria and Diversity

In considering whether to recommend any candidate for inclusion in the Company Board’s slate of recommended director nominees, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee is charged with developing and applying criteria relating to experience, judgment, skills, diversity, age and service on other boards. The committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. With regard to diversity criterion, the committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation or disability.

CERTAIN TRANSACTIONS

Transactions With Related Persons

Novo Nordisk

Lars Rebien Sørensen, a former director, is President and Chief Executive Officer of Novo Nordisk. Lars Fruergaard Jørgensen, one of our directors, is a Senior Vice President of Novo Nordisk. Novo A/S is the controlling shareholder of Novo Nordisk. Novo Nordisk and Novo A/S held, in the aggregate, approximately 26.6% of our Shares on August 31, 2010.

The following agreements in which Novo Nordisk entities have a material interest were in place in the fiscal year ended December 31, 2009:

IL-21 mAb License Agreement. As a result of a series of agreements, we have worldwide development and commercialization rights for products based on our intellectual property to interleukin-21 (“IL-21”) protein and Novo Nordisk has development and commercialization rights for products based on our intellectual property to other embodiments of IL-21, including antibodies to IL-21. In connection with this agreement, the Company is eligible to receive milestone payments based on the achievement of development milestones and royalties on sales of any resulting products. In connection with this agreement, Novo Nordisk paid the Company $24.0 million in the year ended December 31, 2009.

Under a related license and transfer agreement, we received an exclusive license outside North America to the intellectual property rights that Novo Nordisk developed relating to the IL-21 protein, and are obligated to make milestone payments based on approval and sales and pay single-digit royalties on sales of any resulting products outside North America. In addition, we will pay Novo Nordisk a portion of any third-party license fees above a specified threshold.

IL-20 License Agreements. Effective as of September 21, 2001, we entered into an agreement under which we granted to Novo Nordisk an exclusive license outside of North America to our patents and know-how related to interleukin-20 (“IL-20”). In addition, effective as of January 1, 2004, we entered into a comparable agreement in North America. In connection with these agreements, we are eligible to receive milestone payments based on the achievement of development milestones and royalties on sales of any resulting products. In connection with these agreements, Novo Nordisk paid us $3.5 million in the year ended December 31, 2009.

Recombinant Factor XIII License Agreement. We entered into an agreement with Novo Nordisk and Novo Nordisk Health Care AG, effective as of October 4, 2004, as amended as of December 7, 2007, under which we granted an exclusive worldwide license to our patents and know-how related to recombinant Factor XIII. We also transferred a significant body of information, experimental results, manufacturing methods and materials under this agreement. In connection with this agreement, Novo Nordisk paid us $2.3 million in the year ended December 31, 2009. We are eligible to receive additional milestone payments under this agreement based on the achievement of development milestones and royalties on sales of any resulting products.

Platelet-Derived Growth Factor Royalty Agreement. Effective as of January 1, 2000, Novo Nordisk assigned to us its rights to receive royalties under a license agreement relating to platelet-derived growth factor with Johnson & Johnson and Chiron Corporation, originally dated as of January 18, 1994. In connection with this agreement, we recorded royalty revenues of approximately $0.6 million for the year ended December 31, 2009.

Deerfield Funds

Deerfield Capital, L.P., together with its affiliates, including the Deerfield Funds (as defined below), beneficially owned, in the aggregate, approximately 6.0% of our Shares, which percentage includes warrants exercisable for 1.5 million Shares, on August 31, 2010.

On June 26, 2008, we entered into a $100 million funding arrangement with Deerfield Private Design Fund, L.P., a Delaware limited partnership, and Deerfield Private Design International, L.P., a British Virgin Islands limited partnership (collectively, the “Deerfield Funds”). As part of this funding arrangement, we and the Deerfield Funds entered into the following agreements, and, in November 2008, we borrowed $25 million. No further draws on the remaining $75 million available for borrowing under the facility were taken prior to expiration of the facility in February 2010.

Facility Agreement. Under the Facility Agreement, the Deerfield Funds committed to loan us up to $100 million in up to four $25 million funding tranches. The funding tranches could be drawn under the facility prior to January 27, 2010. In December 2009, we amended the Facility Agreement to extend the date for repayments and, provided certain additional requirements were met, to allow draws during the period January 27, 2010 through February 10, 2010. Interest on the outstanding balance accrues at a rate of 4.9% per annum, compounded quarterly, which rate increases to 6.9% per annum in the event that our cash and cash equivalents are less than $50 million as of the last day of the immediately preceding fiscal quarter or, if applicable, pursuant to the Royalty Agreement as described below. The outstanding principal balance and all accrued interest must be repaid no later than June 26, 2014, and may be prepaid at any time, at our option, without any premium or penalty; provided that payment may be accelerated in certain circumstances, including, but not limited to, an event of default, a change-of-control or sale of a significant amount of our assets. As of December 31, 2009, interest of $1.5 million had accrued.

Royalty Agreement. Under the Royalty Agreement, we pay the Deerfield Funds a royalty on net sales of RECOTHROM® recombinant thrombin (“RECOTHROM®”) in the United States equal to 2% of those net sales for each $25 million funding tranche drawn under the facility. Cumulative royalty payments are capped at an amount ranging from $18.75 million to $45 million depending on the amount drawn under the facility, with the royalty obligation beginning when the first funding tranche is drawn and ending when the entire outstanding balance has been repaid. We paid Deerfield Funds $0.5 million under the Royalty Agreement during 2009. In addition, the Royalty Agreement provides that in certain instances if our manufacture or sales of RECOTHROM® is affected due to the infringement of a third party’s intellectual property rights that results in a material reduction in net sales of RECOTHROM® in the United States, the Deerfield Funds have the right to terminate the Royalty Agreement and increase the interest rate under the Facility Agreement to 9.75% per annum (or 11.75% in the event that our cash and cash equivalents are less than $50 million as of the last day of the immediately preceding fiscal quarter).

Warrants. Under the Facility Agreement, we were required to issue warrants to the Deerfield Funds in connection with each draw, up to an aggregate 4.5 million Shares. A warrant for 1.5 million Shares at an exercise price of $10.34 per share and a six-year term was issued in November 2008 in connection with the first $25 million draw. The warrant must be exercised on a cashless basis using a formula based on the average selling price of the Shares over a ten-day period prior to exercise. In addition, the ultimate number of Shares to be issued under the terms of the warrant and the warrant’s exercise price is subject to certain adjustments as set forth in the warrant, including the potential requirement to issue Shares if we fail to comply with certain terms of the warrant. The warrant also provides that we may be required, at the holder’s option, to redeem the warrant in certain circumstances, including, but not limited to, an event of default, a change-of-control or sale of a significant amount of our assets. In a redemption, the value of the warrant would be calculated based on a Black Scholes formula.

Registration Rights Agreement. Under the Registration Rights Agreement, we agreed to file and maintain the effectiveness of one or more shelf registration statements to provide certain piggyback registration rights with respect to the Shares issuable under the warrants. We agreed to, among other things, file a registration statement with the SEC on or prior to 30 days from the date of each issuance of warrants in order to register the resale of the Shares issuable on the exercise of the applicable warrants, the first of which registration statement was filed in December 2008 following our first $25 million draw. The Registration Rights Agreement provides filing-related and other covenants customary for agreements of this type.

Procedures Regarding Transactions With Related Persons

Our practice regarding transactions with related persons is to require the prior approval by the Board of Directors of any transaction or series of transactions in which we participate and any related person has a material interest. Related persons would include a member of the Company Board and executive officers and their immediate family members, as well as certain affiliates of those persons. It would also include persons controlling over 5% of our outstanding Shares. Currently, Novo Nordisk, Warburg Pincus, BB Biotech AG and Deerfield Capital, L.P. each beneficially owns over 5% of our outstanding Shares.

Under our written policy on conflicts of interest, all of our directors, executive officers and employees have a duty to report to the appropriate level of management potential conflicts of interests, including transactions with related persons.

Once a related-person transaction has been identified, the Company Board will review all of the relevant facts and circumstances and approve or disapprove of the entry into the transaction. The Board of Directors will take into account, among other factors, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. If a transaction relates to a director, that director will not participate in the Company Board’s deliberations.

Our practice regarding transactions with related persons is evidenced by the minutes of meetings of the Board of Directors at which the transactions disclosed above under the heading “Transactions With Related Persons” were discussed and approved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater-than-10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

We believe that during 2009, our officers, directors and greater-than-10% beneficial owners complied with all filing requirements required by Section 16(a) applicable to such persons. Our belief is based solely on our review of the copies of such forms we received, or written representations from certain reporting persons that no forms were required for those persons.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of August 31, 2010 certain information regarding the beneficial ownership of our common stock by:

•	each person known by the Company to beneficially own 5% or more of our common stock;

•	each director and director nominee of the Company;

•	each executive officer for whom compensation information is given in the Summary Compensation Table in this Information Statement; and

•	all directors and executive officers of the Company as a group.

Name and Address	Outstanding Shares Beneficially Owned (1)	Percent of Class (2)
Novo Nordisk A/S(3) Novo Alle DK-2880Bagsvaerd Denmark	23,009,861	26.6%

Warburg, Pincus, Equity Partners, L.P.(4) 450 Lexington Avenue New York, NY 10017	9,387,559	10.8

BB Biotech AG(5) Vodergasse 3 Switzerland Schaffhausen V8 CH-8300	7,000,000	8.1

Deerfield Capital, L.P.(6) 780 Third Avenue, 37th Floor New York, NY 10017	5,175,641	6.0

Bruce L.A. Carter, Ph.D.(7)	1,768,688	2.0
James A. Harper(8)	75,000	*
David I. Hirsh, Ph.D.(9)	107,555	*
Lars Fruergaard Jørgensen(10)	23,009,861	26.6
Jonathan S. Leff(11)	9,466,214	10.9
David H. MacCallum(12)	73,500	*
A. Bruce Montgomery, M.D.	—	*
Kurt Anker Nielsen(13)	81,655	*
Edward E. Penhoet, Ph.D.(14)	222,655	*
Douglas E. Williams, Ph.D.(15)	292,662	*
Heather L. Franklin(16)	120,386	*
James A. Johnson(17)	334,248	*
Eleanor L. Ramos, M.D.(18)	44,926	*
Stephen Zaruby(19)	162,500	*
Directors and executive officers as a group (14 persons):	35,759,850	41.3

*	Less than 1% of the outstanding Shares.

(1)	Beneficial ownership is determined in accordance with rules of the SEC and includes Shares over which the indicated beneficial owner exercises voting and/or investment power. Shares subject to stock options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the stock options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Based on a total of 86,584,072 Shares outstanding as of August 31, 2010.
(3)	The information provided in this footnote is based on information contained in a Schedule 13G filed with the SEC on January 8, 2010 by Novo Nordisk. Pursuant to the filing, Novo Nordisk reports that it has sole voting and dispositive power with respect to 22,143,320 Shares and that Novo A/S, its parent holding company, holds 866,541 Shares.
(4)	The information provided in this footnote is based on information contained in a Schedule 13D filed with the SEC on March 11, 2008 by a “group” (as such term is defined within the meaning of Rule 13d-1 of the Exchange Act) consisting of: Warburg Pincus, Warburg Pincus & Co. (“WP”), Warburg Pincus LLC (“WP LLC”), Warburg Pincus Partners, LLC (“WPP LLC”), Charles R. Kaye (“Kaye”), and Joseph P. Landy (“Landy” and collectively with the other members of this “group”, the “Warburg Pincus Entities”). Warburg Pincus, WP, WP LLC, WPP LLC, Kaye and Landy have shared voting and dispositive power with respect to the referenced Shares. Each of Warburg Pincus, WP LLC, WPP LLC, Kaye and Landy disclaims beneficial ownership of the referenced Shares, except to the extent of any indirect pecuniary interest therein.
(5)	The information provided in this footnote is based on information contained in a Schedule 13F filed with the SEC on August 4, 2010 by BB Biotech AG (“BBB”) and Biotech Target N.V. (“BT”). BBB and BT have shared voting and dispositive power with respect to the referenced Shares, as described in the Schedule 13F.
(6)	The information provided in this footnote is based on information contained in a Schedule 13F filed with the SEC on August 11, 2010 (the “Schedule 13F”) by Deerfield Management Company, L.P. (“DMC”) and a Schedule 13G, as amended, filed with the SEC on February 12, 2010 (the “Schedule 13G”) by James E. Flynn (“Flynn”), Deerfield Capital, L.P. (“DC”), Deerfield Partners, L.P. (“DP”), DMC, Deerfield International Limited (“DIL”), Deerfield Private Design Fund, L.P. (“DPDF”), and Deerfield Private Design International, L.P. (“DPDI”). Pursuant to the Schedule 13F, the amount of Shares over which DMC had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of is 3,675,641; in addition, the Schedule 13G reports that Flynn had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of warrants held by DPDF and DPDI to purchase up to an aggregate of 1,500,000 Shares. Additionally, pursuant to the Schedule 13G, DC reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 2,918,917 Shares (including warrants held by DPDF and DPDI to purchase up to an aggregate of 1,500,000 Shares). Pursuant to the Schedule 13G, DP reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 1,418,917 Shares. Pursuant to the Schedule 13G, DMC reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 1,991,919 Shares. Pursuant to the Schedule 13G, DIL reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 1,991,919 Shares. Pursuant to the 13G filing, DPDF reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 574,500 Shares (consisting of warrants held by DPDF to purchase up to an aggregate of 574,500 Shares). Pursuant to the 13G filing, DPDI reports that it had shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of 925,500 Shares (consisting of warrants held by DPDI to purchase up to an aggregate of 925,500 Shares). The provisions of the DPDF and DPDI warrants beneficially owned by the reporting persons as referenced above restrict the exercise of such warrants to the extent that, upon such exercise, the number of Shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” under the Exchange Act would exceed 9.98% of the total number of Shares of the Company then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of Shares reported above, each of the applicable reporting persons referenced in this footnote 6 disclaims beneficial ownership of the Shares underlying such warrants to the extent beneficial ownership of such Shares would cause all reporting persons of such a group, in the aggregate, to exceed the Ownership Cap.
(7)	The amount shown includes 1,184,539 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(8)	The amount shown includes 71,000 Shares subject to stock options exercisable within 60 days of August 31, 2010.

(9)	David I. Hirsh, Ph.D., is a director designee of the Warburg Pincus Entities. The amount shown includes 78,655 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(10)	Lars Fruergaard Jørgensen is a director designee of Novo Nordisk, is the Senior Vice President, Information Technology and Corporate Development of Novo Nordisk and may be deemed to have shared voting and investment power with respect to the Shares held by Novo Nordisk. Mr. Jørgensen disclaims beneficial ownership of the Shares held by Novo Nordisk.
(11)	Jonathan S. Leff is a director designee of the Warburg Pincus Entities, a General Partner of WP and a Managing Director and Member of WP LLC. Due to his relationship with the Warburg Pincus Entities, Mr. Leff may be deemed to beneficially own the 9,387,559 Shares that are held by the Warburg Pincus Entities. Mr. Leff disclaims beneficial ownership of the Shares held by the Warburg Pincus Entities, except to the extent of any indirect pecuniary interest therein. The amount shown also includes 78,655 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(12)	The amount shown includes 63,500 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(13)	Kurt Anker Nielsen is a director designee of Novo Nordisk. The amount shown includes 78,655 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(14)	The amount shown represents 150,655 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(15)	The amount shown includes 288,062 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(16)	The amount shown includes 115,286 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(17)	The amount shown includes 308,229 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(18)	The amount shown includes 41,327 Shares subject to stock options exercisable within 60 days of August 31, 2010.
(19)	The amount shown represents 162,500 Shares subject to stock options exercisable within 60 days of August 31, 2010.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of our executive compensation program and describes the compensation earned in 2009 by each of the named executive officers identified in the Summary Compensation Table below.

Compensation Discussion and Analysis

Objectives and Components

The objectives of our executive compensation program are to:

•	attract qualified, experienced executive personnel capable of achieving the Company’s business objectives;

•	retain and motivate executives to achieve superior performance;

•	link individual compensation to individual and company performance; and

•	align executives’ financial interests with those of our shareholders.

The components of our executive compensation program are:

•	base salaries;

•	annual incentives in the form of cash bonuses; and

•	long-term incentives in the form of stock option grants.

Total Compensation

Our executive compensation program has been designed to encourage and reward performance that we believe will increase our intrinsic value over the long term. Until the launch of RECOTHROM® in early 2008, we had no product sales and our commercial operations were limited. Accordingly, advancement of our product development programs toward approval by the United States Food and Drug Administration (the “FDA”) and commercialization had represented the best way to build value for shareholders. With sales of RECOTHROM® becoming important to our performance in 2008 and 2009, we have increased the emphasis on commercial accomplishments, such as achieving our sales budget.

We have included three components in our compensation structure, namely, base salaries, cash bonuses and stock option grants, to compete with other companies in our industry. We would be unusual were we not to offer all three of these components. Not only are these components important for recruiting executives, they are also important for retaining them.

We have never viewed the total value of the three components as the appropriate amount for benchmarking with other companies. For companies like ours, without an established, profitable commercial business, stock options are highly speculative. Unless we are able to gain approval for additional products and ultimately generate significant sales and potential profits, these stock options are unlikely to have substantial value over the long term. We believe that stock options must be viewed and benchmarked independently from the two cash compensation components. Accordingly, we make no decisions regarding allocation of total compensation between cash and non-cash components; we benchmark each separately and set each at levels we believe will be competitive to our peer group of companies.

Determining Executive Compensation

The Compensation Committee of the Board of Directors is responsible for implementing our executive pay philosophy, evaluating compensation against the market and our pay philosophy, and approving the material terms of executive compensation arrangements. The Compensation Committee evaluates the performance of our Chief Executive Officer and determines his compensation based on this evaluation. Douglas E. Williams, Ph.D., has been our Chief Executive Officer since the retirement of Bruce L. A. Carter, Ph.D., in January 2009.

With respect to the other named executive officers, the Compensation Committee considers our Chief Executive Officer’s input as to performance evaluations and recommended compensation arrangements. The Chief Executive Officer’s recommendations on executive officer compensation are subject to final approval of the Compensation Committee.

Management and the Compensation Committee rely on outside advisors to ascertain competitive pay levels, evaluate pay program design, and assess emerging trends in executive and equity compensation. Generally, the Compensation Committee retains an independent consultant to perform such an assessment every two years. During 2007, the Compensation Committee engaged Radford Surveys + Consulting (“Radford”), as described below under the heading “Benchmarking.”

Benchmarking

In setting 2009 executive compensation levels, we relied on compensation statistics from various sources, including the 2007 edition of the Radford Global Life Sciences Survey.

In 2007, the Compensation Committee retained Radford to review our executive compensation program. In completing their 2007 review, Radford reviewed executive compensation data gathered from the most recent proxy statements of 22 U.S.-based biotechnology companies having the following characteristics:

•	Either in late-stage clinical trials or the earlier stages of product launch (i.e., product revenues of less than $200 million);

•	Market capitalization between $500 million and $2 billion; and

•	Between 200 and 800 employees.

The 22 companies in the peer group were:

Alexion Pharmaceuticals Inc.	Exelixis Inc.	Progenics Pharmaceuticals Inc.

Arena Pharmaceuticals Inc.	GTx, Inc.	Regeneron Pharmaceuticals Inc.

Array Biopharma Inc.	Human Genome Sciences Inc.	Savient Pharmaceuticals Inc.

Auxilium Pharmaceuticals Inc.	InterMune Inc.	Theravance Inc.

BioMarin Pharmaceutical Inc.	MannKind Corporation	United Therapeutics Corporation

Cubist Pharmaceuticals, Inc.	Medarex Inc.	ViroPharma Incorporated

CV Therapeutics, Inc.	Myriad Genetics Inc.	Xenoport, Inc.

Onyx Pharmaceuticals Inc.

The Compensation Committee used Radford’s findings as a component in establishing executive compensation levels in 2009. At the conclusion of their 2007 review, Radford made three principal recommendations in connection with executive compensation, namely, the target level for annual incentive awards, the target level for long-term incentive awards and the introduction of restricted stock grants as a part of our executive compensation program. The Compensation Committee adopted the first two recommendations of Radford but not the third.

Base Salaries

We seek to establish base salaries that are competitive with salaries paid by other biotechnology companies of comparable size with similar business objectives. We believe that we compete with these companies for qualified executives.

We base a named executive officer’s salary on:

•	an evaluation of salaries of individuals in similar positions in the biotechnology industry; and

•	an evaluation of the executive’s experience, scope of responsibilities and performance in achieving specific objectives.

We conduct these evaluations sequentially. First, we establish a salary range for each named executive officer having a midpoint approximating the median base salary level for comparable positions within the biotechnology industry and a range from 37.5% below to 37.5% above the midpoint. The midpoint is determined annually using the benchmarking described above under the heading “Benchmarking.” Secondly, we fix each named executive officer’s actual base salary within the range based on his or her experience, scope of responsibilities and performance in achieving specific objectives. Each of these evaluations is performed annually for each named executive officer.

For 2009 salaries, annual base salary reviews for all our named executive officers other than our Chief Executive Officer, Dr. Williams, were conducted in conjunction with our company-wide performance management process. In light of the economic conditions prevailing at the time, the base salaries for executive officers were not increased for 2009 except for Dr. Williams in connection with his promotion to Chief Executive Officer in January 2009.

The base salary for each named executive officer identified in the Summary Compensation Table is subject to a minimum amount pursuant to an employment agreement. These minimum amounts are: for Dr. Williams, $550,000; for Mr. Zaruby $400,000; for Mr. Johnson, $369,200; for Ms. Franklin, $275,000; and for Dr. Ramos, $350,000.

Corporate and Individual Goals

We seek to structure incentive awards to encourage named executive officers to focus on achieving important near-term business objectives, which are comprised of both corporate and individual goals. Named executive officers are eligible for annual incentive awards, paid in the form of a cash bonus, and long-term incentive awards, paid in the form of stock options, based on the accomplishment of corporate goals, individual goals and important unanticipated contributions to our performance for the year. As part of the process of establishing our operating plan for the coming year, executive management identifies the goals most important to building our value and advancing our long-term business objectives. These corporate goals are then submitted to the Board of Directors for approval with regard to corporate strategy, and separately to the Compensation Committee for approval as the basis for incentive compensation. A named executive officer’s individual goals are supportive of the corporate goals and are developed in an iterative process of discussion between the named executive officer and our Chief Executive Officer.

For 2009, our corporate goals covered the following specific accomplishments and were given the following weights:

•	RECOTHROM® (35% weight) — executive plan to achieve sales budget; support Bayer in pursuing ex-U.S. regulatory approvals; and establish long-term surgical portfolio strategy.

•

Business development, alliance management and financial (30% weight) — establish effective structures to facilitate all necessary technology transfer, development and commercial plans and governance requirements for the PEG-interferon lambda collaboration; conduct IL-21 protein partnering process to reach term sheet stage; complete one or more partnership transactions related to preclinical programs; and end the year with more than two years of funding.

•

PEG-interferon-lambda (25% weight) — complete Phase 1b study in hepatitis C virus patients and supporting toxicology work for Phase 2 initiation; and initiate the first Phase 2 study to support registration program.

•	IL-21 (5% weight) — complete Phase 2 renal cell carcinoma study in combination with Nexavar® and complete enrollment of Phase 2 metastatic melanoma single-agent study.

•

Research (5% weight) — conduct toxicology studies for IL-21 mAb and manufacture IL-21 mAb clinical trial material to support Investigational New Drug application submission; and advance three designated molecules to lead development go/no go decision stage.

Our Compensation Committee determined that we met or partially met all of our corporate goals in 2009. In addition, we made several major accomplishments that were not anticipated at the start of 2009, including successfully concluding a restructuring that eliminated $40 million from our expense base, redefining our strategic focus, renegotiating our relationship with Bayer Schering Pharma A.G., entering into an IL-21 mAb-related transaction with Novo Nordisk and successfully positioning ourselves for an equity offering in the first week of 2010. Taking into consideration these unanticipated accomplishments and the prevailing economic conditions, the Compensation Committee concluded that our 2009 corporate performance was significantly above expectations and that the level of achievement of our corporate goals was 115%.

Within each named executive officer’s individual goals there is generally a range of difficulty such that there is a reasonable expectation that certain goals will be achieved while other goals will depend on superior or exceptional performance. Our Chief Executive Officer reports to the Compensation Committee regarding the performance of each named executive officer toward achievement of his or her individual goals. At the same time, the Compensation Committee assesses the achievement of corporate goals. Based on these evaluations, the Compensation Committee determines and approves the incentive amounts to be paid to each named executive officer. For 2009, the individual performance goals for our named executive officers covered the following specific accomplishments:

Stephen W. Zaruby

Mr. Zaruby’s individual goals were:

•	Establishing a long-term surgical portfolio strategy;

•	Executing a plan to achieve established sales budget for RECOTHROM®;

•	Managing our relationship with Bayer, including providing support for regulatory filings;

•	Maintaining positive investor interactions relating to RECOTHROM® and other aspects of our business; and

•	Ensuring effective collaboration with Bristol-Myers Squibb, as one of our representatives on the joint steering committee.

Mr. Zaruby’s level of achievement was determined to be 105%. In determining that Mr. Zaruby had exceeded his individual goals the Compensation Committee considered the measurable improvement in the performance of RECOTHROM® that occurred shortly after Mr. Zaruby assumed responsibility for the brand.

James A. Johnson

Mr. Johnson’s individual goals were:

•	Supporting corporate restructuring efforts through reallocation of workloads, consolidation of space utilization and reductions to information technology overhead;

•	Managing operations to end the year with sufficient cash and cash equivalents to fund our operations for at least two years;

•

Ensuring effective collaboration with Bristol-Myers Squibb, including planning, budgeting, forecasting, time reporting and general management as one of our representatives on the joint steering committee;

•	Developing and implementing a revised strategic and tactical plan for corporate communications;

•	Completing an updated enterprise risk management assessment;

•	Coordinating improvements to our internal financial reporting process; and

•	Controlling actual expenses and capital costs within established budgets.

Mr. Johnson’s level of achievement was determined to be 115%. In determining that Mr. Johnson had exceeded his individual goals the Compensation Committee considered his success in raising the profile of PEG-interferon lambda within the investment community and the high quality of the financial analyses that informed our strategic business review.

Heather L. Franklin

Ms. Franklin’s individual goals were:

•	Providing leadership during the strategic business review, including supporting the development of the long-term surgical portfolio strategy;

•	Integrating alliance and portfolio management and ensuring an effective interface with all parts of the organization;

•	Conducting an IL-21 partnering process to reach the term sheet stage; and

•

Establishing effective structures to facilitate all necessary technology transfer, development and commercial plans and governance requirements for the PEG-interferon lambda collaboration with Bristol-Myers Squibb.

Ms. Franklin’s level of achievement was determined to be 125%. In determining that Ms. Franklin had exceeded her individual goals the Compensation Committee considered the importance of the Bristol-Myers Squibb transaction consummated early in the year, the significant strategic and revenue generating transaction relating to IL-21 mAb, the successful restructuring of the Bayer relationship relating to RECOTHROM® and that Ms. Franklin was a strong proponent of the structural and strategic changes we implemented during 2009 and, as such, made a significant contribution to the successful implementation of these changes.

Eleanor L. Ramos

Dr. Ramos’ individual goals were:

•

With regard to PEG-interferon lambda facilitating the completion of the Phase lb study in hepatitis C virus patients and the timely initiation of the Phase 2 study, and ensuring effective collaboration with Bristol-Myers Squibb, as one of our representatives on the joint steering committee;

•	With regard to IL-21, completing the Phase 2 renal cell carcinoma study and completing enrollment of the Phase 2a metastatic melanoma study; and

•	Maintaining positive investor interactions relating to our clinical development programs.

Dr. Ramos’ level of achievement was determined to be 105%. In determining that Dr. Ramos had exceeded her individual goals the Compensation Committee considered the timely performance of our clinical organization and the resulting maintenance of credibility with our partners despite significant structural and personnel changes.

Annual Incentives

With regard to Dr. Williams, our Chief Executive Officer in 2009, 100% of his annual incentive award is based on actual company achievement of these corporate performance goals. With regard to each other named executive officer, 60% of his or her annual incentive award is based on actual company achievement of the corporate performance goals and the remaining 40% is based on actual individual achievement of their individual performance goals. This 60/40 (corporate/individual) formula reflects the Compensation Committee’s view that for annual incentive awards to be made at the target level both the Company and the named executive officer must be performing well.

The Compensation Committee established the following payout ranges for 2009 annual incentive awards based on base salaries in effect as of the end of that year, as adjusted on February 1, 2009:

	Percentage of Base Salary
Name	Target	Maximum
Chief Executive Officer (Dr. Williams)	50%	75%
President (Mr. Zaruby)	50%	75%
Executive Vice President (Mr. Johnson)	40%	55%
Senior Vice President (Ms. Franklin and Dr. Ramos)	35%	50%

In determining the foregoing payout ranges, the Compensation Committee reviewed data from 22 similarly sized U.S. biotechnology companies (as reported in their proxy statements) and performed the other benchmarking described above under the heading “Benchmarking.” The survey data provided by Radford showed average annual incentive awards as a percentage of base salary as follows: Chief Executive Officer, 61%; President, 36%; Chief Scientific Officer, 49%; Chief Financial Officer, 36%; Chief Medical Officer, 40%; and Top Sales Executive, 47%.

Based on the Compensation Committee’s assessment of our company performance compared to corporate goals and, other than for our Chief Executive Officer, each named executive officer’s performance compared to individual goals, a percentage of overall target level is determined using the 60/40 formula described above. One hundred percent of the target level for corporate goals is awarded in cases where we met all of our goals and 100% of the target level for individual goals is awarded in cases where the executive has met all of his or her individual goals. Target levels may be exceeded to reward exceptional performance beyond expectations at the corporate or individual level. If goals are not achieved at the corporate or individual level, a percentage below 100% of target is awarded at the relevant level. A named executive officer might not receive any annual incentive award because there is no guaranteed minimum annual incentive award. Notwithstanding the forgoing, the Compensation Committee retains a general discretion to make an award of more or less than that determined by the 60/40 formula described above to take account of unforeseen or special circumstances.

For 2009, annual incentive awards were paid to the named executive officers in early 2010 based on the percentages of target amount set forth in the table below.

Name	Percentage of Corporate Goals Achieved	Percentage of Individual Goals Achieved	Overall Percentage of Target Amount (1)
Douglas E. Williams, Ph.D.	115%	Not Applicable	115%
Bruce L.A. Carter, Ph.D. (2)	Not Applicable	Not Applicable	Not Applicable
Stephen W. Zaruby	115%	105%	111%
James A. Johnson	115%	115%	115%
Heather L. Franklin	115%	125%	119%
Eleanor L. Ramos, M.D.	115%	105%	111%

(1)	In determining the overall percentage of target amount, corporate goals bear a weight of, in the case of Dr. Williams, 100% and, in the case of the other named executive officers, 60%, and individual goals bear a weight of, in the case of Dr. Williams, 0% and, in the case of the other named executive officers, 40%.
(2)	Due to his retirement in January 2009, Dr. Carter was not awarded an annual incentive.

The actual amount of annual incentive awards payable to each named executive officer for 2009 are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Long-Term Incentives

Long-term incentive awards, which consist of stock option grants, are a fundamental element in our executive compensation program. We believe that stock options are an effective way to emphasize long-term company performance, and reward named executive officers for the creation of value on the same basis as our shareholders.

A named executive officer typically receives a sizeable stock option grant when he or she joins us or receives a significant promotion. In determining the size of an initial option grant, level of responsibility and competitive factors are considered using the benchmarking described above under the heading “Benchmarking.”

Named executive officers also are eligible for annual stock option grants based on the achievement of the same individual and corporate goals that form the basis for the annual cash incentives. As with annual incentives, the long-term incentive award to our Chief Executive Officer is based entirely on actual company achievement of corporate performance goals. For the other named executive officers, 20% of the long-term incentive award is determined based on actual company achievement of corporate performance goals and the remaining 80% is based on actual achievement of individual performance goals related to his or her area of responsibility. This 20/80 (corporate/individual) formula reflects the Compensation Committee’s view that individual performance is more significant in determining the size of a long-term incentive award because company performance, reflected through stock performance, is already factored into such an award by its nature. The Compensation Committee established the following ranges for annual stock option grants for 2009, which are set forth in the Grants of Plan-Based Awards table below:

	Number of Shares Granted
Name	Target	Maximum
Chief Executive Officer (Dr. Williams and Dr. Carter)	150,000	225,000
President (Mr. Zaruby)	100,000	150,000
Executive Vice President (Mr. Johnson)	60,000	80,000
Senior Vice President (Ms. Franklin and Dr. Ramos)	45,000	60,000

In determining the foregoing ranges, the Compensation Committee reviewed data from 22 similarly sized U.S. biotechnology companies (as reported in proxy statements) as described above under the heading “Benchmarking” and considered the foregoing ranges to be competitive.

A percentage of target level is determined for each named executive officer based on the Compensation Committee’s assessment of our overall performance and, other than for our Chief Executive Officer, each named executive officer’s individual performance compared to individual goals. One hundred percent of the target level for corporate goals is awarded in cases where we met all goals and 100% of the target level for individual goals is awarded in cases where the executive met all his or her individual goals. Target levels may be exceeded to reward exceptional performance beyond expectations at the corporate or individual level. If goals are not achieved at the corporate or individual level, a percentage below 100% of target is awarded at the relevant level. A named executive officer might not receive any long-term incentive award because there is no guaranteed minimum incentive award. Notwithstanding the forgoing, the Compensation Committee retains general discretion to make an award of more or less than that determined by the 20/80 formula described above to take account of unforeseen or special circumstances.

Stock option grants to the named executive officers for 2009 were awarded in January 2010 based on the percentages set forth in the table below.

Name	Percentage of Corporate Goals Achieved	Percentage of Individual Goals Achieved	Overall Percentage of Target Amount (1)	Number of Shares Subject to Long-term Incentive Award
Douglas E. Williams, Ph.D.(2)	115%	Not Applicable	115%	250,000
Bruce L.A. Carter, Ph.D.(3)	Not Applicable	Not Applicable	Not Applicable	—
Stephen W. Zaruby	115%	105%	107%	107,000
James A. Johnson	115%	115%	115%	69,000
Heather L. Franklin	115%	125%	123%	55,350
Eleanor L. Ramos, M.D.	115%	105%	107%	48,150

(1)	In determining the overall percentage of target amount, corporate goals bear a weight of, in the case of Dr. Williams, 100% and, in the case of all other named executive officers, 20%, and individual goals bear a weight of, in the case of Dr. Williams, 0% and, in the case of all other named executive officers, 80%.
(2)	In the exercise of its discretion, the Compensation Committee increased Dr. Williams’ long-term incentive award by an additional 77,500 Shares above that calculated using the formula.
(3)	Due to his retirement in January 2009, Dr. Carter was not awarded a stock option as a long-term incentive.

Annual stock option grants to the named executive officers and all other employees were awarded on the last business day of January. Stock options are granted under our 2001 Stock Incentive Plan (the “2001 Plan”), have an exercise price equal to the closing price of our common stock on the grant date and vest over a period of four years. We do not have a program, plan or practice to time stock option grants to executive officers in coordination with the release of material nonpublic information.

Stock Option Exchange Program

In early 2009, the Compensation Committee reviewed our use of equity incentives and noted that a large number of outstanding stock options were significantly out-of-the-money and therefore were no longer serving as effective incentive or retention tools, yet were being recorded as compensation expense by us and contributing to our potential employee equity overhang. In August 2009, the Compensation Committee recommended to the full Company Board, and the Company Board subsequently approved, a stock option exchange program, under which our employees, including executive officers, would be offered the opportunity to exchange eligible out-of-the-money stock options for new options having an exercise price per share equal to the closing price of our common stock on the day immediately following the expiration of the exchange offer. Outstanding stock options with an exercise price greater than $7.90 per share were eligible to participate in the stock option exchange program. Participants in the stock option exchange program received a new stock option to purchase a lesser number of shares for each eligible stock option surrendered in exchange at a lower exercise price than the options surrendered for cancellation. In addition, the new options vest over two or three years depending on whether the surrendered option was fully vested. The exchange ratio at which shares subject to eligible stock options were exchanged for shares subject to new stock options was set to result in the grant of replacement stock options for each grouping of surrendered options that, in the aggregate, had a fair value estimated to be approximately equal to the fair value of the cancelled stock options they replaced as of the date of the stock option exchange offer.

The Compensation Committee concluded that our executive officers should be eligible to participate in the stock option exchange program to provide them with improved incentives to increase shareholder value, increase the retention value of outstanding options and reduce the total number of potential shares directed toward employee incentive programs — all at virtually no additional compensation expense to the company.

The stock option exchange program was approved by our shareholders on November 10, 2009 and the exercise price of the replacement options was set at $6.35, the closing price of our common stock on December 16, 2009 (the day immediately following the expiration of the stock option exchange offer).

A total of 186 employees participated in the stock option exchange program, including three of our named executive officers. Information regarding the stock options surrendered and new options received by the named executive officers who participated in the stock option exchange program is set forth in the following table:

Name	Number of Shares Subject to Surrendered Options	Exercise Price of Surrendered Options ($)	Number of Shares Subject to New Options	Exercise Price of New Options ($)
Douglas E. Williams, Ph.D.	593,674	10.89 – 19.27	280,066	6.35
Bruce L.A. Carter, Ph.D.	—	—	—	—
Stephen W. Zaruby	—	—	—	—
James A. Johnson	205,324	14.73 – 21.26	94,983	6.35
Heather L. Franklin	—	—	—	—
Eleanor L. Ramos, M.D.	50,000	15.11	28,570	6.35

Perquisites

Although we prefer to limit perquisites, Dr. Carter received the use of an automobile, a health club membership and tax advice. These perquisites were negotiated prior to our separation from Novo Nordisk in 2000 and were based on the perquisites Dr. Carter received during his employment by Novo Nordisk. Following his retirement as Chief Executive Officer in January 2009, Dr. Carter is no longer eligible to receive these benefits. Dr. Williams did not receive comparable perquisites upon his promotion to Chief Executive Officer.

Deferred Compensation Plan

Our named executive officers are eligible to participate in our Deferred Compensation Plan for Key Employees (the “Deferred Compensation Plan”), which is intended to allow our executives to defer current income, without being limited by the Internal Revenue Code contribution limitations for 401(k) plans. Under the Deferred Compensation Plan, an executive may irrevocably elect, on an annual basis, to defer up to 50% of his or her salary and up to 100% of his or her bonus paid for services rendered in the relevant year. Each year, an account is established under the Deferred Compensation Plan to reflect the amount deferred by the executive for such year. The executive’s Deferred Compensation Plan accounts are adjusted for notional investment earnings. These earnings are based on the return of the investment tracking funds to which the executive has allocated his or her accounts under the Deferred Compensation Plan. The investment tracking funds are all publicly traded mutual funds available to participants in our 401(k) plan. Executives may change how their accounts are allocated among the tracking funds at any time. No named executive officers participated in the Deferred Compensation Plan in 2009, and the Board of Directors voted to freeze further deferrals under the Deferred Compensation Plan effective September 1, 2009.

Dr. Carter is the only named executive officer identified in the Summary Compensation Table who has participated in the Deferred Compensation Plan. Dr. Carter did not, however, participate in the Deferred Compensation Plan during 2009. Disclosures regarding Dr. Carter’s participation are provided in the Nonqualified Deferred Compensation table below and the narrative explanation that accompanies that table.

Stock Ownership Guidelines

Currently, there is no requirement for a named executive officer to own our stock. The Compensation Committee has discussed the possibility of introducing stock ownership guidelines for named executive officers in connection with the possible introduction of stock-based compensation vehicles other than stock options. There are, however, currently no plans to introduce stock ownership guidelines or stock-based compensation vehicles other than stock options for named executive officers.

Potential Post-Termination Payments

Based on the data from Radford described above under the heading “Benchmarking,” we believe that the payments described under the heading “Potential Payments Upon Termination or a Change in Control” below are customary in the industry and necessary to attract and retain qualified, experienced executive personnel.

Tax and Accounting

Section 162(m) of the Internal Revenue Code imposes a limitation on the deductibility of compensation payments in excess of $1 million to each of our Chief Executive Officer and our other named executive officers (other than our Chief Financial Officer). Certain performance-based compensation is not subject to the limitation on deductibility. For awards under our 2001 Plan to continue to be deductible under Section 162(m) as performance-based compensation, shareholders were asked at our 2006 annual meeting of shareholders to approve the material terms of the 2001 Plan. Shareholders approved the material terms of the 2001 Plan and, therefore, long-term awards granted under the 2001 Plan will continue to be designed to qualify for the performance-based exception to the $1 million limitation on deductibility of compensation payments. In 2009, compensation to our Chief Executive Officer and each of our other named executive officers did not exceed $1 million for purposes of Section 162(m), and we expect the same to be true for 2010. We may, however, in the future approve annual compensation that could exceed the $1 million limitation if we believe that it is in the best interests of our shareholders.

Summary Compensation Table for Fiscal Year 2009

The following table provides certain compensation information for the fiscal year ended December 31, 2009 for our Chief Executive Officer, Chief Financial Officer and our three most highly compensated executives other than our Chief Executive Officer and Chief Financial Officer. Compensation information for 2008 and 2007 is also provided for those executives who were included in the Summary Compensation Table for fiscal years 2008 and 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Salary Year	Salary (1) (2) ($)	Stock Awards (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) (6) ($)	All Other Compensation (7) ($)	Total ($)
Douglas E. Williams, Ph.D. *	2009	549,745		443,188	316,250	9,116	1,318,299
Chief Executive Officer	2008	482,050	1,305	1,821,577	140,244	11,745	2,456,921
	2007	437,917		837,706	209,250	9,740	1,494,613

Bruce L.A. Carter, Ph.D. *	2009	4,839		—	—	222,718	227,557
Former Chief Executive Officer and Chairman of the Board	2008	636,681	1,305	789,615	185,231	43,116	1,655,948
	2007	612,551		1,301,100	276,373	41,225	2,231,249

Stephen W. Zaruby	2009	398,485		740,703	222,000	242,605	1,603,793
President

James A. Johnson	2009	369,200		266,749	169,832	11,098	816,879
Executive Vice President, Chief	2008	368,017	1,305	276,365	107,511	17,056	700,254
Financial Officer, Treasurer And Secretary	2007	338,968		634,430	111,825	14,804	1,100,027

Heather L. Franklin	2009	283,021		246,077	125,991	15,260	670,349
Senior Vice President, Business Development

Eleanor L. Ramos, M.D. **	2009	335,261		299,298	135,975	12,661	783,195
Senior Vice President and Chief Medical Officer

*	Dr. Carter retired as our Chief Executive Officer in January 2009. Dr. Williams became our Chief Executive Officer effective as of Dr. Carter’s retirement.
**	Dr. Ramos became our Senior Vice President and Chief Medical Officer in June 2009.

(1)	The amounts reported in the Salary column represent the dollar amounts actually earned by each executive in the year indicated, including adjustments for annual pay raises and pay raises in connection with promotions.
(2)	The amounts reported in the Salary column for Dr. Carter include amounts deferred under the Deferred Compensation Plan. Dr. Carter deferred $0 in 2009, $127,336 in 2008 and $122,510 in 2007.
(3)

The amounts reported in the Stock Awards column reflect the grant date fair value related to a grant of 100 unrestricted shares of our common stock to each of our employees, including the named executive officers, to mark the approval of RECOTHROM® by the FDA. The grant date fair value for each named executive officer was equal to the product of 100 shares times $13.05 per share, the closing price of our common stock on the grant date of the shares.

(4)	The amounts reported in the Option Awards column reflect the aggregate grant date fair value of option awards, without adjustment for potential forfeiture. These amounts do not represent the actual amounts paid to or realized by the named executive officer for these awards during the relevant fiscal year. For fiscal 2009, these amounts also include the incremental fair value received by each named executive officer that participated in the stock option exchange program that was consummated in December 2009. See Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for fiscal year 2009 for the assumptions used in determining the grant date fair value of stock options.
(5)	The amounts reported in the Non-Equity Incentive Plan Compensation column represent the amount of the annual incentive award earned for performance in the year indicated but paid out in the subsequent year. Annual incentive awards are based on the salaries in effect on the award date.
(6)	The amounts reported in the Non-Equity Incentive Plan Compensation column for Dr. Carter include amounts deferred under the Deferred Compensation Plan. Dr. Carter deferred $0 in 2009 (based on 2008 performance), $276,373 in 2008 (based on 2007 performance) and $297,415 in 2007 (based on 2006 performance).

(7)	For Dr. Carter, the amounts shown in the All Other Compensation column for 2009 include $15,035 for continuation of health insurance after his retirement and $206,909 paid in connection with Dr. Carter’s accrued unused vacation balance. For Mr. Zaruby, the amounts shown in the All Other Compensation column include a retention bonus that was grossed up for taxes resulting in a total cost to the company of $107,971 and payments in connection with his relocation totaling $132,874. In addition, the amounts shown in the All Other Compensation column for 2009 include employer contributions to our 401(k) retirement plan of up to $9,800 for each named executive officer (other than Dr. Carter), the reimbursement of home telephone bills and premiums for supplemental term life insurance. Dr. Carter received $0 in employer matching contributions in 2009.

Grants of Plan-Based Awards for Fiscal Year 2009

The following table provides information regarding grants of plan-based awards to the named executive officers identified below under our 2001 Plan and under our annual incentive plan during the fiscal year ended December 31, 2009.

GRANTS OF PLAN-BASED AWARDS – FISCAL YEAR 2009

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts under Equity Incentive Plan Awards (2)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (3) ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4) ($)
		Target ($)	Maximum ($)	Target (#)	Maximum (#)
Douglas E. Williams, Ph.D.	01/30/09(5)					87,000	4.25	202,188
	05/15/09(6)					100,000	4.37	241,000
	12/16/09(7)					280,066	6.35	—
		275,000	412,500
				150,000	225,000

Bruce L.A. Carter, Ph.D.	Not Applicable
		Not Applicable	Not Applicable
				Not Applicable	Not Applicable

Stephen W. Zaruby	01/02/09(8)					300,000	3.00	489,900
	05/15/09(6)					50,000	4.37	120,500
	06/10/09(6)					50,000	4.61	130,303
		200,000	300,000
				100,000	150,000

James A. Johnson	01/30/09(5)					52,560	4.25	122,149
	05/15/09(6)					60,000	4.37	144,600
	12/16/09(7)					94,983	6.35	—
		147,680	203,060
				60,000	80,000

Heather L. Franklin	01/30/09(5)					59,220	4.25	137,627
	05/15/09(6)					45,000	4.37	108,450
		96,250	137,500
				45,000	60,000

				Not Applicable	Not Applicable

Eleanor L. Ramos, M.D.	01/30/09(5)					7,500	4.25	16,763
	05/15/09(6)					6,750	4.37	15,620
	06/08/09(9)					100,000	4.72	266,915
	12/16/09(7)					28,570	6.35	—
		122,500	175,000
				45,000	60,000

(1)	The amounts shown in the Estimated Future Payouts under Non-Equity Incentive Plan Awards column are the payout levels for annual incentive awards described above under the heading “Compensation Discussion and Analysis — Annual Incentives.” The amounts shown are based on salaries as of February 1, 2009. Because the lowest possible payment is zero, we have not indicated a threshold payout amount. Actual amounts earned for 2009 performance are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)

The amounts shown in the Estimated Future Payouts under Equity Incentive Plan Awards column are the payout levels for long-term incentive awards described above under the heading “Compensation Discussion and Analysis —

Long-Term Incentives.” Actual stock option grants were approved in January 2010 and are discussed above under the heading “Compensation Discussion and Analysis — Long-Term Incentives.” Due to his retirement in January 2009, Dr. Carter was not awarded a stock option as a long-term incentive.

(3)	The exercise price of the options is equal to the closing price of the common stock on the grant date as reported by the NASDAQ Global Market.
(4)	Represents grant date fair value of stock and stock options granted in 2009. See Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for fiscal year 2009 for the assumptions used in determining the grant date fair value of stock options. The grant date fair value of the stock awards is equal to the fair market value of such awards on the grant date. The stock options granted pursuant to the stock option exchange program that was consummated in December 2009 did not have any incremental grant date fair value.
(5)	The option was granted as a long-term incentive award based on performance in 2008.
(6)	The option was granted as a retention bonus.
(7)	The options were granted pursuant to the stock option exchange program that was consummated in December 2009. Each option has a term of seven years from the grant date. Of the 280,066 options granted to Dr. Williams, (a) 134,842 vest over two years, with 50% of the Shares subject to the option vesting on the first anniversary of the grant date, and 12.5% of the Shares subject to the option vesting quarterly over the ensuing four quarters (the “Two-Year Vesting Schedule”) and (b) 145,224 vest over three years, with 33.3% of the Shares subject to the option vesting on the first anniversary of the grant date, and 6.25% of the Shares subject to the option vesting quarterly over the ensuing eight quarters (the “Three-Year Vesting Schedule”). Of the 94,983 options granted to Mr. Johnson, 50,347 vests according to the Two-Year Vesting Schedule and 44,636 vests according to the Three-Year Vesting Schedule. All of the 28,570 options granted to Dr. Ramos vest according to the Three-Year Vesting Schedule.
(8)	The option was granted in connection with the hiring of Mr. Zaruby as our President.
(9)	The option was granted in connection with Dr. Ramos’ promotion to Senior Vice President and Chief Medical Officer.

The plans governing the awards included in the Summary Compensation Table and the Grants of Plan-Based Awards table are the annual incentive plan and the 2001 Plan. The annual incentive plan is described in this Information Statement above under the heading “Compensation Discussion and Analysis — Annual Incentives.” Each option shown in the Grants of Plan-Based Awards table was granted under the 2001 Plan, has a ten-year term, except as otherwise set forth in footnote (7) above, and is granted as an incentive stock option to the maximum extent permitted under applicable federal tax rules and, to the extent not so permitted, is granted as a nonqualified stock option. Except as otherwise set forth in footnote (7) above, each option shown in the Grants of Plan-Based Awards table vests as follows: 1/4 of the Shares subject to the option vest upon the first anniversary of the grant date, and thereafter 1/12 of the Shares subject to the option vest each quarter until the award is fully vested on the fourth anniversary of the grant date.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information about outstanding stock options held by the named executive officers as of December 31, 2009. The options granted in 2009 are also disclosed in the Grants of Plan-Based Awards table above.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise ($)	Option Expiration Date
Douglas E. Williams, Ph.D.	—	500,000	(1)	3.50	11/18/2018
	—	87,000	(2)	4.25	01/30/2019
	—	100,000	(2)	4.37	05/15/2019
	—	79,609	(3)	6.35	12/16/2016
	—	111,697	(4)	6.35	12/16/2016
	—	4,008	(3)	6.35	12/16/2016
	—	1,269	(4)	6.35	12/16/2016
	—	1,731	(3)	6.35	12/16/2016
	—	5,248	(3)	6.35	12/16/2016
	—	29,134	(3)	6.35	12/16/2016
	—	3,226	(3)	6.35	12/16/2016
	—	8,302	(3)	6.35	12/16/2016
	—	22,268	(3)	6.35	12/16/2016
	—	13,574	(4)	6.35	12/16/2016

Bruce L.A. Carter, Ph.D.	426,000	—		2.78	08/23/2010
	288,000	—		2.78	03/08/2011
	166,177	—		8.50	12/16/2012
	119,761	—		17.15	01/07/2014
	169,920	—		21.26	01/26/2015
	50,000	—		20.61	02/03/2015
	126,056	7,188	(2)	18.38	01/05/2016
	103,125	46,875	(2)	15.27	01/05/2017
	59,062	75,938	(2)	10.89	01/18/2018
	—	12,000	(5)	4.61	06/10/2019
	—	12,000	(5)	6.15	09/16/2019

Stephen W. Zaruby	—	300,000	(2)	3.00	01/02/2019
	—	50,000	(2)	4.37	05/15/2019
	—	50,000	(2)	4.61	06/10/2019

James A. Johnson	145,000	—		2.78	03/02/2011
	54,000	—		2.78	03/08/2011
	35,000	—		9.80	03/21/2013
	20,671	26,579	(2)	10.89	01/18/2018
	—	52,560	(2)	4.25	01/30/2019
	—	60,000	(2)	4.37	05/15/2019
	—	1,066	(4)	6.35	12/16/2016
	—	3,042	(4)	6.35	12/16/2016
	—	8,336	(4)	6.35	12/16/2016
	—	16,958	(4)	6.35	12/16/2016
	—	15,019	(4)	6.35	12/16/2016
	—	26,027	(3)	6.35	12/16/2016
	—	4,263	(4)	6.35	12/16/2016
	—	877	(4)	6.35	12/16/2016
	—	786	(4)	6.35	12/16/2016
	—	11,082	(3)	6.35	12/16/2016
	—	3,801	(3)	3.00	01/02/2019
	—	1,780	(3)	4.37	05/15/2019
	—	1,946	(3)	4.61	06/10/2019

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise ($)	Option Expiration Date
Heather L. Franklin	2,579	—		9.80	03/21/2013
	7,800	—		15.45	09/12/2013
	8,000	—		16.63	02/26/2014
	15,000	—		31.26	01/26/2015
	9,000	—		20.61	02/03/2015
	8,437	563	(2)	21.25	02/08/2016
	5,156	2,344	(2)	15.91	02/05/2017
	3,500	4,500	(2)	9.10	02/15/2018
	—	5,000	(6)	—	—
	8,250	13,750	(2)	9.02	05/30/2018
	—	59,220	(2)	4.25	01/30/2019
	—	45,000	(2)	4.37	05/15/2019

Eleanor L. Ramos, M.D.	3,281	4,219	(2)	9.10	02/15/2018
	—	5,000	(6)	—	—
	—	7,500	(2)	4.25	01/30/2019
	—	6,750	(2)	4.37	05/15/2019
	—	100,000	(2)	4.72	06/08/2019
	—	13,130	(3)	6.35	12/16/2016
	—	15,440	(3)	6.35	12/16/2016

(1)	Vests 1/4 on the one-year anniversary of Dr. Williams promotion to Chief Executive Officer and then 1/12 quarterly thereafter such that the option is fully vested on the fourth anniversary of the grant date.
(2)	Vests 1/4 on the first anniversary of the grant date (which grant date is ten years prior to the expiration date of the relevant option set forth in the Option Expiration Date column), and then 1/12 quarterly thereafter such that the option is fully vested on the fourth anniversary of the grant date.
(3)	Vests 1/3 on the first anniversary of the grant date (which grant date is ten years prior to the expiration date of the relevant option set forth in the Option Expiration Date column), and then 1/8 quarterly thereafter such that the option is fully vested on the third anniversary of the grant date.
(4)	Vests 1/2 on the first anniversary of the grant date (which grant date is ten years prior to the expiration date of the relevant option set forth in the Option Expiration Date column), and then 1/4 quarterly thereafter such that the option is fully vested on the second anniversary of the grant date.
(5)	Vests 100% on the first anniversary of the grant date (which grant date is ten years prior to the expiration date of the relevant option set forth in the Option Expiration Date column).
(6)	Vests 100% on the first anniversary of the grant date (which grant date is ten years prior to the expiration date of the relevant option set forth in the Option Expiration Date column).

Option Exercises and Stock Vested for Fiscal Year 2009

The following table shows for the fiscal year ended December 31, 2009, certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Douglas E. Williams, Ph.D.	—	—	—	—
Bruce L.A. Carter, Ph.D.	—	—	—	—
Stephen W. Zaruby	—	—	—	—
James A. Johnson	10,000	32,223	—	—
	10,000	42,223	—	—
Heather L. Franklin	—	—	2,500	11,700
Eleanor L. Ramos, M.D.	—	—	2,500	11,700

(1)	The amounts shown in the Value Realized on Exercise column represent the difference between the stock option exercise price and the fair market value of our common stock on the date of exercise multiplied by the number of Shares subject to the stock option that was exercised.
(2)	The amounts shown in the Value Realized on Exercise column represent the difference between the stock option exercise price and the fair market value of our common stock on the date of exercise multiplied by the number of Shares subject to the stock option that was exercised.

Nonqualified Deferred Compensation for Fiscal Year 2009

The following table provides information for each of our named executive officers regarding aggregate executive and company contributions and aggregate earnings for 2009 and year-end account balances under the Deferred Compensation Plan. All named executive officers identified in the Summary Compensation Table are eligible to participate in the Deferred Compensation Plan. To date, however, only Dr. Carter has elected to participate.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year (#) (1)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($) (3)
Douglas E. Williams, Ph.D.	—	—	—	—	—
Bruce L.A. Carter, Ph.D.	—	—	178,632	1,308,727	1,056,011
Stephen W. Zaruby	—	—	—	—	—
James A. Johnson	—	—	—	—	—
Heather L. Franklin	—	—	—	—	—
Eleanor L. Ramos, M.D.	—	—	—	—	—

(1)	The Company does not contribute to the Deferred Compensation Plan.
(2)	This amount represents the actual increase in the value of the investments selected by the executive. No related amount was included in the Summary Compensation Table for fiscal year 2009 because none of the amount shown was above-market or preferential.
(3)	$122,510 and $127,336 of the amount deferred by Dr. Carter was included in the Salary column of the Summary Compensation Table for fiscal years 2007 and 2008, respectively. $276,373 of the amount shown was included in the Non-Equity Incentive Compensation column of the Summary Compensation Table for fiscal year 2007.

The Deferred Compensation Plan is a nonqualified deferred compensation plan. As a result, it is subject to the requirements of Section 409A of the Internal Revenue Code, and we have administered it in good-faith compliance with those requirements since January 1, 2004, Section 409A’s effective date. During 2008, we amended the Deferred Compensation Plan to conform it to Section 409A’s requirements. Amounts deferred prior to 2005 (and any notional earnings attributable to those deferrals, as explained below), however, are not subject to Section 409A’s requirements and continue to be governed under the terms of the Deferred Compensation Plan as in effect on December 31, 2004. Under the Deferred Compensation Plan, an executive is fully vested in his or her deferrals (and any notional earnings attributable to those deferrals) at all times.

Under the Deferred Compensation Plan, a named executive officer may elect to defer up to 50% of his or her salary and up to 100% of his or her bonus for a year. Each year, an account is established under the Deferred Compensation Plan to reflect the amount deferred by the executive for such year. The executive’s Deferred Compensation Plan accounts are also adjusted for notional investment earnings, which are based on the return of the investment tracking funds to which the executive has allocated his or her accounts. The investment tracking funds are all publicly traded mutual funds available to participants in our 401(k) plan. Executives may change how their accounts are allocated among the tracking funds at any time. The Deferred Compensation Plan also permits us to make additional contributions on behalf of one or more participants. No such contributions have, however, ever been made. These additional contributions, if ever made, will be subject to the same vesting, distribution and notional investment rules as are executive deferrals.

The Board of Directors voted to freeze further deferrals under Deferred Compensation Plan effective September 1, 2009.

At the time the executive files his or her deferral election for a particular year, the executive must designate whether he or she wants the amount to be deferred for that year (and any notional earnings attributable to that amount) paid at termination of employment or on a different date. If an executive elects a date other than termination of employment, then that date may not be earlier than three years after the election. Similarly, at the time of the deferral election, the executive must irrevocably designate whether he or she wishes to have the amount deferred for the relevant year (and any notional earnings attributable to that amount) distributed in a lump sum or in substantially equal annual installments. Any annual installments can be paid over a period of up to ten years (as elected by the executive). Executives are not permitted to change their distribution elections. If an executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code (generally, any company officer) on his or her termination date and the executive elected to have payment made or commence to be made upon termination of employment, then, as required by Section 409A, payment will be delayed until six months after the executive’s termination. As of December 31, 2009, Dr. Carter was a specified employee. If the executive dies before all of his or her deferrals (and related notional earnings) have been distributed, then any remaining amounts will be paid to his or her beneficiary in a lump sum.

There are two situations in which an executive can withdraw amounts from his or her Deferred Compensation Plan accounts early (that is, prior to the date(s) he or she has elected for distribution of those accounts). First, under certain circumstances, an executive may elect an early withdrawal from his or her accounts if he or she experiences an unforeseeable emergency. Second, for amounts that were deferred prior to 2005 (but not amounts that are deferred in 2005 or later), the executive may elect an early withdrawal from his or her accounts for any reason by paying a penalty equal to 10% of the amount withdrawn.

The Deferred Compensation Plan is considered to be an unfunded plan, which means its benefits are paid by us out of our general assets. To assist us in meeting our payment obligations under the Deferred Compensation Plan, we have established a trust to which we contribute amounts equal to the executives’ deferrals each year. The trust’s assets are considered to be part of our general assets, so that if we ever become bankrupt or insolvent, they will be available to help us satisfy our obligations to all of our general creditors, not just our obligations under the Deferred Compensation Plan. (The executives are considered to be general creditors with respect to their accounts under the Deferred Compensation Plan.) Benefits are paid from this trust, to the extent its assets are sufficient to pay them, and from our other general assets, to the extent the trust’s assets are not sufficient to pay them.

Potential Payments Upon Termination or a Change in Control

The table below describes the potential payments to each of our named executive officers upon an involuntary termination of employment without cause by us or with good reason by the executive prior to, or in the event of, a change in control and a termination of employment by reason of death, or disability, resignation or retirement. The table reflects incremental compensation and does not show accrued liabilities, such as accrued salary, bonus or vacation, or benefits generally available to all employees. The amounts assume that each such termination was effective December 31, 2009 (the last business day of fiscal year 2009). Please see the Schedule 14D-9, Item 3 under the heading “Potential Payments Upon Change in Control” for an update of the potential payments to each of our named executive officers in connection with the consummation of the Transactions based on an assumed termination effective date of October 31, 2010. The amounts shown in the table are estimates only as the actual amounts that may be paid upon an executive’s termination of employment can only be determined at the actual time of such termination.

Dr. Carter retired as our Chief Executive Officer effective January 2, 2009. In connection with his retirement we paid Dr. Carter $206,909 in lieu of accrued vacation and agreed to pay his COBRA premiums for 24 months. The estimated cost of the COBRA premiums for Dr. Carter is $24,892. Dr. Carter did not receive any severance benefits as a result of his retirement.

Name	Benefit	Involuntary (Without Cause or Good Reason) Termination Prior to Change in Control ($)		Change in Control ($) (1)		Death or Disability ($)
Douglas E. Williams, Ph.D	Base Salary	550,000	(5)	1,100,000	(6)	—
	Bonus	—		852,000		—
	Supplemental Life Insurance (2)	—		—		200,000
	Accelerated Stock Option Vesting (3)	—		1,844,383		—
	COBRA Premiums (4)	18,332		18,332		—

	Total	568,322		3,787,705		200,000

Stephen W. Zarbury	Base Salary	400,000	(5)	800,000	(6)	—
	Bonus	—		600,000		—
	Supplemental Life Insurance (2)	—		—		200,000
	Accelerated Stock Option Vesting (3)	—		1,207,000		—
	COBRA Premiums (4)	10,854		10,854		—

	Total	410,854		2,617,854		200,000

James A. Johnson	Base Salary	369,200	(5)	553,800	(6)	—
	Bonus	—		369,200		—
	Supplemental Life Insurance (2)	—		—		200,000
	Accelerated Stock Option Vesting (3)	—		237,478		—
	COBRA Premiums (4)	18,332		18,332		—

	Total	387,522		1,178,800		200,000

Heather L. Franklin	Base Salary	302,000	(5)	302,500	(6)	—
	Bonus	—		211,750		—
	Supplemental Life Insurance (2)	—		—		200,000
	Accelerated Stock Option Vesting (3)	—		217,631		—
	COBRA Premiums (4)	12,446		12,446		—

	Total	314,946		744,327		200,000

Eleanor L. Ramos	Base Salary	350,000	(5)	350,000	(6)	—
	Bonus	—		245,500		—
	Supplemental Life Insurance (2)	—		—		200,000
	Accelerated Stock Option Vesting (3)	—		197,828		—
	COBRA Premiums (4)	12,445		12,445		—

	Total	362,445		805,273		200,000

(1)	Except as described in footnote (4), all payments in this column occur only in the event the named executive officer is terminated without cause or the officer terminates his or her employment for good reason after a change in control, which termination must occur within two years after the change in control. Payments in this column have not been reduced in the event that such payments will result in golden parachute excise taxes under Section 280G of the Internal Revenue Code, which reduction in payments will occur if it results in a greater net, after-tax benefit to the named executive officers than full payment of all amounts otherwise due.
(2)	Benefits are paid under the supplemental term life insurance policy only in the event of death.
(3)	Pursuant to the terms of the 2001 Plan, an executive’s stock options will accelerate following a change in control, unless they are assumed or substituted by the successor company, even if employment is not terminated.
(4)	Represents estimated COBRA premiums to be paid by us for 12 months.
(5)	Payable in the course of our regularly scheduled payroll over 12 months.
(6)	Payable in a lump sum.

2001 Stock Incentive Plan

If the employment of a participant, including a named executive officer, terminates by reason of death, each outstanding award under our 2001 Plan will automatically accelerate and become 100% vested and exercisable.

If a corporate transaction specified in our 2001 Plan occurs, each outstanding option under the 2001 Plan will automatically accelerate and become 100% vested and exercisable immediately before the corporate transaction, unless:

•	the award is assumed, continued or replaced with a comparable award by the successor corporation or the parent of the successor corporation; or

•	individual agreements provide otherwise.

Under the 2001 Plan, a corporate transaction is defined to include:

•

a merger or consolidation of the company with or into another company, entity or person (other than a merger or consolidation in which the holders of voting securities of the company before the transaction continue to hold at least a majority of the successor company’s voting securities); or

•	a sale, lease, exchange or other transfer of all or substantially all of the company’s outstanding securities or assets (other than to a majority-owned subsidiary company).

Any option or other equity award that a participant, including a named executive officer, holds that is assumed, continued or replaced with a comparable award in the corporate transaction, other than in specified related-party transactions, will accelerate and become 100% vested and exercisable if the participant’s employment is terminated by the successor corporation without cause within one year after the corporate transaction.

Deferred Compensation Plan

Our Deferred Compensation Plan is fully funded by the executives. Consequently, there would be no incremental cost to us in the event that an executive’s employment terminated and the deferred compensation was paid out.

Employment Contracts

We enter into employment agreements with each of our executive officers, the terms of which are summarized below for our named executive officers.

Named Executive Officers

Our employment agreements with Dr. Williams and Mr. Johnson were amended and restated in July 2008 to comply with Section 409A of the Internal Revenue Code and to make other changes recommended by Radford during 2008. Following Dr. Williams’ promotion to Chief Executive Officer in January 2009, his employment agreement, as amended and restated in July 2008, was further amended in March 2009 and continues to govern the terms and conditions of his employment with us. Mr. Zaruby entered into a Section 409A compliant employment agreement in December 2008, which was subsequently amended and restated in June 2009. Ms. Franklin and Dr. Ramos entered into a Section 409A compliant employment agreement in July 2008 and June 2009, respectively.

Each employment agreement has a two-year term, subject to automatic one-year renewal periods unless timely notice of non-renewal is given. Under the employment agreements, we may terminate an executive officer’s employment at any time, with or without cause. If we terminate an executive officer without cause or if an executive officer terminates employment for good reason, we must, however, pay him or her severance benefits. The type and amount of the severance benefits depend on the type of termination, such as whether it occurs within two years after a change in control.

Upon termination by us for cause or by the named executive officer for other than good reason, we must pay only benefits accrued but not yet paid as of the termination date, such as accrued salary, deferred compensation and vacation pay.

Upon termination by us for reasons other than cause or by the named executive officer for good reason, either prior to a change in control or more than two years after a change in control, we must pay severance benefits to the named executive officer, including (1) annual base salary for a period of one year after termination and (2) contributions toward the cost of COBRA health care continuation coverage under our group health plans until the earlier of one year after termination or until the executive is covered under a comparable group health plan or is no longer entitled to COBRA continuation coverage.

Upon termination within two years after a change in control by us (or a successor) for reasons other than cause or by the named executive officer for good reason, we must pay severance benefits to the named executive officer, including:

•

a lump sum equal to the sum of the executive’s then current annual salary plus bonus at the target amount for the year of termination multiplied by, (a) in the case of Dr. Williams and Mr. Zaruby, two, (b) in the case of Mr. Johnson, one and one-half, and (c) in the case of Ms. Franklin and Dr. Ramos, one;

•

a bonus at the target amount for the year of termination prorated through the date of the change in control (if the executive is not otherwise entitled to receive an annual bonus upon termination of employment);

•

contributions toward the cost of COBRA health care continuation coverage under our group health plans until the earlier of one year after termination or until the executive is covered under a comparable group health plan or is no longer entitled to COBRA continuation coverage; and

•	full vesting of all stock options.

As a condition to payments and benefits under the employment agreements, each named executive officer must execute a general release and waiver of claims. The employment agreements also contain one-year noncompetition and nonsolicitation covenants. If payments due to a named executive officer under an employment agreement will result in golden parachute excise taxes imposed by Section 280G of the Internal Revenue Code, such payments will be reduced if and to the extent that doing so results in a greater net, after-tax benefit to the executive than full payment of all amounts otherwise due under the agreement.

Under the employment agreement of Dr. Williams, “good reason” is defined to include:

•	a demotion or other material reduction in the nature or status of Dr. Williams’ responsibilities;

•	a reduction in Dr. Williams’ annual base salary;

•

the requirement by a successor company that Dr. Williams relocate his principal place of employment to a location more than 50 miles from the principal place of employment where Dr. Williams was employed;

•	the Company’s failure to obtain an agreement from a successor company to assume and perform the obligations of Dr. Williams’ employment agreement;

•	following a change in control, Dr. Williams’ ceasing to hold the position of Chief Executive Officer; and

•

following a merger or similar transaction that does not constitute a change in control, someone other than Dr. Williams holding the position Dr. Williams held on the effective date of such individual’s employment agreement.

Under the employment agreements of Mr. Johnson, Mr. Zaruby, Ms. Franklin and Dr. Ramos, “good reason” is defined to include:

•	a material reduction in the executive’s base compensation;

•	a material reduction in the executive’s authority, duties or responsibilities;

•	a material reduction in the budget over which the executive retains authority;

•

the requirement by a successor company that the executive relocate his or her principal place of employment to a location more than 50 miles from the principal place of employment where the executive was employed; or

•	a material breach of the executive’s employment agreement by us or a successor company.

Under each employment agreement, “cause” is defined to include:

•	the executive’s willful misconduct or insubordination in the performance of his or her duties that results in a material adverse effect on us;

•	willful actions or intentional failures to act made in bad faith by the executive that materially impair our business, goodwill or reputation;

•

the executive’s use of controlled substances; deception, fraud, misrepresentation by the executive; or any incident materially compromising the executive’s reputation or ability to represent us with investors, customers or the public;

•	the executive’s conviction of a felony involving an act of dishonesty, moral turpitude or fraud; or

•	a material violation of the executive’s inventions agreement with us.

Under each employment agreement, a “change in control” is deemed to happen upon the occurrence of the following events, provided such event or occurrence also constitutes a change in ownership or effective control of us, or in the ownership of a substantial portion of our assets, within the meaning of Section 409A of the Internal Revenue Code:

•	certain mergers, reorganizations or sales or other dispositions of all or substantially all of our assets as a result of which:

•	our shareholders hold 50% or less of the outstanding common stock of the surviving entity;

•	our shareholders hold 50% or less of the combined voting power of the outstanding voting securities of the surviving entity;

•	a single shareholder or group of affiliated shareholders holds more than 50% of the outstanding common stock of the surviving entity;

•	a single shareholder or group of affiliated shareholders holds more than 50% of the combined voting power of the outstanding voting securities of the surviving entity; or

•	less than a majority of the members of the board of directors of the surviving entity were members of the Company Board; or

•	approval by our shareholders of our complete liquidation or dissolution.

Bruce L.A. Carter, Ph.D.

Effective January 2, 2009, Bruce L.A. Carter, Ph.D., our Chief Executive Officer, retired and, under the terms of his employment agreement with us, he was not entitled to any benefits other than the right to receive accrued but unpaid benefits and the payment of health insurance premiums for him and his dependents for two years or until he receives similar benefits from another employer. Dr. Carter’s employment agreement includes a one-year noncompetition provision and a two-year nonsolicitation provision, which provisions survive his retirement. In addition, Dr. Carter’s employment agreement allows him a period of three years following his retirement to exercise stock options vested on the date of his retirement.

ZymoGenetics Retention and Severance Plan

On August 27, 2010, the Company Board adopted the ZymoGenetics Retention and Severance Plan (the “Retention Plan”) in connection with the proposed Merger. The Retention Plan was amended by the Company Board on September 3, 2010 and on September 7, 2010, and became effective upon the execution of the Merger Agreement. The Retention Plan is designed to provide incentives for employees of the Company to remain employed with the Company pending the completion of the Merger and to provide severance to employees of the Company who would not otherwise receive severance payments upon certain involuntary terminations of employment in connection with the Merger. None of the Company’s executive officers are eligible for benefits or payments under the Retention Plan since each is entitled to benefits and payments under his or her employment agreement.

Under the Retention Plan, all employees of the Company who are not executive officers (the “Participants”) who remain employed through the Effective Time or who are terminated by the Company without cause (within the meaning of the Retention Plan) prior to the Effective Time will receive payment in an amount equal to their 2010 target bonus or, in the event of Participants who do not have a 2010 target bonus, an amount equal to their actual 2009 annual bonus, in each case, within ten days following the Effective Time.

The Retention Plan provides for a retention bonus to be paid to all Participants who remain employed through the Effective Time or who are terminated by the Company without cause prior to the Effective Time in an amount equal to one month of their base salary in the event the Effective Time occurs on or before October 21, 2010, two months of their base salary in the event the Effective Time occurs after October 21, 2010 but before December 9, 2010 or, in the event that the Effective Time occurs after December 9, 2010, the sum of (i) two months of their base salary, (ii) 50% of the base salary received by the Participants between the date of the Merger Agreement and the Effective Time and (iii) 1/12 of the Participants’ 2010 target bonus or, in the event of Participants who do not have a 2010 target bonus, 1/12 of their actual 2009 annual bonus. The retention bonus will be paid within ten days following the Effective Time, provided that if such person’s employment terminates without cause prior to the Effective Time, payment will be made within ten days following the earlier of (A) March 1 of the calendar year following the calendar year in which such termination occurred or (B) the Effective Time.

The Retention Plan also provides for severance benefits for all employees of the Company or its subsidiaries not otherwise covered by existing severance agreements who are terminated by the Company without cause or who resign following a reduction in base salary or relocation of more than 60 miles, in each case, on or after the date of the Merger Agreement or within twelve months following the Effective Time. These severance benefits will consist of (i) continued base salary for six weeks plus two additional weeks per year of service to the Company (with a minimum of between three and six months depending on job level), (ii) up to 30 hours of outplacement service based on job level and (iii) the reimbursement or direct payment of healthcare continuation coverage under COBRA for up to the same amount of time as continued base salary is paid. In order to be eligible for severance benefits, the employee must timely execute and not revoke during any applicable revocation period a general release of claims against the Company. None of the Company’s named executive officers are eligible for severance benefits under the Retention Plan since each is entitled to severance under his or her employment agreement with the Company.

The foregoing description of the Retention Plan does not purport to be complete and is qualified in its entirety by reference to the Retention Plan filed as an exhibit to the Schedule 14D-9.

Termination of the Deferred Compensation Plan

Effective as of the day immediately preceding the Acceptance Time, the Deferred Compensation Plan will be terminated with respect to each participant therein who was employed or otherwise providing services to the Company as of the Acceptance Time and the Company will distribute each participant’s account balance in the Deferred Compensation Plan to each participant.

Director Compensation

All of our directors serving in 2009, with the exception of Dr. Williams, earned director compensation in the form of an annual retainer of $35,000. Additionally, our non-executive Chairman is paid an annual retainer of $35,000 and our lead independent director is paid an annual retainer of $15,000. Directors who serve on committees are paid the annual retainers described in the table set forth below. Employee directors are not paid separate compensation for service on the Company Board.

Committee	Chairman	Member
Audit Committee	$20,000	$10,000
Compensation Committee	$10,000	$6,000
Nominating and Corporate Governance Committee	$6,000	$4,000

In addition, we reimburse our directors for their reasonable expenses incurred in attending meetings of the Company Board and its committees.

Immediately following each year’s annual meeting of shareholders, each of our continuing nonemployee directors automatically receives a nonqualified stock option grant of 12,000 Shares under our Stock Option Grant Program for Nonemployee Directors, which is administered under the 2001 Plan. These options fully vest on the date of the next annual meeting of shareholders assuming continued service by the nonemployee director until that date. Upon the initial election of a new nonemployee director, the director receives a nonqualified stock option grant of 20,000 Shares under our Stock Option Grant Program. This option vests 1/3 on each anniversary of the date of grant over a three-year period. If this initial option is granted within five months before an annual meeting, the first annual option grant of 12,000 Shares will not be granted until immediately following the second annual meeting after the date of the initial grant. Options granted under the Stock Option Grant Program have exercise prices equal to the closing price of the common stock on the date of grant and expire ten years after the date of grant, or, if earlier, one year after the director’s termination of service with us. The options also become fully vested in the event of death and certain corporate transactions, such as a merger or sale of assets.

Director Compensation for Fiscal Year 2009

The following table sets forth the compensation of our directors for 2009. As an employee director during 2009, Dr. Williams did not receive any separate compensation for his service on the Company Board. See the Summary Compensation Table for disclosure relating to Dr. Williams, who served as our Chief Executive Officer starting January 2, 2009.

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards (1) (2) (3) ($)	Total ($)
Bruce L. A. Carter, Ph.D.	70,000	72,481	142,481
James A. Harper	51,000	31,273	82,273
Judith A. Hemberger, Ph.D.*	41,000	31,273	72,273
David I. Hirsh, Ph.D.	35,000	31,273	66,273
Jonathan S. Leff	45,000	31,273	76,273
David H. MacCallum	49,000	31,273	80,273
Kurt Anker Nielsen	61,000	31,273	92,273
Edward E. Penhoet, Ph.D.	60,000	31,273	91,273
Lars Rebien Sørensen**(4)	—	31,273	31,273

*	Dr. Hemberger resigned as a director in October 2009.
**	Mr. Sørensen resigned as a director in March 2010.

(1)	Each of the directors identified in the table was granted a nonqualified stock option to purchase 12,000 Shares under our Stock Option Grant Program for Nonemployee Directors with an exercise price of $4.61 (which was equal to the closing price of our common stock on June 10, 2009, the date of grant). Each option vested in full on the date of the 2010 annual meeting of shareholders and has a term of ten years. Dr. Carter received an additional award of 12,000 Shares with an exercise price of $6.15 (which was equal to the closing price of our common stock on September 16, 2009, the date of grant).
(2)	The amounts reported in the Option Awards column reflect the aggregate grant date fair value of option awards. These amounts do not represent the actual amounts paid to or realized by the named director for these awards during the relevant fiscal year. The value as of the grant date for stock options is recognized over the number of days of service required for the grant to become vested. See Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for fiscal year 2009 for the assumptions used in determining the grant date fair value of stock options.
(3)	The following table sets forth the aggregate number of option awards held by each director as of December 31, 2009:

Name	Aggregate Number of Option Award
Bruce L. A. Carter, Ph.D.	1,662,102
James A. Harper	71,000
Judith A. Hemberger, Ph.D.*	44,000
David I. Hirsh, Ph.D.	78,655
Jonathan S. Leff	78,655
David H. MacCallum	63,500
Kurt Anker Nielsen	78,655
Edward E. Penhoet, Ph.D.	222,655
Lars Rebien Sørensen**	78,655

(4)	At the request of Novo Nordisk, no payments were made to Mr. Sørensen. Mr. Sørensen is President and Chief Executive Officer of Novo Nordisk. Novo A/S is the controlling shareholder of Novo Nordisk. Novo Nordisk and Novo A/S hold, in the aggregate, approximately 26.6% of the Company’s Shares.

REPORT OF THE COMPENSATION COMMITTEE OF THE COMPANY BOARD

The Compensation Committee has reviewed and discussed with the Company’s management the part of this Information Statement above under the heading “Compensation Discussion and Analysis” and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement for filing with the SEC.

Submitted by the Compensation Committee of the Board of Directors.

Edward E. Penhoet, Ph.D. (Chairman)

James A. Harper

A. Bruce Montgomery, M.D.

ANNEX II

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

September 7, 2010

Board of Directors

ZymoGenetics, Inc.

1201 Eastlake Avenue East

Seattle, WA 98102-3702

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb Company (“BMS”) and its affiliates) of the outstanding shares of common stock, without par value (the “Shares”), of ZymoGenetics, Inc. (the “Company”) of the $9.75 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of September 7, 2010 (the “Agreement”), by and among BMS, Zeus Acquisition Corporation, a wholly owned subsidiary of BMS (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $9.75 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, either (i) Merger Sub will be merged with and into the Company, or (ii) in the event that BMS makes a Short-Form Election (as defined in the Agreement), the Company will merge with and into Merger Sub (either merger described in clauses (i) or (ii), the “Merger,” and together with the Tender Offer, the “Transactions”) and each outstanding Share (other than Shares already owned by BMS or Merger Sub, any Shares owned by the Company as treasury stock and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $9.75 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, BMS, any of their respective affiliates and third parties, including affiliates and portfolio companies of Warburg Pincus LLC, a significant shareholder of the Company (“Warburg Pincus”), or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We also have provided certain investment banking services to BMS and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as dealer manager with respect to the split-off of Mead Johnson Nutrition Company, a former subsidiary of BMS, in November 2009. We also have provided from time to time and are currently providing certain investment banking services to Warburg Pincus and its affiliates and portfolio companies for which our Investment Banking

Board of Directors

ZymoGenetics, Inc.

September 7, 2010

Page Two

Division has received, and may receive, compensation, including having acted as financial advisor to MBIA Insurance, a portfolio company of Warburg Pincus, in connection with the restructuring of KLD funding mezzanine notes that were insured by MBIA in November 2008; as financial advisor to InterMune Inc., a portfolio company of Warburg Pincus, in connection with its unregistered 3(a)(9) exchange in May 2009; as co-manager with respect to a public offering of 8,500,000 shares of Targa Resources, Inc., a portfolio company of Warburg Pincus, in April 2010; as co-manager with respect to a high-yield debt offering by Ziggo BV, a portfolio company of Warburg Pincus (aggregate principal amount of €1.2 billion), in May 2010; and as dealer manager with respect to a tender offer by Fidelity National Information Services, a portfolio company of Warburg Pincus, in August 2010. We may also in the future provide investment banking services to the Company, BMS and their respective affiliates and Warburg Pincus and its affiliates and portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Warburg Pincus and its affiliates from time to time and may have invested in limited partnership units of affiliates of Warburg Pincus from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; reviewed certain financial and stock market information for the Company and certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $9.75 per Share in cash to be paid to the holders (other than BMS and

Board of Directors

ZymoGenetics, Inc.

September 7, 2010

Page Three

its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $9.75 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or BMS or the ability of the Company or BMS to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer, or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $9.75 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)

ANNEX III

ZymoGenetics, Inc.

1201 Eastlake Avenue East, Seattle

Washington 98102-3702

September 15, 2010

Dear Shareholder:

We are pleased to inform you that on September 7, 2010, ZymoGenetics, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bristol-Myers Squibb Company (“Parent”) and an indirect wholly owned subsidiary of Parent (“Merger Sub”) pursuant to which Merger Sub commenced a tender offer on September 10, 2010 to purchase all of the outstanding shares of voting common stock, without par value, of the Company for $9.75 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of either Merger Sub with and into the Company or the Company with and into Merger Sub, with the Company or Merger Sub, respectively, continuing as the surviving corporation in the merger. In the merger, all of the Company’s outstanding shares, other than those owned by the Company, Parent or Merger Sub, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of the Company and its shareholders and authorized and adopted the Merger Agreement and the related plans of merger and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s shareholders accept the tender offer, tender their shares of Company common stock to Merger Sub pursuant to the tender offer and, if required by applicable law, vote their shares in favor of approval of the Merger Agreement and the related plan of merger.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Merger Sub’s Offer to Purchase, dated September 10, 2010, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at midnight New York City time on October 7, 2010 (which is the end of the day on October 7, 2010).

Sincerely,

/s/ Douglas E. Williams, Ph.D.
Douglas E. Williams, Ph.D. Chief Executive Officer

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